     As filed with the Securities and Exchange Commission on April 2, 1999
                                           Registration Statement No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                     -------------------------------------
                                   Form S-4
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                     -------------------------------------
                                   SDL, Inc.
            (Exact name of registrant as specified in its charter)

        Delaware                     3674                    77-0331449
     (State or other           (Primary Standard          (I.R.S. Employer
     jurisdiction of              Industrial             Identification No.)
     incorporation or          Classification Code
      organization)                 Number)


                              80 Rose Orchard Way
                          San Jose, California 95134
                                (408) 943-9411
  (Address and telephone number of registrant's principal executive offices)
                     -------------------------------------
                               Michael L. Foster
                            Chief Financial Officer
                                   SDL, Inc.
                              80 Rose Orchard Way
                          San Jose, California 95134
                                (408) 943-9411
          (Name, address and telephone number, of agent for service)
                     -------------------------------------
                  Copies of all communications to be sent to:

  William D. Sherman,        Christopher Barrett,        Peter Hill, Esq.
         Esq.                        Esq.             Barlow Lyde & Gilbert
   Gil Livnah, Esq.               Bird & Bird             Beaufort House
  David B. Tom, Esq.            90 Fetter Lane        15 St. Botolph Street
Morrison & Foerster LLP        London EC4A 1JP           London EC3A 7NJ
  755 Page Mill Road               England                  England
       Palo Alto                44 171 415 6000          44 171 247 2277
 California 94304-1018
    (650) 813-5600
                     -------------------------------------
   Approximate date of commencement of proposed sale to the public: The date of mailing of the within Offer Document to the shareholders of IOC International plc.
                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                        Proposed
                                         maximum      Proposed
 Title of each class of                 offering      maximum      Amount of
    securities to be        Amount to   price per    aggregate    registration
      registered(1)       be registered   share    offering price     fee
------------------------------------------------------------------------------
Common Stock, $0.001 par     632,088
 value...................   Shares (2)  $83.03(3)  $52,482,266(3)  $14,591(3)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

(1) This Registration Statement relates to shares of Common Stock of SDL, Inc. ("SDL") to be issued by SDL in connection with the proposed acquisition of IOC International plc ("IOC").
(2) Based upon an estimate of the maximum number of shares of Common Stock of SDL that will be issued in connection with the proposed acquisition described herein.
(3) The price has been calculated in accordance with Rule 457(c) and is based on the average of the high and low price of the Common Stock of SDL as reported on the Nasdaq National Market System ("NASDAQ") on March 30, 1999.

    The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

    THIS OFFER DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

  If you are in doubt about this Offer, you should consult an independent financial adviser duly authorised under the Financial Services Act of 1986.

  You should read this Offer Document in conjunction with the accompanying Form of Acceptance.

  If you have sold or transferred all your holding of IOC Shares, please forward this Offer Document and the accompanying Form of Acceptance and reply-paid envelope to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into the United States, Canada, Australia or Japan.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               RECOMMENDED OFFER

                                       by

                              REA BROTHERS LIMITED

                                  on behalf of

                                   SDL, INC.

                                      for

                             IOC INTERNATIONAL PLC

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  The Offer is not being made, directly or indirectly, in or into, nor is it capable of acceptance from, the United States, Canada, Australia or Japan and this document and the Form of Acceptance are not being, and must not be, mailed or transmitted in or into the United States, Canada, Australia or Japan.

  A letter from the Chairman of IOC recommending the Offer is set out on pages 5 to 7 of this Offer Document.

  The procedure for acceptance is set out on pages 19 to 22 of this Offer Document and in the accompanying Form of Acceptance. To accept the Offer, the Form of Acceptance must be completed and returned as soon as possible and, in any event, so as to be received no later than 3.00 p.m. (UK time) on . 1999.

  See Appendix IX of this Offer Document for definitions of terms used in this Offer Document.

  The Shareholders of IOC are strongly urged to read and consider carefully this Offer Document in its entirety, including the matters referred to under "Information Regarding SDL -- Risk Factors", beginning on page 24 of this Offer Document.

  Neither the Securities and Exchange Commission nor any United States state securities commission has approved or disapproved these securities, or determined if this Offer Document is truthful or complete. Any representation to the contrary is a criminal offence.

  Rea Brothers Limited, which is regulated by The Securities and Futures Authority Limited, is acting exclusively for SDL and no-one else in connection with the Offer and will not be responsible to anyone other than SDL for providing the protections afforded to customers of Rea Brothers Limited nor for providing advice in relation to the Offer.

  Henry Cooke Corporate Finance Ltd, which is regulated by The Securities and Futures Authority Limited, is acting exclusively for IOC and no-one else in connection with the Offer and will not be responsible to anyone other than IOC for providing the protections afforded to customers of Henry Cooke Corporate Finance Ltd nor for providing advice in relation to the Offer.

  Certain market makers on the Alternative Investment Market ("AIM") may engage in "market making" transactions on AIM in Shares during the period from the announcement of the Offer until the end of the Offer period.

                 Where You Can Find More Information About SDL

  SDL files annual, quarterly and special reports, proxy statements and other information with the SEC. SDL's SEC filings are available to the public over the Internet at the SEC's Web site at http://www.sec.gov. You may also read and copy any document SDL files with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

  The SEC allows SDL to "incorporate by reference" into this Offer Document the information SDL has filed with them. The information incorporated by reference is an important part of this Offer Document and the information that SDL files subsequently with the SEC will automatically update this Offer Document. SDL incorporates by reference the documents listed below and any filings SDL makes with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of this registration statement that contains this Offer Document and prior to the time that the Offer becomes or is declared unconditional in all respects:

  . SDL's Annual Reports on Form 10-K and 10-K/A for the fiscal year ended
    January 1, 1999;

  . SDL's Definitive Proxy Statement dated April , 1999, filed in connection with SDL's 1999 Annual Meeting of Stockholders to be held on May 13, 1999; and

  . the description of SDL's Common Stock contained in SDL's Registration
    Statement on Form 8-A filed on November 7, 1997 under Section 12 of the Exchange Act, including SDL's Registration Statement on Form 8-A/A filed on March 19, 1999 updating such description.

  You may, during normal business hours on any weekday, inspect the Registration Statement of which this Offer Document is a part and you may request a copy of the Registration Statement or a copy of these filings, at no cost, by writing or telephoning the following at the following addresses:

      Bird & Bird                           SDL, Inc.
Attention: Chris Barrett          Attention: Investor Relations
     90 Fetter Lane                    80 Rose Orchard Way
    London EC4A 1JP                 San Jose, California 95134
        England                         001 (408) 943-4364
    +44 171 415 6000

                                Rule 8 Notices

Any person who, alone or acting together with any other person(s) pursuant to any agreement (formal or informal), owns or controls, or becomes the owner or controller of, directly or indirectly, one per cent. (1 per cent.) or more of any relevant securities (as such term is defined on page VI-9 of this Offer Document) is required, under the provisions of Rule 8 of the City Code, to notify, in typed format, the Company Announcements Office of the London Stock Exchange, which will notify the Panel by no later than 12.00 noon on the business day following the date of the relevant transaction of every dealing in any relevant securities until the Initial Closing Date of the Offer or (if later) such time as the Offer becomes or is declared unconditional in all respects or lapses, in accordance with Rule 8. Dealings by "associates" (within the meaning of the City Code) of SDL or IOC in SDL Common Stock or IOC Shares until such time must also be disclosed. Please consult your legal counsel immediately if you believe Rule 8 may be applicable to you.

                             Financial Information

The extracts from the consolidated financial statements of, and other information about, SDL appearing in this Offer Document are presented in US dollars ($) and have been prepared in accordance with US generally accepted accounting principles ("US GAAP"). The extracts from the consolidated financial statements of, and other information about, IOC appearing in this Offer Document are presented in pounds sterling ((Pounds)) and have been prepared in accordance with UK GAAP. US GAAP and UK GAAP differ in certain significant respects. As a result, and for the convenience of the reader, the financial information of IOC used in the preparation of the pro forma information appearing in this Offer Document has been adjusted to comply with US GAAP and contains translations of pounds sterling amounts into US dollars at rates specified in "Information regarding IOC -- Selected financial information." Such translations should not be construed as representations that the pounds sterling amounts represent, or have been, or could be converted into US dollars at that or any other rate. On 30 March 1999, the last dealing day before the announcement of the Offer, the conversion rate of pounds sterling to US dollars was $1.6115 per (Pounds)1.00, as set by the Noon Buying Rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York. This information is provided for the convenience of the reader and may differ from the actual rates in effect during the periods covered by the IOC financial information discussed herein.

                               Table of Contents

                                                                           Page
                                                                           ----
LETTER FROM THE CHAIRMAN OF IOC TO IOC SHAREHOLDERS.......................   5
OFFER LETTER FROM REA BROTHERS TO IOC SHAREHOLDERS........................   8
  1.Introduction..........................................................   8
  2.The Offer.............................................................   8
  3.Dealing facility......................................................   9
  4.Irrevocable undertakings..............................................   9
  5.IOC Share Option Schemes..............................................  10
  6.Accounting treatment..................................................  10
  7.Information on SDL....................................................  11
  8.Information on IOC....................................................  11
  9.Background to and reasons for the Offer...............................  12
  10.Management and employees.............................................  14
  11.Financial effects of acceptance......................................  14
  12.Illustrative comparative per share data..............................  15
  13.Taxation.............................................................  16
  14.Procedure for acceptance.............................................  19
  15.Settlement...........................................................  23
  16.Further information..................................................  23
INFORMATION REGARDING SDL.................................................  24
  1.Risk factors..........................................................  24
  2.Selected historical financial information of SDL......................  36
INFORMATION REGARDING IOC.................................................  37
  1.Business..............................................................  37
  2.Selected financial information........................................  38
  3.IOC management's discussion and analysis of financial condition and results of operations............................................  39
  4.Nature of trading market..............................................  41
  5.Market risk...........................................................  41

                                      APPENDICES
 APPENDIX I    Conditions and further terms of the Offer..............      I-1
 APPENDIX II   SDL financial statements...............................     II-1
 APPENDIX III  IOC financial statements...............................    III-1
               Unaudited pro forma combined condensed financial
 APPENDIX IV   statements.............................................     IV-1
 APPENDIX V    Certain market and dividend information................      V-1
 APPENDIX VI   Additional information.................................     VI-1
 APPENDIX VII  Description of SDL Capital Stock and changes in certain
                rights of IOC Shareholders............................    VII-1
 APPENDIX VIII Certain provisions of the Companies Act 1985...........   VIII-1
 APPENDIX IX   Definitions............................................     IX-1

                              [LOGO APPEARS HERE]

                 (Registered in England and Wales No. 3131731)

 Directors:                                        Registered Office:
 D. P. Taylor    (Non-executive Chairman)   3 Waterside Business Park
 M. A. Powell    (Managing Director)                         Eastways
 T. G. Collins   (Production Director)                         Witham
 M. K. Burwood   (Finance Director)                     Essex CM8 3YQ
 A. P. Appleyard (Technical Director)
 C. A. Bradley   (Non-executive Director)
 D. Cheesman     (Non-executive Director)
 N. S. Kapany    (Non-executive Director)

                                                                   . April 1999

To IOC Shareholders and, for information only, to participants in the IOC Share Option Schemes

Dear Shareholder

                       Recommended Offer by SDL for IOC

The boards of IOC and SDL announced on 31 March 1999 that agreement had been reached on the terms of a recommended share for share offer to be made by Rea Brothers on behalf of SDL for the whole of the share capital of IOC. I am writing to explain the background to the Offer and the reasons why your directors consider that the terms of the Offer are fair and reasonable and, accordingly, why they unanimously recommend that you accept the Offer.

Background to and reasons for the recommendation

Since its flotation on the Alternative Investment Market of the London Stock Exchange in March 1996, IOC has established a strong reputation for innovation in the design, development and manufacture of lithium niobate opto-electronic devices.

As part of IOC's product development initiatives, its executive management regularly visits customers and other telecommunications equipment component suppliers around the world and, as a result, has developed a close relationship with the management of SDL.

IOC's board has for some time recognised the value of international collaboration to maximise the growth potential of IOC's business. During recent discussions between the management of IOC and SDL it has become apparent that the two companies are likely to benefit significantly from a combination of their operations. The combination of IOC and SDL will represent a major step in the pursuit of both groups' international ambitions. The board considers that SDL represents a partner which has the resources to enable IOC to take full advantage of the opportunities developing in the opto-electronic components market.

The IOC board believes that becoming part of the SDL Group will provide the IOC Group with greater resources to further develop its products, particularly the ability to create integrated component modules which are of increasing interest to dense wave division multiplexy customers. It is expected that the Enlarged Group will have the credibility and critical mass to gain improved acceptance with key customers, which is of growing importance in a competitive market already subject to rapid change and consolidation. Additionally, the combination of SDL's and IOC's sales teams is expected to provide better coverage of, and service to, the international telecommunications markets.

Discussions with SDL have led to agreement on the terms of this Offer which your board believes, having been so advised by Henry Cooke and having taken into account the prospects for IOC as an independent company, is in the best interests of IOC and its shareholders.

Terms of the offer

The formal Offer, which is set out in the letter from Rea Brothers beginning on page 8 of this Offer Document, is on the following basis:

       for every 100 IOC Shares     1.815 shares of New SDL Common Stock

and so in proportion for any other number of IOC Shares held. This basis is calculated before taking account of SDL's recently announced intention to declare a 2 for 1 stock split by way of a stock dividend.

Based on the closing SDL Common Stock price on the NASDAQ National Market System on . April 1999 of $. per share and an exchange rate of $ . to (Pounds)1 (being the Noon Buying Rate on . April 1999), full acceptance of the Offer would value each IOC Share at .p ($.) and IOC's current issued share capital at approximately (Pounds). million ($. million).

An Offer value of .p per IOC Share represents a premium of . per cent. over the IOC Closing Price of 55.5p on 30 March 1999, the last dealing day before the announcement of the Offer and a premium of . per cent. over the IOC Closing Price on . April 1999.

Full acceptance of the Offer will involve the issue of up to 632,088 shares of New SDL Common Stock, representing approximately four per cent. of SDL's current outstanding Common Stock and, based on the closing SDL Common Stock price on the NASDAQ National Market System on . April 1999, values IOC's share capital at approximately (Pounds). million ($. million) on a fully diluted basis after adjusting for the exercise of all outstanding IOC options and deducting the aggregate exercise price of such options.

Dealing facility

The New SDL Common Stock will be traded on the NASDAQ National Market System, but will not be listed on the London Stock Exchange or traded on AIM. Since IOC Shareholders may not be able to deal easily or economically in the US market, IOC Shareholders will shortly receive information regarding a dealing facility developed by IRG Trustees Limited using the services of Donaldson, Lufkin & Jenrette International. This arrangement will enable those IOC Shareholders who wish to sell any of their New SDL Common Stock to do so at a competitive rate of commission. The facility will be available to IOC Shareholders who accept the Offer for a limited period following the Offer becoming or being declared unconditional in all respects.

Undertakings to accept the Offer

The UK directors of IOC and certain other IOC Shareholders have given irrevocable undertakings to accept the Offer in respect of holdings amounting in total to 19,766,175 IOC Shares, representing 63.49 per cent. of IOC's issued share capital as at 30 March 1999. Of these undertakings, those relating to 5,084,830 IOC Shares (16.33 per cent.) will be binding even if a higher competing offer is made and those relating to 14,681,345 IOC Shares (47.16 per cent.) will cease to be binding in certain circumstances.

Further details of the irrevocable undertakings are set out in Appendix VI of this Offer Document.

IOC Share Option Schemes

The Offer extends to any IOC Shares which are unconditionally allotted or issued whilst the Offer remains open for acceptance pursuant to the exercise of options under the IOC Share Option Schemes.

As part of the Offer, appropriate proposals reflecting the terms of the Offer will be made in due course to participants in the IOC Share Option Schemes which will provide holders of options under the IOC Share Option Schemes with the ability to exchange their options for options over SDL Common Stock. These proposals will be made subsequent to, or conditional upon, the Offer becoming or being declared unconditional in all respects. IOC has agreed with SDL to refrain from taking any voluntary action and not to make any changes to the IOC Share Option Schemes which would cause options over IOC Shares to be exercised at a date earlier than the date on which they would otherwise become exercisable.

Action to be taken to accept the Offer

The procedure for acceptance of the Offer is set out in paragraph 14 of the letter from Rea Brothers included in this Offer Document. In order to accept the Offer, you should return your completed Form of Acceptance in accordance with the instructions thereon as soon as possible and, in any event, so as to be received not later than 3.00 p.m. (UK time) on . 1999.

Taxation

Your attention is drawn to paragraph 13 of the letter from Rea Brothers included in this Offer Document. If you are in any doubt as to your tax position, you should consult your independent professional adviser.

Recommendation

Your directors, who have been so advised by Henry Cooke, consider the terms of the Offer to be fair and reasonable. In providing advice to the directors of IOC, Henry Cooke has taken into account the commercial assessments of the directors of IOC.

Your directors therefore unanimously recommend you to accept the Offer, as they have irrevocably undertaken to do in respect of holdings amounting to 1,027,500 IOC Shares, representing 3.30 per cent. of the issued share capital of IOC as at 30 March 1999.

As with any investment in shares of a high technology company, including IOC, an investment in SDL Common Stock involves a high degree of risk. IOC Shareholders should have regard to the factors referred to under "Information regarding SDL--Risk factors" beginning on page 24 of this Offer Document when making investment decisions with respect to SDL Common Stock.

                               Yours faithfully

                                 Dennis Taylor
                                   Chairman

                                    [LOGO]
                                 Rea Brothers
                             Rea Brothers Limited
              Alderman's House, Alderman's Walk, London EC2M 3XR
                           Bankers Established 1919

                                                                   . April 1999

To IOC Shareholders and, for information only, to participants in the IOC Share Option Schemes

Dear Shareholder

                       Recommended Offer by SDL for IOC

1.Introduction

It was announced on 31 March 1999 that the boards of SDL and IOC had reached agreement on the terms of a recommended share for share Offer to be made by Rea Brothers on behalf of SDL for the whole of the share capital of IOC. This letter sets out the formal Offer. A Form of Acceptance and a reply-paid envelope to be used for the purpose of accepting the Offer are also enclosed.

On the basis set out in paragraph 11 below, the Offer represents a premium of
66.9 per cent. over the IOC Closing Price on 30 March 1999, the last dealing date before the announcement of the Offer and a premium of . per cent. over the IOC Closing Price on . April 1999.

Your attention is drawn to the letter from your Chairman, Dennis Taylor, beginning on page 5 of this Offer Document, from which you will see that the board of IOC considers the terms of the Offer to be fair and reasonable and unanimously recommends IOC Shareholders to accept the Offer.

2.The Offer

The Offer is being made on, and subject to, the conditions and principal further terms set out in Appendix I of this Offer Document, and on the following basis:

    for every 100 IOC Shares      1.815 shares of New SDL Common
    Stock

and so in proportion for any other number of IOC Shares held. This is calculated before taking account of SDL's recently announced intention to declare a 2 for 1 stock split by way of a stock dividend.

Based on the closing SDL Common Stock price on the NASDAQ National Market System on . April 1999 of $ . per share and an exchange rate of $ . to (Pounds)1 (being the Noon Buying Rate on . April 1999), the Offer values each IOC Share at . p ($ . ) and values IOC's current issued share capital at approximately (Pounds) . million ($ . million).

                               Regulated by SFA
                       Registered in England No. 161783

Full acceptance of the Offer will involve the issue of up to 632,088 shares of New SDL Common Stock, representing approximately four per cent. of SDL's current outstanding Common Stock and values IOC's share capital at approximately (Pounds) . million ($ . million) on a fully diluted basis after adjusting for the exercise of all outstanding IOC options and deducting the aggregate exercise price of such options).

The New SDL Common Stock issued pursuant to the Offer will be credited as fully paid and will rank pari passu in all respects with the existing SDL Common Stock, including the right to receive the benefit of all dividends and other distributions declared, made or paid after 31 March 1999 (the date of the announcement of the Offer) including the right to receive the stock dividend referred to above relating to the intended stock split to be effected by SDL.

If the Offer becomes or is declared unconditional in all respects, fractions of a share of SDL Common Stock will not be issued to accepting IOC Shareholders, who will instead receive from SDL an amount in cash (calculated in sterling by reference to the Noon Buying Rate and the closing SDL Common Stock price on the NASDAQ National Market System on the date the Offer becomes or is declared unconditional in all respects) in lieu of any entitlements to a fraction of a share of SDL Common Stock. Individual entitlements of less than (Pounds)3.00, however, will not be paid to IOC Shareholders but will be retained for the benefit of the Enlarged Group.

Application will be made to the National Market System of NASDAQ for the New SDL Common Stock issued pursuant to the Offer to be admitted to the National Market System of NASDAQ for quotation. The New SDL Common Stock will not be listed on the London Stock Exchange or traded on AIM. Further details of settlement are set out in paragraph 15 below.

The IOC Shares which are the subject of the Offer will be acquired fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and other third party rights or interests of any nature whatsoever and together with all rights now or hereafter attached to them, including the right to receive and retain the benefit of all dividends and other distributions declared, made or paid hereafter.

Acceptances of the Offer should be dispatched as soon as possible and in any event so as to be received by 3.00 p.m. (UK time) on . 1999. Instructions on how to accept the Offer are set out in paragraph 14 below and in the Form of Acceptance.

3.Dealing facility

The New SDL Common Stock will be traded on the NASDAQ National Market System, but will not be listed on the London Stock Exchange or traded on AIM. Since IOC Shareholders may not be able to deal easily or economically in the US market, IOC Shareholders will, shortly after the Offer Document is posted, receive information regarding a dealing facility established by IRG Trustees Limited using the services of Donaldson, Lufkin & Jenrette International. This arrangement will enable those IOC Shareholders who wish to sell any of their New SDL Common Stock to do so at a competitive rate of commission. The facility will be available to IOC Shareholders who accept the Offer for a limited period following the Offer becoming or being declared unconditional in all respects.

4.Irrevocable undertakings

The UK directors of IOC and certain other IOC Shareholders have given irrevocable undertakings to accept the Offer in respect of holdings amounting in total to 19,766,175 IOC Shares, representing 63.49 per cent. of IOC's issued share capital as at 30 March 1999. Of these undertakings, those relating to 5,084,830 IOC Shares (16.33 per cent.) will be binding even if a higher competing offer is made for IOC and those relating to 14,681,345 IOC Shares (47.16 per cent.) will cease to be binding under certain circumstances.

Further details of the irrevocable undertakings are set out in paragraph 3(f) of Appendix VI of this Offer Document.

As part of its overall plan to acquire the entire issued share capital of IOC, SDL purchased 10,550 IOC Shares on 29 March 1999. Immediately following the acquisition of IOC, SDL will transfer all or a portion of the IOC Shares owned by it to a direct or indirect subsidiary. Save for this holding and the irrevocable undertakings referred to above, no member of the SDL Group nor, so far as SDL is aware, any party acting in concert (as defined in the City Code) with SDL owns or controls any IOC Shares or holds any options to purchase IOC Shares or has received any irrevocable commitments to accept the Offer or has entered into any derivative contracts referenced to IOC Shares which remain outstanding.

5.IOC Share Option Schemes

The Offer will extend to any IOC Shares which are unconditionally allotted or issued whilst the Offer remains open for acceptance pursuant to the exercise of options under the IOC Share Option Schemes.

As part of the Offer, appropriate proposals reflecting the terms of the Offer will be made in due course to participants in the IOC Share Option Schemes which will provide holders of options under the IOC Share Option Schemes with the ability to exchange their options for options over SDL Common Stock. These proposals will be made subsequent to, or conditional upon, the Offer becoming or being declared unconditional in all respects. IOC has agreed with SDL to refrain from taking any voluntary action and not to make any changes to the IOC Share Option Schemes which would cause options over IOC Shares to be exercised at a date earlier than the date on which they would otherwise become exercisable.

6.Accounting treatment

Pooling of interests

The acquisition of IOC Shares under the Offer is intended to qualify as a pooling of interests transaction, which means the recorded assets and liabilities of IOC will be carried forward to the combined business at their recorded amounts. The historical revenues and expenses of IOC, for all periods, will be combined with those of SDL, whose financial statements will then be restated.

SDL expects, on the date that the Offer becomes or is declared unconditional in all respects, that it will have received a letter from Ernst & Young LLP, dated as of the date on which the Offer becomes or is declared unconditional in all respects, to the effect that it concurs no conditions exist in relation to IOC (other than any arising as a result of anything done by any member of the IOC Group pursuant to a request evidenced in writing by or on behalf of
SDL) that would preclude SDL accounting for the Offer as a pooling of interests under Accounting Principles Board Opinion No. 16.

Affiliate agreements

In order that the acquisition of IOC may be treated as a pooling of interests under US GAAP, the directors of IOC have agreed with SDL in respect of a total of 1,227,500 IOC Shares

(representing approximately 3.94 per cent. of IOC's issued share capital as at 30 March 1999), unless certain conditions set out in those agreements are satisfied, not to deal in their IOC Shares (other than to accept the Offer) or their New SDL Common Stock until SDL has published financial statements incorporating at least 30 days of post acquisition combined operations of SDL and IOC. Financial statements reflecting the combined operations of SDL and IOC are required to be included in SDL's quarterly report on Form 10-Q, filed with the SEC, for the quarter in which the Offer becomes or is declared unconditional in all respects.

7.Information on SDL

SDL designs, manufactures and markets fiber optic related products, lasers and optoelectronic based systems. Its products are used in a diversity of markets such as telecommunications, cable television, dense wavelength division multiplexing ("DWDM"), satellite communications, printing, medical and materials processing.

SDL was established in 1983 as a joint venture between Xerox and Spectra-Physics to develop and commercialise semiconductor laser technology. The management of SDL led a group to buy-out the joint venture partners in 1992 and the Company was admitted to NASDAQ in 1995. SDL's technical staff, including over fifty PhDs, represents one of the largest investments in core technology in the photonics industry. From the original products introduced in 1984, SDL has expanded its product offering to over 200 standard products in addition to providing custom design and packaging for original equipment manufacturer ("OEM") customers. SDL's revenue also includes revenue from customer-funded research programs.

By 1995, the management of SDL recognised that its core technical strengths of high reliability and high power were particularly well-suited to the growing market opportunity in fiber optic communications. Since the acquisition of Seastar Optics in 1995, SDL's strategy has increasingly focused on providing solutions for optical communications. SDL's optical communications products power the transmission of data, voice and Internet information over fiber optic networks to meet the needs of telecommunications, DWDM, cable television and satellite communications applications. Led by growth in shipments of its flagship 980 nm semiconductor laser pump module, revenue in 1998 from fiber optic products for terrestrial, undersea and cable television communications increased by more than 100 per cent. compared with 1997. Overall, communications-related revenue increased to 66 per cent. of total revenue in the fourth quarter of 1998.

For the year ended 31 December 1998, SDL generated income before taxes of $13.866 million on revenues of $106.138 million. As at 31 December 1998, SDL had total stockholders' equity of $93.247 million.

SDL Common Stock is traded on the NASDAQ National Market System under the symbol "SDLI". SDL had a current market capitalisation of approximately $1.2 billion as at 30 March 1999, the last dealing day before the Offer announcement, based on the closing SDL Common Stock price on the NASDAQ National Market System of $82.25.

Further information on SDL may be found beginning on page 24 of this Offer Document.

8.Information on IOC

IOC, which is based in Witham, Essex, was formed in 1995 and was floated on AIM in 1996. IOC is the parent company of Integrated Optical Components Limited, which was founded in 1991 with venture capital funding.

The IOC Group's products include 2.5 Gbit/s and 10 Gbit/s modulators and other lithium niobate components which are designed for use in long haul fiber optic transmission systems. The IOC Group manufactures hermetically sealed lithium niobate modulators, developed for high reliability applications for both 2.5 Gbit/s and 10 Gbit/s transmission. The worldwide lithium niobate modulator market is expected to grow significantly as transmission systems continue to move to 10 Gbit/s and 40 Gbit/s data rates per wavelength division multiplexing ("WDM") channel.

The IOC Group has also designed and developed a prototype integrated laser modulator and a prototype integrated driver modulator. These products are currently being market tested.

Since the admission of its shares to AIM, IOC has invested heavily in its manufacturing capacity and technologies. As a result, the IOC Group now provides high yield manufacturing of high performance products. IOC tests and qualifies all its products to industry quality standards.

For the year ended 30 September 1998, IOC reported a loss on ordinary activities before taxation of (Pounds)2.952 million on turnover of (Pounds)4.025 million. As at 30 September 1998, IOC had equity shareholders' funds of (Pounds)8.802 million.

Further information on IOC may be found beginning on page 37 of this Offer Document.

9.Background to and reasons for the Offer

Background

As part of SDL's efforts to encourage growth through strategic acquisitions of complementary businesses, SDL regularly examines a variety of potential acquisitions which may assist SDL's growth and enable SDL to market a wider range of products to a broader customer base.

On 25 February 1998, Gregory P. Dougherty, the chief operating officer of SDL, and Mike Powell, the managing director of IOC, met informally while attending the 1998 Optical Fiber Conference in San Diego, California. Mr. Dougherty and Mr. Powell discussed the possibility of entering into an agreement to integrate SDL's indium phosphide products into IOC products. After the date of the 1998 Optical Fiber Conference and continuing through August 1998, Mr. Dougherty and Jo Major, SDL's director of communications business unit, continued occasional discussions with Tom Collins, the production director of IOC, regarding product sales.

On 28 July 1998, David Welch, SDL's chief technical officer, met with Mike Powell of IOC at IOC's facility in the United Kingdom to learn more about IOC's products and the potential for integration of SDL products into IOC products.

On 21 October 1998, a non-disclosure agreement was executed for the purpose of entering into more detailed discussions regarding mutual product development and integration.

After evaluating product integration possibilities, SDL began to consider a possible acquisition strategy for IOC. At the 12 December 1998 board meeting of SDL, the board discussed a number of potential acquisition opportunities, including IOC.

On 6 January 1999, Don Scifres, chairman and chief executive officer of SDL, Mr. Welch and Mr. Dougherty visited the UK office of IOC to introduce IOC to the SDL management. The SDL representatives met with Dennis Taylor, the chairman of IOC, Mr. Powell, Mr. Collins and Andrew Appleyard, IOC's technical director. The participants discussed IOC's product lines, market opportunities, manufacturing capacity and reviewed IOC's historical financial results. In addition, SDL and IOC informally discussed a potential acquisition of IOC by SDL.

On 27 January 1999, Mr. Taylor, Mr. Powell and Mike Burwood, finance director, of IOC, along with David Cheesman, a non-executive director of IOC, visited SDL's facility in San Jose, California. Senior management of SDL made presentations to the IOC representatives overviewing SDL's business. The IOC representatives then met with the senior management of SDL to discuss SDL's existing products and financial results and visited SDL's manufacturing facilities. The participants in these meetings continued informal discussions concerning the potential acquisition of IOC by SDL. These discussions included valuation ranges for the IOC shares and a hypothetical schedule of a proposed acquisition by SDL.

On 8 February 1999 and 9 February 1999, Michael Foster, the chief financial officer of SDL, visited IOC to conduct financial due diligence. Mr. Foster met with Mr. Powell and Mr. Burwood, and reviewed IOC's financial information.

On 11 February 1999, Mr. Foster and Mr. Welch recommended to the board of SDL that they approve the entering into further discussions with IOC leading towards an agreement to acquire the shares of IOC. At this meeting, SDL's board authorised SDL's management to continue discussions with IOC and to prepare and deliver to IOC a letter of intent ("LOI") from SDL. On 12 February 1999, Mr. Welch delivered the first draft LOI to IOC. On 17 February 1999, Mr. Welch met with Mr. Powell in London to begin negotiating the terms of the LOI.

On 17 and 19 February 1999, Mr. Collins and Mr. Appleyard visited SDL's facilities in Victoria, British Columbia and San Jose, California to assess SDL's manufacturing and technical capabilities.

On 21 February 1999, at the 1999 Optical Fiber Conference being held in San Diego, Mr. Welch and Mr. Powell met to continue negotiating the terms of the LOI. These negotiations continued as time permitted during the conference and the LOI was executed by SDL and IOC on 23 February 1999. On 25 and 26 February 1999, Douglas Carothers, SDL's director of legal affairs and intellectual property, Della Bynum, vice president of human resources for SDL, together with Christopher Barrett of Bird & Bird, SDL's UK legal advisers, visited IOC and conducted legal due diligence on IOC. Further due diligence visits were made on 2 March 1999 by Dennis Samaritoni, vice president of manufacturing, and Paul Gaffney, facilities manager of SDL, specifically to assess manufacturing key performance indices, health and safety and environmental matters.

On 4 March 1999, SDL engaged Rea Brothers as its financial adviser in connection with the Offer. Between 4 March 1999 and 31 March 1999, a series of conference calls and meetings took place between Mr. Welch of SDL, Mr. Powell of IOC, Rea Brothers, Henry Cooke, the firms of Bird & Bird and Morrison & Foerster LLP, legal advisers to SDL, and Barlow Lyde & Gilbert and Latham & Watkins, legal advisers to IOC. The purpose of these calls and meetings was to discuss matters relating primarily to the terms and structure of the offer for IOC, regulatory requirements relating to any such offer, the due diligence investigation to be performed by SDL in order to assess the perceived benefits of a combination with IOC, and to review the required documentation necessary for a formal offer to be made by SDL for IOC.

On 24 March 1999, the board of SDL approved the terms of the Offer, subject to agreement of the detailed terms, the form of the Offer Document and related documents and the filing of the Registration Statement with the SEC. On 25 March 1999, the board of IOC approved the terms of the Offer, the draft form of the Offer Document, the portions of the draft Registration Statement relating to IOC and other related documents.

On 31 March 1999, SDL and IOC issued a press release announcing the terms of the Offer and on 2 April 1999 filed the Registration Statement with the SEC.

Reasons

The acquisition of IOC is intended to expand SDL's range of optical products to its DWDM system customers and is a key part of SDL's strategy to offer a full line of critical components to fiber optic systems manufacturers.

SDL is a leading supplier of 980 nm pump modules for use in fiber amplifiers in both terrestrial and undersea communications business. SDL also offers a line of other products for use in the telecommunications business, including fiber Bragg gratings, WDM combined 980 nm pump lasers and modules, high power 1480 nm laser pump modules, fiber amplifiers and tunable 1550 nm sources for telecommunications diagnostic equipment.

The IOC Group's operations, including manufacturing, design, development and sales and marketing, are based in the United Kingdom. The combination of SDL and IOC is expected to enhance SDL's presence in Europe and to enable greater penetration of the US market by IOC. The IOC Group will also bring technological expertise to SDL in the design of high frequency packaging.

The IOC board believes that becoming part of the SDL Group will provide the IOC Group with greater resources to further develop its products, particularly the ability to create integrated component modules which are of increasing interest to DWDM customers. It is expected that the Enlarged Group will have the credibility and critical mass to gain improved acceptance with key customers, which is of growing importance in a competitive market already subject to rapid change and consolidation.

The IOC board believes, having been so advised by Henry Cooke and having taken into account the prospects for IOC as an independent company, that the Offer is in the best interests of IOC and its shareholders.

10.Management and employees

Existing employment rights, including pension rights, of the management and employees of the members of the IOC Group will be fully safeguarded.

Following the acquisition, the IOC executive management team is expected to remain, including Mike Powell, who will continue as managing director of IOC. The IOC operating unit will report to Gregory P. Dougherty, the chief operating officer of SDL. SDL expects to integrate the sales organisations into a common structure.

11.Financial effects of acceptance

The information set out hereunder shows, for illustrative purposes only and on the bases and assumptions set out in the notes below, the financial effects of acceptance on capital value and income for a holder of 100 IOC Shares accepting the terms of the Offer, if the Offer becomes or is declared unconditional in all respects:

(a) Capital value

                                                             Based on SDL
                                                             Common Stock
                                                              price on:
                                                     ----------------------------
                                              Notes  30 March 1999  . April 1999
Sterling equivalent value of 1.815 shares of
 New SDL Common Stock issued in exchange for
 100 IOC Shares.............................    (i)   (Pounds)92.64   (Pounds) .
Market value of 100 IOC Shares..............   (ii)           55.50 (Pounds)55.50
                                                     -------------- -------------
Increase in value...........................  (iii)   (Pounds)37.14 (Pounds)   .
                                                     ============== =============
This represents an increase of..............  (iii)  66.9 per cent.            .

Notes:

(i) The sterling equivalents of SDL Common Stock are based on the NASDAQ National Market System closing prices of $82.25 per share of SDL Common Stock on 30 March 1999, the last dealing day before this announcement, and $ . on . April 1999 (the latest practicable date prior to the posting of this Offer Document) exchange rates of $1.6115 to (Pounds)1 and $ . to (Pounds)1, being the 30 March 1999 Noon Buying Rates on 30 March 1999 and
     .  April 1999, respectively.
(ii) The market value attributed to 100 IOC Shares is based on the IOC Closing Price of 55.5p on 30 March 1999, the last dealing day before this announcement.
(iii) No account has been taken of any liability to taxation or of the treatment of any fractional entitlements to New SDL Common Stock.

(b) Income

SDL did not declare or pay a dividend in respect of the year ended 31 December 1998. SDL intends to continue its policy of retaining earnings for use in its operations and in the expansion of its business and therefore does not anticipate paying any cash dividends or making any other form of distribution of income for the foreseeable future.

IOC did not declare or pay a dividend in respect of the year ended 30 September 1998.

12.Illustrative comparative per share data

The following tables set forth certain historical per share data of SDL and IOC and combined per share data on an unaudited pro forma basis after giving effect to the Offer on a pooling of interests basis assuming the issuance of
1.815 shares of New SDL Common Stock in exchange for 100 IOC Shares and the issuance of an option to purchase 1.815 of a share of SDL Common Stock for every 100 outstanding options under the IOC Share Option Schemes. The data below should be read in conjunction with the selected financial data and separate historical financial statements of SDL and IOC included in this Offer Document and the unaudited pro forma combined condensed financial statements also included in this Offer Document. The unaudited pro forma combined financial data are not necessarily indicative of the operating results that would have been achieved had the Offer been consummated in an earlier period and should not be construed as being representative of future operations. Historical figures for IOC are based on pounds sterling amounts prepared on a US GAAP basis.

Pounds sterling amounts have been translated into US dollars at either the exchange rate at the end of the period presented or the weighted average exchange rate for the period, as appropriate. A table setting forth the sterling-dollar exchange rate at the end of certain financial periods, the average rate for each period and the range of high and low rates for each period can be found on page 38 of this Offer Document.

The historical book value per share is computed by dividing total stockholders' equity by the number of shares of SDL Common Stock plus IOC Shares outstanding at the end of the period. The pro forma book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of SDL Common Stock plus IOC Shares as of the end of the period presented.

IOC per share equivalents are calculated by multiplying the SDL combined pro forma per share amounts by 0.01815, the fraction of a share of SDL that will be exchanged for each IOC Share. Net income/(loss) data were calculated based on the weighted average number of IOC Shares and common equivalent shares outstanding during the period. SDL and IOC have not paid cash dividends to date.

                                                         Fiscal year ended
                                                            December 31,
                                                        ----------------------
                                                         1998    1997    1996
                                                        ------  -------  -----
   HISTORICAL--SDL:
   Net income/(loss) per share:
     Basic.............................................  $0.92  $(1.83)  $0.59
     Diluted...........................................  $0.87  $(1.83)  $0.54
   Book value per share................................  $6.53

                                                         Fiscal year ended
                                                            September 30,
                                                        ----------------------
                                                         1998    1997    1996
                                                        ------  -------  -----
   HISTORICAL--IOC: (U.S. GAAP)
   Net (loss)/income per share:
     Basic............................................. $(0.19)   $0.01  $0.05
     Diluted........................................... $(0.19)   $0.01  $0.04
   Book value per share................................ $ 0.48

                                                         Fiscal year ended
                                                            December 31,
                                                        ----------------------
                                                         1998    1997    1996
                                                        ------  -------  -----
   UNAUDITED PRO FORMA COMBINED--PER SHARE OF SDL
    COMMON STOCK:
   Net income/(loss) per share:
     Basic.............................................  $0.55   $(1.75) $0.66
     Diluted...........................................  $0.52   $(1.75) $0.60
   Book value per share................................  $7.29

                                                         Fiscal year ended
                                                            December 31,
                                                        ----------------------
                                                         1998    1997    1996
                                                        ------  -------  -----
   UNAUDITED PRO FORMA COMBINED--PER IOC SHARE:
   Net income/(loss) per share:
     Basic.............................................  $0.01   $(0.03) $0.01
     Diluted...........................................  $0.01   $(0.03) $0.01
   Book value per share................................  $0.13

13.Taxation

The following discussion of taxation is included for general information and only relates to the position of a person who is a UK resident and who is the absolute beneficial owner of IOC Shares. In particular, the following does not discuss all of the tax consequences that may be relevant to an IOC Shareholder in light of such shareholder's particular circumstances or to holders subject to special rules, such as insurance companies, dealers in securities, banks, tax-exempt organizations, or holders of IOC Shares acquired upon the exercise of stock options or through other compensatory transactions. The explanation of US and UK tax laws set out below is based on laws and, in the case of the UK, practice, at present in effect, including the Treaty, and, in the case of both the US and the UK, judicial and administrative precedent as of the date hereof. This explanation is subject to any changes in those laws, or in the interpretation thereof by the relevant taxation authorities, which changes may be made with prospective or retroactive effect, practice (in the case of the UK) and precedent occurring after the date hereof. No information is provided herein with respect to taxation under the laws of any jurisdiction other than the UK and the US. IOC Shareholders who are in any doubt as to their taxation position or are subject to taxation in any jurisdiction other than the UK or the US are urged to consult their professional advisers as to the specific tax consequences to them of the Offer.

UK taxation

The following discussion summarises in general terms for an IOC Shareholder who is a UK resident and who holds IOC Shares as an investment the principal UK tax consequences associated with the exchange of securities pursuant to the Offer. This summary assumes that SDL is resident for tax purposes only in the US.

Taxation of capital gains. The exchange of IOC Shares by an IOC Shareholder in return for New SDL Common Stock will not be treated as a disposal of IOC Shares for the purposes of UK taxation of capital gains, provided that either the IOC Shareholder, together with persons connected with him, owns not more than 5 per cent. of, or of any class of, the shares in or debentures of IOC or the clearance from the UK Inland Revenue referred to below is granted. The New SDL Common Stock will instead be treated as the same asset as the IOC Shares, acquired as and when the IOC Shares were acquired.

SDL has applied to the UK Inland Revenue for a tax clearance under section 138 of the Taxation of Chargeable Gains Act 1992 which, if granted, will confirm that the Inland Revenue is satisfied that the exchange of shares pursuant to the Offer is being effected for bona fide commercial reasons and not for tax avoidance purposes. The Offer is not conditional upon this tax clearance being granted.

An IOC Shareholder will, to the extent that he receives cash in lieu of a fraction of a share of New SDL Common Stock, be treated as making a part disposal of his IOC Shares which may, depending upon his individual circumstances, give rise to a liability to UK taxation of capital gains. If the cash amount is (Pounds)3,000 or less, the shareholder may be treated as having his allowable expenditure on SDL Common Stock as reduced by the amount of cash received instead of treating this as a part disposal.

A subsequent disposal of New SDL Common Stock by a UK resident may give rise to a liability to UK taxation of capital gains.

Stamp duty and stamp duty reserve tax. No UK stamp duty or stamp duty reserve tax will be payable by an IOC Shareholder on the transfer of IOC Shares to SDL. Any liability to UK stamp duty or stamp duty reserve tax on the transfer of such IOC Shares to SDL will be borne by SDL. No UK stamp duty or stamp duty reserve tax will be payable on the issue of New SDL Common Stock.

Dividends. SDL has never paid, and does not anticipate that it will pay, cash dividends on its Common Stock. A UK resident will generally be liable to income tax or corporation tax in the UK on the aggregate of any dividend received from SDL and any tax withheld at source in the US (see below under "US taxation"). In computing that liability to taxation, credit will be given for any tax withheld in the US and any tax withheld in the UK. In the case of a corporate UK resident which controls 10 per cent. or more of the voting stock of SDL, credit will also be available for underlying tax against UK taxes in respect of the dividend.

Special rules apply to UK residents who are not domiciled in the UK.

US taxation

The following is a general summary of certain US federal income and estate tax consequences of the acquisition, ownership and disposition of New SDL Common Stock by a UK resident who is not a "United States person" for purposes of US federal income tax. This summary does not address foreign, state or local tax consequences. IOC Shareholders are urged to consult their own tax advisers regarding the US federal, state and local income and other tax consequences of ownership and disposition of New SDL Common Stock, as well as any tax consequences that may arise under the laws of any foreign taxing jurisdiction. Although this summary does not generally deal with the tax consequences of the Offer to IOC Shareholders who are United States persons for the purposes of US federal income tax, it should be noted that the deferral of tax on any gain realised in the exchange which is available to IOC Shareholders who are UK residents as and to the extent described above for UK tax purposes is not expected to be available to IOC Shareholders who are United States persons for US tax purposes.

Acquisition of SDL Common Stock. In general, if a UK resident realises a gain or loss on the exchange of IOC Shares for New SDL Common Stock, such gain or loss will be subject to US federal income tax only if: (i) such gain or loss is effectively connected with such UK resident's conduct of a trade or business in the United States, but if the UK resident is eligible for the benefits of the Treaty, only if the gain or loss is attributable to a permanent establishment of such UK resident in the United States; (ii) the UK resident is an individual who is present in the United States for 183 or more days during the taxable year and who meets certain other requirements; or
(iii) the UK resident is subject to tax pursuant to the provisions of US tax law applicable to certain US expatriates. A UK resident who is subject to US tax on the exchange of IOC Shares should consult his, her, or its own tax adviser concerning the amount of the resulting tax liability, which will depend on the UK resident's individual circumstances.

Dividends. SDL has never paid, and does not anticipate that it will pay, cash dividends on its Common Stock. Should SDL ever pay a cash dividend on its Common Stock, UK residents who hold New SDL Common Stock would generally be subject to US withholding tax at the then-effective US withholding tax rate (currently 30 per cent.), subject to reduction, in the case of a UK resident eligible to claim the benefits of the Treaty, pursuant to the terms of the Treaty as then in effect. Dividends that are effectively connected with a United States trade or business conducted by a UK resident would not be subject to withholding tax but would generally be taxed at the same graduated rates that apply to United States persons (as defined for federal income tax purposes). Dividends may be subject to backup withholding at the rate of 31 per cent. unless the UK resident certifies to certain required information in accordance with US Treasury Regulations.

Sales or other dispositions of SDL Common Stock. A UK resident generally will not be subject to US income tax on gain realised upon a sale or other disposition of New SDL Common Stock unless: (i) the gain is effectively connected with the conduct of a trade or business in the United States, but if the UK resident is eligible for the benefits of the Treaty, only if the gain or loss is attributable to a permanent establishment of the UK resident in the United States; (ii) the UK resident is an individual who is present in the US for 183 days or more during the taxable year and certain other requirements are met; or (iii) the UK resident is subject to tax pursuant to provisions of US tax law applicable to US expatriates, including former citizens or residents of the United States. A UK resident who is subject to US tax on a sale or other disposition of New SDL Common Stock should consult with his, her, or its own tax adviser concerning the amount of the resulting tax liability, which will depend on the UK resident's individual circumstances.

The payment of the proceeds of a sale of SDL Common Stock to or through a US office of a broker is currently subject to both information reporting and US backup withholding at the rate of 31 per cent. unless the UK resident certifies its non-US status under penalties of perjury or otherwise establishes an exemption. Generally, US information reporting and backup withholding requirements will not apply to the receipt by a UK resident of proceeds of a sale of New SDL Common Stock through an office outside the United States of a non-US broker. However, US information reporting, but not backup withholding, generally will apply to a payment made outside the United States of the proceeds of a sale of New SDL Common Stock through an office outside the United States of a broker if the broker (i) is a United States person for US federal income tax purposes; (ii) derives 50 per cent. or more of its gross income for certain periods from the conduct of a trade or business in the United States; (iii) is a "controlled foreign corporation" for US tax purposes; or (iv) with respect to payments made after 31 December 1999, is a foreign partnership, if at any time during its taxable year, one or more of its partners are US persons, as defined in US Treasury Regulations, who in the aggregate hold more than 50 per cent. of the income or capital interest in the partnership or if, at any time during its taxable year, such foreign partnership is engaged in a US trade or business.

The US Treasury Department has recently finalized regulations regarding withholding and information reporting (the "Final Regulations") which will generally be effective for payments made after 31 December 1999. The Final Regulations do not significantly alter the substantive withholding and information reporting requirements but would alter the procedures for claiming the benefits of an income tax treaty and change the certification procedures relating to the receipt by intermediaries of payments on behalf of the beneficial owner of shares of New SDL Common Stock. UK residents should consult their own tax advisers regarding the effect, if any, of the Final Regulations.

Backup withholding, if applied, is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

Gain on the sale or disposition may also be subject to information reporting and backup withholding. Backup withholding, if applied, is not an additional tax. If backup withholding results in an overpayment of US taxes, a refund may be obtained, provided that the required information is furnished to the US Internal Revenue Service.

Federal estate tax. New SDL Common Stock owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States for federal estate tax purposes will be included in such individual's estate for US federal estate tax purposes unless an estate tax treaty applies other rules. Under the US-UK Estate and Gift Tax Treaty, a UK domiciliary who dies holding New SDL Common Stock will not include such shares in his estate for purposes of determining liability for US estate tax.

Federal Gift Tax. A gratuitous transfer of New SDL Common Stock owned or treated as owned at the time of transfer by an individual who is not a citizen or resident of the United States for federal gift tax purposes generally will not be subject to the federal gift tax.

14.Procedure for acceptance

This section should be read together with the notes on the Form of Acceptance

You should note that, if you hold IOC Shares in both certificated form and uncertificated form (that is, in CREST), you should complete a separate Form of Acceptance for each holding. If you hold IOC Shares in uncertificated form, but under different member account IDs, you should complete a separate Form of Acceptance in respect of each member account ID.

Similarly, if you hold IOC Shares in certificated form but under different designations, you should complete a separate Form of Acceptance in respect of each designation.

To accept the Offer

To accept the Offer, the Form of Acceptance must be completed and returned, whether or not your IOC Shares are in CREST. You should complete Boxes 1 and 3 and (if your IOC Shares are in CREST) Box 4, and in all cases sign Box 2 of the Form of Acceptance in the presence of a witness, who should also sign in accordance with the instructions printed in the Form of Acceptance.

Return of Form of Acceptance

The completed Form of Acceptance, together, if your IOC Shares are in certificated form, with your share certificate(s) for such IOC Shares and/or other document(s) of title, should be returned by post or by hand to New Issues Department, IRG plc, PO Box 166, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TH or by hand only (during normal business hours) to IRG plc, 23 Ironmonger Lane, London, EC2 as soon as possible but, in any event, so as to be received not later than 3.00 p.m. (UK time) on . 1999. A reply-paid envelope is enclosed for your convenience and may be used by IOC Shareholders for returning the Form of Acceptance within the UK. No acknowledgment of receipt of documents will be given. The instructions printed on the Form of Acceptance shall be deemed to form part of the terms of the Offer.

Shares in uncertificated form (that is, in CREST)

If your IOC Shares are in uncertificated form, you should insert, in Box 4 of the enclosed Form of Acceptance, the participant ID and member account ID under which such shares are held by you in CREST and otherwise complete and return the Form of Acceptance as described above. In addition, you should take (or procure to be taken) the action set out below to transfer the IOC Shares in respect of which you wish to accept the Offer to an escrow balance, specifying IRG plc (in its capacity as a CREST participant under its participant ID referred to below) as the escrow agent, as soon as possible and in any event so that the transfer to escrow settles not later than 3.00 p.m. (UK time) on . 1999.

If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your IOC Shares are held. In addition, only your CREST sponsor will be able to send the TTE instruction to CRESTCo in relation to your IOC Shares.

You should send (or, if you are a CREST sponsored member, procure that your CREST sponsor sends) a TTE instruction to CRESTCo which must be properly authenticated in accordance with CRESTCo's specifications and which must contain, in addition to the other information that is required for a TTE instruction to settle in CREST, the following details:

   .  the number of IOC Shares to be transferred to an escrow balance;

   . your member account ID. This must be the same member account ID as the member account ID that is inserted in Box 4 of the Form of Acceptance;

   . your participant ID. This must be the same participant ID as the participant ID that is inserted in Box 4 of the Form of Acceptance;

   . the participant ID of the escrow agent, IRG plc, in its capacity as a CREST Receiving Agent. This is RA10;

   .  the member account ID of IRG plc. This is "IOC";

   . the Form of Acceptance Reference Number. This is the Reference Number that appears next to Box 4 on page 3 of the Form of Acceptance. This Reference Number should be inserted in the first eight characters of the shared note field on the TTE instruction. Such insertion will enable IRG plc to match the transfer to escrow to your Form of Acceptance. You should keep a separate record of this Reference Number for future reference;

   . the intended settlement date. This should be as soon as possible and in any event not later than 3.00 p.m. (UK time) on . 1999;

   .  the Corporate Action ISIN. This is GB0004755459;

   . the Corporate Action Number for the Offer. This is allocated by CRESTCo and can be found by viewing the relevant Corporate Action details in CREST; and

   .  input with a Standard Delivery Instruction priority of 80.


After settlement of the TTE instruction, you will not be able to access the IOC Shares concerned in CREST for any transaction or charging purposes. If the Offer becomes or is declared unconditional in all respects, IRG plc will transfer the IOC Shares concerned to itself in accordance with paragraph (e) of Part C of Appendix I--"Conditions and further terms of the Offer."

You are recommended to refer to the CREST Manual published by CRESTCo for further information on the CREST procedure outlined above. For ease of processing, you are requested wherever possible, to ensure that a Form of Acceptance relates to only one transfer to escrow.

If no Form of Acceptance Reference Number, or an incorrect Form of Acceptance Reference Number, is included on the TTE instruction, SDL may treat any amount of IOC Shares transferred to an escrow balance in favour of IRG plc specified above from the participant ID and member account ID identified in the TTE instruction as relating to any Form of Acceptance which relates to the same member account ID and participant ID (up to the amount of IOC Shares inserted or deemed to be inserted on the Form of Acceptance concerned).

You should note that CRESTCo does not make available special procedures, in CREST, for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE instruction relating to IOC Shares to settle prior to 3.00 p.m. (UK time) on . 1999. In this connection, you are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

SDL will make an appropriate announcement if any of the details contained under "Procedure for acceptance--Shares in Uncertificated Form (that is, in CREST)" of this paragraph 14 alter for any reason.

Share certificates not readily available or lost

If your IOC Shares are in certificated form but your share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, the relevant Form of Acceptance should nevertheless be completed, signed and returned so as to arrive not later than 3.00 p.m. (UK time) on . 1999 at New Issues Department, IRG plc, PO Box 166, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TH or by hand only (during normal business hours) to IRG plc, 23 Ironmonger Lane, London EC2, together with any share certificate(s) and/or document(s) of title that you have available, accompanied by a letter stating that the balance will follow or that you have lost one or more share certificate(s) and/or document(s) of title. You should then arrange for the relevant share certificate(s) and/or other document(s) of title to be forwarded as soon as possible thereafter. No acknowledgment of receipt of documents will be given. In the case of loss, you should write as soon as possible to IOC's registrars, IRG plc, Balfour House, 390-398 High Road, Ilford, Essex IG1 INQ, for a letter of indemnity for lost share certificate(s) and/or other document(s) of title, which, when completed in accordance with the instructions given, should be returned to New Issues Department, IRG plc, PO Box 166, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TH or by hand only (during normal business hours) to IRG plc, 23 Ironmonger Lane, London EC2.

Deposits of IOC Shares into, and withdrawals of IOC Shares from, CREST

Normal CREST procedures (including timings) will be applied in relation to any IOC Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, during the course of the Offer (whether any such conversion arises as a result of a transfer of IOC Shares or otherwise). IOC Shareholders who are proposing so to convert any such shares are recommended to ensure that the conversion procedure is implemented in sufficient time to enable the person holding or acquiring the shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Offer (in particular, as regards delivery of share certificate(s) and/or other document(s) of title or transfers to an escrow balance as described above) prior to 3.00 p.m. (UK time) on . 1999.

Validity of acceptance

Subject to provisions of the City Code and without prejudice to paragraph 5 of Part B of Appendix I --"Further terms of the Offer", SDL reserves the right to treat as valid any acceptance of the Offer which is not entirely in order or which is not accompanied by the relevant transfer to escrow or (as applicable) the relevant share certificate(s) and/or other document(s) of title. In that event, no shares of SDL Common Stock will be issued under the Offer, until after the relevant transfer to escrow has settled or (as applicable) the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to SDL have been received.

Overseas Shareholders

The attention of shareholders who are citizens or residents of jurisdictions outside the United Kingdom is drawn to paragraph 7 of Part B and Part C of Appendix I -- "Further terms of the Offer" and to the relevant provisions of the Form of Acceptance, including Box 5.

Forms of Acceptance should be returned as soon as possible and in any event so as to be received by no later than 3.00 p.m. (UK time) on . 1999.

If you are in any doubt as to the procedure for acceptance, please contact IRG plc by telephone on 0181 639 2188 or at New Issues Department, IRG plc, PO Box 166, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TH. You are reminded that, if you are a CREST member, you should contact your CREST sponsor before taking any action.

15.Settlement

Subject to the Offer becoming or being declared unconditional in all respects and, in the case of IOC Shareholders who are citizens, nationals or residents of jurisdictions outside the UK or who are in the United States, Canada, Japan or Australia, except as provided in paragraph 7 of Part B of Appendix I --
 "Further terms of the Offer", settlement of the consideration to which any IOC Shareholder is entitled under the Offer will be effected: (i) in the case of acceptances received, complete in all respects, by the date on which the Offer becomes or is declared unconditional in all respects, within 14 days of such date; or (ii) in the case of acceptances of the Offer received, complete in all respects, after the date on which the Offer becomes or is declared unconditional in all respects but whilst it remains open for acceptance, within 14 days of such receipt. Certificates for New SDL Common Stock and, where applicable, cheques representing fractional entitlements will be despatched to IOC Shareholders. In the case of joint holders of IOC Shares, these will be despatched to the joint holder whose name appears first in the register of members. All documents will be sent by pre-paid post at the risk of the person entitled thereto. Accepting IOC Shareholders will receive their New SDL Common Stock certificates without having to take any further action. Dealings in New SDL Common Stock are expected to commence on NASDAQ shortly after the Offer becomes or is declared unconditional in all respects. Pending despatch of certificates, transfers of New SDL Common Stock will be certified against the register of members of SDL.

If the Offer does not become or is not declared unconditional in all respects:
(i) share certificate(s) and/or other document(s) of title will be returned by post (or such other method as may be approved by the Panel) within 14 days of the Offer lapsing to the person or agent whose name and address outside the United States, Canada, Japan and Australia is set out in Box 6 of the Form of Acceptance or, if none is set out, to the first named holder at his registered address outside the United States, Canada, Japan and Australia; and (ii) IRG plc will, immediately after the lapsing of the Offer (or within such longer period, not exceeding 14 days after the Offer lapsing, as the Panel may approve), give TFE instructions to CRESTCo to transfer all IOC Shares held in escrow balances to the original available balances of the IOC Shareholders concerned.

Except with the consent of the Panel, settlement of the consideration to which any IOC Shareholder is entitled under the Offer will be implemented in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analagous right to which SDL may otherwise be, or claim to be, entitled against such shareholders.

All documents and remittances sent by, to or from IOC Shareholders or their appointed agents will be sent at their own risk.

16.Further information

Your attention is drawn to the other sections and Appendices contained in this Offer Document which contain certain additional relevant information.

                               Yours faithfully

                             for and on behalf of
                             Rea Brothers Limited

                             Jennifer A. Pantling
                                   Director

                           INFORMATION REGARDING SDL

1. RISK FACTORS

  This offer Document contains forward-looking statements that involve risks and uncertainties. SDL's and IOC's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain risks and uncertainties, including risks relating to:

  .  the integration of SDL and IOC,

  .  the integration by SDL of other acquisitions,

  . the respective businesses of SDL and IOC, including risks relating to the timing and magnitude of sales, the timing and scope of technological advances and the overall condition of the optoelectronic industry, and

  . other matters set forth in this section and elsewhere in this Offer Document and in the documents incorporated herein by reference.

  In addition to the other information in this Offer Document, the following risk factors should be considered carefully by IOC Shareholders in determining whether or not to accept the Offer.

                          Risks Relating to the Offer

We May Experience Difficulty Integrating IOC.

  The Offer involves integrating two companies that have previously operated independently. This integration will require significant effort from each company, including the co-ordination of their research and development and sales and marketing efforts. We cannot assure you that SDL will be able to integrate the operations of IOC without encountering difficulties or experiencing the loss of IOC or SDL personnel or that the benefits expected from integrating the two companies will be realised. This integration will require the dedication of management resources that may distract management's attention from the day-to-day business of the combined companies. Any difficulties encountered in the integration process (including the interruption of, or a loss of momentum in, IOC's activities, problems associated with integration of management information and reporting systems and delays in implementation of consolidation plans) could adversely impact SDL's ability to realise the anticipated benefits of the Offer.

Our Stock Price Has Been and May Continue to be Volatile.

  In the Offer, each IOC Share will be exchanged for a fraction of a share of New SDL Common Stock. The market prices of SDL Common Stock and IOC Shares are set out herein in Appendix V--"Certain market and dividend information." IOC Shareholders should obtain recent market quotations for SDL Common Stock and IOC Shares. SDL Common Stock and IOC Shares historically have experienced price volatility. We cannot guarantee you the market prices of SDL Common Stock or IOC Shares at any time.

IOC's Customers May React Adversely to the Combination with Us.

  Any number of IOC's existing customers or strategic partners may, following a change of control of IOC, choose to review their contractual or business relationships with IOC. This review could result in delayed or lost sales to either SDL or IOC.

Our Stockholders Have Different Rights Under US Law.

  After the Offer, IOC Shareholders will hold shares of New SDL Common Stock. The rights of IOC Shareholders under IOC's Articles of Association are different from the rights of our Stockholders under our Restated Certificate of Incorporation and our Amended and Restated Bylaws. See Appendix VII-- "Description of SDL Capital Stock and changes in certain rights of IOC Shareholders."

Purchase Accounting Could Adversely Affect Our Operating Results.

  The Offer is intended to qualify for pooling of interests accounting treatment under US GAAP. Under pooling of interests treatment, our accounts will be combined with those of IOC at their historical carrying amounts and our financial statements for all prior periods will be restated, if material, to reflect our accounts as if the two companies had been combined for all periods.

  We anticipate that the requirements necessary for the transaction to be treated as a pooling of interests will be met at the date that the Offer becomes or is declared unconditional in all respects. These requirements will continue after this date, including the requirement that no Affiliate of either company may reduce its risk relative to its shareholdings within the period beginning 30 days prior to the date that the Offer is declared unconditional in all respects and ending when financial results covering at least 30 days of post-combination operations have been published. We have entered or will enter into agreements with our and IOC's Executive Officers and Directors to restrict their disposition of shares to the extent necessary to preserve pooling of interests treatment. We cannot assure you, however, that the acquisition of IOC, if consummated, will qualify for pooling of interests treatment.

  If the transaction becomes or is declared unconditional in all respects and does not qualify for pooling of interest treatment, the purchase method of accounting will be applied. Under that method, the fair value of the New SDL Common stock and options to purchase SDL Common Stock issued by us in the transaction would be recorded as the cost of acquiring IOC's business. That cost would be allocated to the individual tangible and intangible assets acquired and liabilities assumed according to their respective estimated fair values. Intangible assets acquired may include amounts for:

  .  assembled workforce,

  .  developed technology,

  .  trademarks,

  .  in-process research and development, and

  .  other intangibles.

  Cost in excess of the fair value of the identified tangible and intangible assets acquired and liabilities assumed, if any, would be allocated to goodwill. Amounts allocated to in-process research and development will be expensed in the period the transaction is consummated. Amounts allocated to intangible assets acquired, including goodwill but excluding in-process research and development, will be amortised to expense over their estimated useful lives. Purchase accounting treatment could materially adversely impact the reported operating results of the combined companies during those periods as compared to that under the pooling of interests treatment.

Sales of New SDL Common Stock Could Decrease SDL Stock Price.

  Assuming the Offer is successfully completed, up to 632,088 shares of SDL Common Stock will be issued, of which . shares will be immediately freely tradable under the Securities

Act. The remaining . shares, which will be issued to the directors of IOC, will become freely tradable after we have published financial results for the period covering at least 30 days of combined operations commencing on the offer being declared unconditional in all respects. Sales of a substantial number of such shares of SDL Common Stock could decrease the per share market price of SDL Common Stock.

                        Risks Relating to SDL's Business

SDL has Experienced and Could Again Experience Manufacturing Difficulties.

  The manufacture of semiconductor lasers and related products and systems that we sell is highly complex and precise, requiring production in a highly controlled and clean environment. Changes in the manufacturing processes or the inadvertent use of defective or contaminated materials by us or our suppliers have in the past and could in the future significantly impair our ability to achieve acceptable manufacturing yields and product reliability. If we do not achieve acceptable yields or product reliability, our operating results and customer relationships will be adversely affected. We rely almost exclusively on our own production capability in:

  .  computer-aided chip and package design,

  .  wafer fabrication,

  .  wafer processing,

  .  device packaging,

  .  hybrid microelectronic packaging,

  .  printed circuit board testing, and

  .  final assembly and testing of products.

  Because we manufacture, package and test these components, products and systems at our own facility, and because these components, products and systems are not readily available from other sources, our business and results of operations will be significantly impaired if our manufacturing is interrupted by any of the following:

  .  shortages of parts of equipment,

  .  equipment failures,

  .  poor yields,

  .  fire or natural disaster, or

  .  otherwise.

  A significant portion of our production relies or occurs on equipment for which we do not have a backup. To alleviate, at least in part, this situation, we remodeled our front-end wafer fabrication facility and our packaging and test facility. We cannot assure you that we will not experience further start-up costs and yield problems in fully utilizing our increased wafer capacity targeted by these remodeling efforts. In addition, we are deploying a new manufacturing execution software system designed to further automate and streamline our manufacturing processes, and there may be unforeseen deficiencies in this system which could adversely affect our manufacturing processes. In the event of any disruption in production by one of these machines or systems, our business and results of operations could be materially adversely affected. Furthermore, we have a limited number of employees dedicated to the operation and maintenance of our equipment, loss of whom could affect our ability to effectively operate and service our equipment. We experienced lower than expected production yields on some of our products, including certain key product lines during 1997 and the first half of 1998. This reduction in yields:

  .  adversely affected gross margins,

  .  delayed component, product and system shipments, and

  .  to a certain extent, delayed new orders booked.

  Although more recently, our yields have improved, we cannot assure you that yields will continue to improve or not decline in the future, nor that in the future our manufacturing yields will be acceptable to ship products on time. To the extent that we experience lower than expected manufacturing yields or experience any shipment delays, gross margins will likely be significantly reduced and we could lose customers and experience reduced or delayed customer orders and cancellation of existing backlog. We presently are ramping production of some of our product lines by:

  .  hiring and training new personnel,

  .  acquiring new equipment, and

  .  expanding our packaging facilities and capabilities.

  Difficulties in starting production to meet expected demand and schedules have occurred in the past and may occur in the future including the following:

  . quality problems could arise, yields could fall, and gross margins could be reduced during such a ramp.

  . aggressive volume pricing for large long-term orders has been provided to certain customers.

  . cost reductions in manufacturing are required to avoid a drop in gross margins for certain products sold to customers receiving volume pricing.

  These cost reductions may not occur rapidly enough to avoid a decrease in gross margins on products sold under volume pricing terms. In that event, our business and results of operations would be materially adversely affected.

Our Business Depends on Developing New Products and Applications.

  Our current products serve many applications in the communications and materials processing and printing markets. In many cases, our products are substantially completed, but the customer's product incorporating our products is not yet completed or the applications or markets for the customer's product are new or emerging. In addition, some of our customers are currently in the process of developing new products that are in various stages of development, testing and qualification, and sometimes are in emerging applications or new markets.

  We believe that rapid customer acceptance of our new products is key to our financial results. A substantial portion of our products address markets that are not now, and may never become, substantial commercial markets. We have experienced, and are expected to continue to experience, fluctuation in customer orders and competitive, technological and pricing constraints that may preclude development of markets for our products and our customers' products.

  Our customers are often required to test and qualify laser pump modules, transmitters, and marking systems among other new products for potential volume applications. We cannot assure you that:

  . we or our customers will continue their existing product development efforts, or if continued that such efforts will be successful,

  . markets will develop for any of our technology or that pricing will enable such markets to develop, or

  . other technology or products will not supersede our products or our customer's products.

  We may also be unable to develop new products on a timely schedule. Moreover, even if we are successful in the timely development of new products that are accepted in the market, we often experience lower margins on these products. The lower margins are due to lower yields and other factors, and thus we may be unable to manufacture and sell new products at an acceptable cost so as to achieve acceptable gross margins.

Our Growth and Expansion May Strain Our Resources

  We have on occasion been unable to manufacture products in quantities sufficient to meet demand of our existing customer base and new customers. The expansion in the scope of our operations has placed a considerable strain on our management, financial, manufacturing and other resources and has required us to implement and improve a variety of operating, financial and other systems, procedures and controls. In addition, we are currently deploying a new enterprise resource planning system.

  We cannot assure you that any existing or new systems, procedures or controls will be adequate to support our operations or that our systems, procedures and controls will be designed, implemented or improved in a cost-effective and timely manner. Any failure to implement, improve and expand such systems, procedures and controls in an efficient manner at a pace consistent with our business could have a material adverse effect on our business and results of operations.

  Our future success is dependent, in part, on our ability to attract, assimilate and retain additional employees, including certain key personnel. We will continue to need a substantial number of additional personnel, including those with specialized skills, to commercialize our products and expand all areas of our business in order to continue to grow. Competition for such personnel is intense, and we cannot assure you that we will be able to attract, assimilate or retain additional highly qualified personnel.

Our Acquisition Strategy Poses Several Risks.

  Our strategy involves the acquisition and integration of additional companies' products, technologies and personnel. We have limited experience in acquiring outside businesses. Acquisition of businesses requires substantial time and attention of management personnel and may require additional equity or debt financings. Furthermore, integration of newly established or acquired businesses is often disruptive. Since we have acquired or in the future may acquire one or more businesses, we cannot assure you that we will:

  .  identify appropriate targets,

  .  acquire such businesses on favorable terms, or

  .  be able to successfully integrate such organizations into our business.

  Failure to do so could significantly impair our business, financial condition and results of operations.

We Have Depended on Government Programs and Contracts.

  We derived approximately 28 per cent., 38 per cent., and 43 per cent. of our revenue during fiscal 1998, 1997, and 1996, respectively, directly and indirectly from a variety of

Federal government sources. We received approximately 14 per cent., 19 per cent. and 21 per cent. of our revenue for fiscal 1998, 1997 and 1996, respectively, from Lockheed Martin through several US government and commercial programs. We derived almost all of our revenue from Lockheed Martin during these periods from Federally-funded programs.

  The demand for certain of our services and products is directly related to the level of funding of government programs. We believe that the success and further development of our business is dependent, in significant part, upon the continued existence and funding of such programs and upon our ability to participate in such programs. For example, Federal programs funded substantially all of our research revenue for 1998, 1997 and 1996. Most of our Federally-funded programs are subject to renewal every one or two years, so that continued work by us under these programs in future periods is not assured. Federally-funded programs are subject to termination for convenience of the government agency, at which point we would be reimbursed for related allowable costs incurred to the termination date.

  Federally-funded contracts are subject to audit of pricing and actual costs incurred, which have resulted, and could result in the future, in price adjustments. The Federal government has in the past, and could in the future, challenge our accounting methodology for computing indirect rates and allocating indirect costs to government contracts. The government is currently challenging certain indirect cost allocations. While we believe that amounts recorded on our financial statements are adequate to cover all related risks, the government has not concluded its investigation or agreed to a settlement with us. Although the outcome of this matter cannot be determined at this time, we do not believe that its outcome will have a material adverse effect on our financial position, results of operations and cash flows. However, based on future developments, our estimate of the outcome of these matters could change in the near term. In addition, a change in our accounting practices in this area could result in reduced profit margins on government contracts.

We Depend Upon Key Personnel and May be Unable to Hire Qualified Personnel.

  Our future performance also depends in significant part upon the continued service of our key technical and senior management personnel. The loss of the services of one or more of our officers or other key employees could significantly impair our business, operating results and financial condition. While many of our current employees have many years of service with us, there can be no assurance that we will be able to retain our existing personnel. If we are unable to retain and hire additional personnel, our business and results of operations could be materially and adversely affected. "Our Acquisition Strategy Poses Several Risks."

We Have Been Subject to Patent Infringement Claims.

  The semiconductor, optoelectronics, communications, information and laser industries are characterized by frequent litigation regarding patent and other intellectual property rights. From time to time we have received and may receive in the future, notice of claims of infringement of other parties' proprietary rights and licensing offers to commercialize third party patent rights. In addition, we cannot assure you that:

  . additional infringement claims (or claims for indemnification resulting from infringement claims) will not be asserted against us, or

  . that existing claims or any other assertions will not result in an injunction against the sale of infringing products or otherwise significantly impair our business and results of operations.

  In 1985, we first received correspondence from Rockwell International Corporation alleging that we used a fabrication process that infringes Rockwell's patent rights. Those allegations led to two related lawsuits, one of which is still pending. The first lawsuit was filed in August 1993, when Rockwell sued the Federal government in the United States Court of Federal Claims, alleging infringement of these patent rights with respect to the contracts the Federal government has had with at least 15 companies, including us (Rockwell International Corporation v. The United States of America, No. 93-542C (US Ct. Fed. Cl.)). We were not originally named as a party to this lawsuit. However, the Federal government has asserted that, if we were held liable to Rockwell for infringement of Rockwell's patent rights in connection with some of its contracts with us, then we would be liable to indemnify the Federal government for a portion of its liability on certain contracts.

  In June 1995, after Rockwell filed a second lawsuit, we filed a motion to intervene in the lawsuit filed in August 1993. That motion was granted on August 17, 1995. Upon intervening in the Federal government's lawsuit, we filed an answer to Rockwell's complaint, alleging that:

  . Rockwell's patent was invalid and that we did not infringe Rockwell's patent,

  . Rockwell's patent was unenforceable under the doctrine of inequitable conduct, and

  . Rockwell's action is barred by the doctrines of laches and equitable estoppel.

  After extensive discovery, we moved, as did the Federal government, for summary judgment on the ground that Rockwell's patent was invalid. By order dated February 5, 1997, the Court of Federal Claims granted those motions and entered judgment in our favor and in favor of the Federal government. However, Rockwell appealed the Court of Federal Claims' decision, and on June 15, 1998, the United States Court of Appeals for the Federal Circuit issued an opinion vacating the judgment that had been entered in our favor and in favor of the Federal government. The US Circuit Court for the Federal Circuit held that the Court of Federal Claims had erred in finding that there were no genuine disputes of material fact concerning the obviousness of the Rockwell patent, and that the resolution of these disputes requires a trial. The Federal
Circuit:

  .  remanded the case back to the trial court for further proceedings, and

  . affirmed the Court of Federal Claims' denial of our motion for summary judgment of invalidity based on anticipation, as well as the Court of Federal Claims' claim construction.

  Subsequent to the Federal Circuit's action, Rockwell and the United States reached a settlement in the lawsuit filed on August 1993. Pursuant to the settlement ending this lawsuit, a judgment was entered in Rockwell's favor against the Federal government in the amount of $16,900,000. We did not participate in the settlement. The Federal government has not again raised the issue of our potential indemnity obligation.

  As noted above, we made our decision to intervene in the lawsuit filed on August 1993 after Rockwell filed suit against us in the Northern District of California in May 1995, alleging that we had infringed the Rockwell patent in connection with our manufacture and sale of products to customers other than the United States. Again, the complaint alleges that we used a fabrication process that infringes the Rockwell patent (Rockwell International Corporation v. SDL, Inc., No. C95-01729 MHP (US Dist.Ct., N.D. Cal.)). By its complaint, Rockwell seeks a permanent injunction against us to:

  .  enjoin us from infringement of the Rockwell patent,

  . require us to pay damages in an unspecified amount for our alleged past infringement of the patent, treble damages and attorneys' fees.

The complaint was served on us on June 30, 1995, and we filed an answer to the complaint on August 18, 1995, alleging that:

  .  Rockwell's patent is invalid,

  .  we did not infringe Rockwell's patent,

  . Rockwell's patent is unenforceable under the doctrine of inequitable conduct, and

  . Rockwell's action is barred by the doctrines of laches and equitable estoppel.

  On August 11, 1995, prior to filing our answer, we filed a motion to stay this action based upon the pendency of the lawsuit brought by the federal government. The District Court granted our motion to stay on September 15, 1995. Subsequent to the settlement of this lawsuit, the District Court lifted this stay, and discovery has re-commenced for the lawsuit filed on May 1995.

  Although the Court of Federal Claims ruled in our favor, finding the patent invalid on motion for summary judgment, the Court of Appeals for the Federal Circuit reversed the summary judgment ruling, meaning that the issue of validity needed to go to trial. Such a trial would now occur before a jury in California. We believe that we have meritorious defenses to Rockwell's allegations. It should be noted that the resolution of intellectual property disputes is often fact intensive and, therefore, the results are inherently uncertain. There can be no assurance that Rockwell will not ultimately prevail in this dispute. If Rockwell were to prevail, Rockwell could be awarded substantial monetary damages and/or an injunction against us for the sale of infringing products. If this injunction were entered, we may seek to obtain a license to use Rockwell's patent.

  We cannot assure you, however, that a license would be available on reasonable terms or at all. The award of monetary damages against us, or the grant of an injunction and failure to obtain a license to use Rockwell's patent on commercially reasonable terms could have a material adverse effect on our business and results of operations. Litigation of Rockwell's claim against us is expected to involve significant expense to us and could divert the attention of our technical and management personnel and could have a material adverse effect on our business and results of operations.

  In addition, we are involved in various legal proceedings arising in the ordinary course of our business.

Orders from Our Customers Fluctuate

  Our product revenue is subject to fluctuations in customer orders. Occasionally, some of our customers have ordered more products than they need in a given period, thereby building up inventory and delaying placement of subsequent orders until such inventory has been reduced. We may also build inventory in anticipation of receiving new orders in the future. Also, customers have occasionally placed large orders that they have subsequently cancelled. In addition, due to the fact that our sales of our 980 nm pump module products comprise a significant portion of our total revenues, our revenues are particularly susceptible to customer order fluctuations for this product. These fluctuations, cancellations and the failure to receive new orders can have adverse effects on our business and results of operations. We may also have incurred significant inventory or other expenses in preparing to fill such orders prior to their cancellation. Virtually our entire backlog is subject to cancellation. Cancellation of significant portions of our backlog, or delays in scheduled delivery dates, could have a material adverse effect on our business and results of operations.

We Depend on Ownership of Our Technology and Our Technical Expertise.

  Our future success and competitive position is dependent in part upon our proprietary technology, and we rely in part on patent, trade secret, trademark and copyright law to protect our intellectual property. There can be no assurance that:

  . any of the 127 patents owned or approximately 134 patents licensed by us will not be invalidated, circumvented, challenged or licensed to others,

  . the rights granted under the patents will provide competitive advantages to us,

  . any of our approximately 90 pending or future patent applications will be issued with the scope of the claims sought by us, if at all, or

  . that others will not develop technologies that are similar or superior to our technology, duplicate our technology or design around the patents we own, or patent or assert patents on technology which we might use or intend to use.

  In addition, effective copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries. Our technology is licensed on a non-exclusive basis from Xerox and other third parties that may license such technology to others, including our competitors. There can be no assurance that steps we take to protect our technology will prevent misappropriation of such technology. In addition, litigation has been necessary and may be necessary in the future:

  .  to enforce our patents and other intellectual property rights,

  .  to protect our trade secrets,

  . to determine the validity and scope of the proprietary rights of others, or

  . to defend against claims of infringement or invalidity of intellectual property rights developed internally or acquired from third parties.

  Litigation of this type has resulted in substantial costs and diversion of resources and could have a material adverse effect on our business and results of operations. Moreover, we may be required to participate in interference proceedings to determine the propriety of inventions. These proceedings could result in substantial cost to us.

Our Markets Are Extremely Competitive.

  Our various markets are highly competitive. We face current or potential competition from four primary sources:

  .  direct competitors,

  .  potential entrants,

  .  suppliers of potential new technologies, and

  .  suppliers of existing alternative technologies.

  We offer a range of components, products and systems and have numerous competitors worldwide in various segments of our markets. As the markets for our products grow, new competitors have recently emerged and are likely to continue to do so in the future. We also sell products and services to companies with which we presently compete or in the future may compete and certain of our customers have been or could be acquired by, or enter into strategic relations with our competitors. In most of our product lines, our competitors and we are working to develop new technologies, or improvements and modifications to existing technologies, which will obsolete present products. Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we do.

In addition, many of these competitors may be able to respond more quickly to new or emerging technologies, evolving industry trends and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products than we. We cannot assure you that:

  . our current or potential competitors have not already or will not in the future develop or acquire products or technologies comparable or superior to those that we developed,

  . combine or merge with each other or our customers to form significant competitors,

  . expand production capacity to more quickly meet customer supply requirements, or

  . adapt more quickly than we do to new technologies, evolving industry trends and changing customer requirements.

  Increased competition has resulted and could, in the future, result in price reductions, reduced margins or loss of market share, any of which could materially and adversely affect our business and results of operations. We cannot assure you that we will be able to compete successfully against current and future competitors or that competitive pressures we face will not have a material adverse effect on our business and results of operations. We expect that both direct and indirect competition will increase in the future. Additional competition could have an adverse material effect on our results of operations through price reductions and loss of market share.

We Have Risks of Doing Business Internationally.

  Revenues from customers outside of the United States accounted for approximately 24 per cent., 17 per cent. and 15 per cent., of our total revenue in 1998, 1997 and 1996, respectively. International revenue carries a number of inherent risks, including:

  .  reduced protection for intellectual property rights in some countries,

  .  the impact of unstable environments in economies outside the United
     States,

  .  generally longer receivable collection periods,

  .  changes in regulatory environments,

  .  tariffs, and

  .  other potential trade barriers.

  In addition, some of our international revenue is subject to export licensing and approvals by the Department of Commerce or other Federal governmental agencies. Although to date, we have experienced little difficulty in obtaining such licenses or approvals, the failure to obtain these licenses or approvals or comply with such regulations in the future could have a material adverse effect on our business and results of operations.

  We currently use local distributors in key industrialized countries and local representatives in smaller markets. Although we have formal distribution contracts with some of our distributors and representatives, some of our relationships are currently on an informal basis. Most of our international distributors and representatives offer only our products; however, certain distributors offer competing products and we cannot assure you that additional distributors and representatives will not also offer products that are competitive with our products. We cannot assure you that our international distributors and representatives will enter into formal distribution agreements at all or on acceptable terms, will not terminate informal or contractual relationships, will continue to sell our products or that we will provide the distributors and resellers with adequate levels of support. Our business and results of operations will be affected adversely if we lose a significant number of our international distributors and representatives or experience a decrease in revenue from these distributors and representatives.

We Are Subject to Extensive Environmental Regulation.

  We are subject to a variety of federal, state and local laws and regulations concerning the storage, use, discharge and disposal of toxic, volatile, or otherwise hazardous or regulated chemicals or materials used in our manufacturing processes. Further, we are subject to other safety, labeling and training regulations as required by local, state and federal law. We have established an environmental and safety compliance program to meet the objectives of applicable federal, state and local laws. Our environmental and safety department administers this compliance program which includes monitoring, measuring and reporting compliance, establishing safety programs and training our personnel in environmental and safety matters. We cannot assure you that changes in these regulations and laws will not have an adverse economic effect on us. Further, these local, state, and federal regulations could restrict our ability to expand our operations. If we do not:

  .  obtain required permits for,

  .  operate within regulations for,

  .  control the use of, or

  .  adequately restrict

the discharge of hazardous or regulated substances or materials under present or future regulations, we may be required to pay substantial penalties, to make costly changes in our manufacturing processes or facilities or to suspend our operations.

We Have Limited or Sole Source Suppliers for Necessary Materials.

  We depend on a single or limited number of outside contractors and suppliers for raw materials, packages and standard components, and to assemble printed circuitboards. We generally purchase these products through standard purchase orders or one-year supply agreements. We do not have long-term guaranteed supply agreements with these suppliers. We seek to maintain a sufficient safety stock to overcome short-term shipping delays or supply interruptions by our suppliers. We also endeavor to maintain ongoing communications with our suppliers to guard against interruptions in supply. To date, we have generally been able to obtain sufficient supplies in a timely manner. However, our business and results of operations have in the past been and could be impaired by:

  .  a stoppage or delay of supply,

  .  substitution of more expensive or less reliable parts,

  .  receipt of defective parts or contaminated materials, and

  . an increase in the price of such supplies or our inability to obtain reduced pricing from our suppliers in response to competitive pressures.

Our Stock Price Has Been and May Continue to be Volatile.

  The market price of our Common Stock may fluctuate significantly because of:

  .  announcements of technological innovations,

  .  large customer orders,

  .  customer order delays or cancellations,

  .  customer qualification delays,

  .  new products by us, our competitors or third parties,

  .  possible acquisition of us by a third party,

  .  merger or acquisition announcements,

  .  production problems,

  . quarterly variations in our actual or anticipated results of operations, and

  .  developments in litigation in which we are involved.

  Furthermore, the stock market has experienced extreme price and volume volatility, which has particularly affected the market prices of many high technology companies. This volatility has often been unrelated to the operating performance of such companies. This broad market volatility may adversely affect the market price of our Common Stock. Many companies in the optical communications industry have in the past year experienced historical highs in the market prices of their stock. We cannot assure you that the market price of our Common Stock will not experience significant volatility in the future, including volatility that is unrelated to our performance.

2. SELECTED HISTORICAL FINANCIAL INFORMATION OF SDL

The following selected financial data of SDL is qualified by reference to and should be read in conjunction with the consolidated financial statements of SDL, including the notes thereto, and management's discussion and analysis of financial condition and results of operations in SDL's Annual Report on Form 10-K and 10-K/A for the 1998 fiscal year which are incorporated by reference in this Offer Document.

                                          Years Ended December 31,
                          ----------------------------------------------------------
                          1998(/2/) 1997(/1/)(/2/)(/3/)   1996   1995(/1/)    1994
                          --------- ------------------- -------- ---------  --------
                                    (In thousands, except per share data)
Revenue.................  $106,138       $ 91,364       $ 82,475 $ 53,894   $ 33,024
Cost of revenue.........    68,419         65,154         54,956   33,390     19,991
                          --------       --------       -------- --------   --------
Gross profit............    37,719         26,210         27,519   20,504     13,033
Research and
 development............    10,690          9,794          6,681    3,994      2,781
Selling, general, and
 administrative.........    13,597         40,609         11,521    7,595      4,574
In-process research and
 development............       --             753            --    10,010        --
Amortization of
 purchased intangibles
 and goodwill...........       777            671            645       54        --
                          --------       --------       -------- --------   --------
Operating
 income/(loss)..........    12,655        (25,617)         8,672   (1,149)     5,678
                          --------       --------       -------- --------   --------
Net income/(loss).......  $ 12,823       $(24,679)      $  7,121 $ (2,819)  $  2,195
                          ========       ========       ======== ========   ========
Net income/(loss) per
 share-basic............  $   0.92       $  (1.83)      $   0.59 $  (0.31)  $   0.38
Net income/(loss) per
 share-diluted..........  $   0.87       $  (1.83)      $   0.54 $  (0.31)  $   0.29
Weighted average shares-
 basic..................    13,887         13,497         12,012    9,228      5,738
Weighted average shares-
 diluted................    14,709         13,497         13,199    9,228      7,461
                                             As of December 31,
                          ----------------------------------------------------------
                            1998           1997           1996     1995       1994
                          --------- ------------------- -------- ---------  --------
                                               (In thousands)
Balance sheet data:
 Working capital........  $ 54,358       $ 36,012       $ 63,243 $ 22,649    $ 5,556
 Total assets...........   112,477         94,224        113,842   56,643     23,799
 Long-term debt (less
  current portion)......       --             --             --       --      22,519
 Convertible redeemable
  preferred stock.......       --             --             --       --      10,545
 Stockholders' equity
  (net capital
  deficiency)...........  $ 93,247       $ 76,587       $ 99,227 $ 40,500   $(18,269)

--------
(1) The results of operations for the years ended December 31,1995 and 1997 include a one-time write-off of in-process research and development of approximately $10 million and $0.8 million, respectively, in connection with the acquisition of Seastar Optics and Mr. Laser, Inc.
(2) In 1997, the Company changed from a calendar year end to a 52-53 week year ending on the Friday closest to December 31. Fiscal years 1998 and 1997 ended January 1, 1999 and January 2, 1998, respectively. For ease of discussion and presentation all fiscal year ends are referred to as ending on December 31.
(3) The results of operations for the year ended December 31, 1997 include a one-time charge totaling $27.5 million related to costs associated with the litigation settlement and related legal costs of the Spectra-Physics legal dispute.

                           INFORMATION REGARDING IOC

1.BUSINESS

The IOC Group designs, develops and manufactures opto-electronic components and ancillary devices based on lithium niobate for the telecommunications industry. Its key technologies are the manufacture of lithium niobate chips and the assembly of components into small hermetically sealed packages. IOC has established a strong reputation for innovation in the development of lithium niobate opto-electronic devices.

IOC's wholly owned subsidiary, IOC Limited, was founded in 1991 with venture capital funding. This enabled the commencement of the development of IOC Limited's lithium niobate chip manufacturing plant located at the site of its now expanded facilities in Witham, Essex.

In the early part of IOC Limited's development, turnover was generated by the sale of development components. In late 1992, IOC Limited completed the development of its first standard product, a 622Mbit/s external amplitude modulator. The following year, IOC Limited commenced the shipment of components to customers for use in products. In that same year, IOC Limited launched its 2.5 Gbit/s external amplitude modulator and increased its marketing campaign, which was directed at original equipment manufacturers internationally.

In May 1995, in order to increase production capacity further, (Pounds)1.5 million of equity capital was raised by way of a private placing.

In March 1996, IOC shares were admitted to trading on AIM and (Pounds)6.5 million was raised for the IOC Group by way of a placing. Since admission to AIM, IOC has invested heavily in manufacturing capacity and technologies.

In 1996, the IOC Group strengthened its management team in a number of key positions and commenced the expansion of its manufacturing and research and development facilities.

In 1997, the IOC Group commenced the sale of hermetically sealed lithium niobate modulators and also received its first orders for 10 Gbit/s lithium niobate modulators.

During the autumn of 1997, an approach was made to IOC which may have led to an offer being made for the IOC Group. The discussions were terminated in December 1997.

The financial results for the year ended 30 September 1998 were significantly affected by the cancellation of a large order by a major customer and also by the subsequent under-utilisation of the additional production capacity put in place in 1997. Turnover for the year ended 30 September 1998 fell from record levels for the year ended 30 September 1997 of (Pounds)6.59 million to (Pounds)4.03 million.

In July 1998, IOC completed an institutional placing of shares which raised just under (Pounds)4 million for IOC and enabled the financing of additional design-in projects for major customers.

2.SELECTED FINANCIAL INFORMATION

The selected financial data presented below has been derived from IOC's financial statements as at and for the years ended 30 September 1998, 1997 and 1996. Such financial statements are denominated in pounds sterling and were prepared in accordance with UK GAAP and are included in Appendix III of this Offer Document. The selected financial data set out below should be read in conjunction with those financial statements.

                             As of and for the year ended 30 September
                             ------------------------------------------------
                               1998       1997     1996      1995     1994
                             --------   --------   ----     -------- --------
Amounts in accordance with
the UK GAAP                   (in (Pounds)000, except per share data)
Profit and loss account da-
 ta:
Turnover....................    4,025      6,590    3,728     1,600    1,032
Operating profit/(loss) ....   (2,996)        45      536       168       (6)
Profit/(loss) on ordinary
 activities before
 taxation...................   (2,952)       200      660        85     (100)
Profit/(loss) for the
 financial year.............   (2,976)       200      660        85     (100)
Earnings/(loss) per share--
 basic......................    (11.4)p      0.8p     3.2p      1.0p    (2.7)p
Dividends per share.........       --         --       --        --       --
Balance sheet data:
Total assets................   11,523     11,297    9,958     2,486      885
Long-term obligations and
 redeemable preferred
 stock......................    1,193      1,492      879       966      869
Net assets/liabilities......    8,802      7,877    7,662     1,052     (415)

There are no significant differences between the figures above as presented under UK GAAP and as they would be presented under US GAAP. Earnings per share as calculated under US GAAP are as follows:

                                                          For the year
                                                       ended 30 September
                                                       ------------------------
                                                        1998     1997    1996
                                                       -------   ------  ------
Earnings/(loss) per share--basic......................   (11.4)p   0.8p    3.2p
Earnings/(loss) per share--diluted....................   (11.4)p   0.7p    2.8p

The following table shows a five year summary of net dividends per share paid in full and stated in both pounds and dollars based on the exchange rate at each payment date:

                                                         Paid in respect of the
                                                        year ended 30 September
                                                        ------------------------
                                                        1998 1997 1996 1995 1994
                                                        ---- ---- ---- ---- ----
Dividend (pence)....................................... nil  nil  nil  nil  nil
Dividend (cents)....................................... nil  nil  nil  nil  nil

The following table shows the pound-dollar exchange rate at the end of certain financial periods, the average rate for each period and the range of high and low rates for each period. The pounds sterling to US dollar exchange rate used in the table is the Noon Buying Rate used in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York.

                                               As of and for the year ended 30
                                                          September
                                              ----------------------------------
                                               1998   1997   1996   1995   1994
                                              ------ ------ ------ ------ ------
End of financial period...................... 1.6995 1.6117 1.5653 1.5795 1.5770
Average for period........................... 1.6531 1.6320 1.5421 1.5843 1.5091
High......................................... 1.7068 1.7123 1.5909 1.6440 1.5840
Low.......................................... 1.6114 1.5623 1.4948 1.5345 1.4615

3. IOC MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Turnover

IOC derives its turnover from the sale of opto-electronic devices and ancillary components which are predominantly based on chips which use a lithium niobate substrate. Turnover increased by 77 per cent. from (Pounds)3.73 million in the year ended 30 September 1996 to (Pounds)6.59 million in the year ended 30 September 1997. In the year ended 30 September 1998, turnover fell by 39 per cent. to (Pounds)4.03 million. This fall was caused primarily by the cancellation of an order for modulators by one major customer.

Design and development costs

In the year ended 30 September 1998, design and development costs amounted to (Pounds)1.19 million. This represented an increase of 27 per cent. over the design and development costs for the year ended 30 September 1997 of (Pounds)938,000 which itself was an increase of 63 per cent. on such costs for the year ended 30 September 1996, of (Pounds)574,000.

Operating expenditure

Operating expenditure consists of costs related to sales, marketing, general administrative activities and premises.

Total operating expenses increased by 51 per cent. from (Pounds)1.24 million in the year ended 30 September 1996 to (Pounds)1.88 million in the year ended 30 September 1997 and then by a further 29 per cent. to (Pounds)2.42 million in the year ended 30 September 1998. However, total operating expenses in the year ended 30 September 1998 included (Pounds)498,000 exceptional costs such that, non-exceptional operating expenses remained almost constant at (Pounds)1.93 million for the year ended 30 September 1997 and (Pounds)1.92 million for the year ended 30 September 1998.

Exceptional operating costs in the year ended 30 September 1998 comprised (Pounds)319,000 relating to a bad debt provision in respect of sales to one major customer and (Pounds)179,000 in respect of professional fees incurred in relation to an aborted merger strategy.

Profit or loss on ordinary activities before taxation

Profit or loss before taxation can be analysed in the context of the changes in turnover, design and development expenditure, operating expenditure and net interest receivable. The profit or loss on ordinary activities before taxation for the period under review was: year ended 30 September 1996; (Pounds)660,000 profit; year ended 30 September 1997, (Pounds)200,000 profit; and year ended 30 September 1998, (Pounds)2.95 million loss.

Taxation on profits from ordinary activities

During the period under review the only taxation charge incurred by IOC was (Pounds)24,000 in the year ended 30 September 1998 in respect of an adjustment related to previous years. At 30 September 1998, the IOC Group had taxation losses of approximately (Pounds)3 million available to carry forward to offset against future profits, subject to agreement with the Inland Revenue.

Impact of inflation

During the period under review, the business of IOC was not materially affected by inflation.

Liquidity and Capital Resources

The IOC Group has historically satisfied its cash requirements principally through a combination of venture capital funding, a private placing, flotation, borrowings from banks and other third parties and cash flow from operations.

In March 1996, IOC obtained a trading facility for its shares on AIM and completed an initial public offering raising net proceeds of approximately (Pounds)6.5 million. Those funds were used to repay the then issued preference share capital of IOC, to invest in capital equipment to meet anticipated increases in demand for IOC products and to finance an increase of working capital as sales volumes were expected to increase.

In July 1998, IOC completed an institutional placing of shares raising net proceeds of approximately (Pounds)4 million. These funds are being used to undertake further product design-in programmes with customers and for investment in new product development.

Operating activities absorbed (Pounds)1.36 million of cash for the year ended 30 September 1998 and (Pounds)938,000 for the year ended 30 September 1997. For the year ended 30 September 1996, IOC generated (Pounds)454,000 positive cashflow from operating activities. Cash flows from operations can vary significantly from period to period, depending upon the timing of operating cash receipts and payments and the level of design and development expenditure. In addition, payments to acquire tangible fixed assets increased from (Pounds)1.07 million for the year ended 30 September 1996 to (Pounds)1.38 million for the year ended 30 September 1997. For the year ended 30 September 1998, such payments reduced to (Pounds)363,000.

As at 30 September 1998, the end of IOC's last financial year, IOC had cash at bank and in hand of (Pounds)5.6 million which, in the context of expected cash flows from operating activities, was believed to be sufficient to meet its then anticipated working capital and capital expenditure requirements over the next year. Subsequent to this period IOC may need additional funding in order to further develop its product range, to fund working capital or to finance capital expenditure. Management believes that such funds may be sought from traditional financing sources.

Year 2000

The directors of IOC recognise the significance of Year 2000 issues to IOC's business. Responsibility for Year 2000 issues rests with a director of IOC and regular progress reports are provided to the board of IOC by a working group set up in March 1998. The directors of IOC are of the opinion that the costs of Year 2000 compliance will not exceed (Pounds)130,000. Three activities are currently being undertaken in respect of IOC's Year 2000 compliance programme:

  . Seeking assurance that all business systems will correctly process future dates and taking action where the IOC board believe there is a risk or potential weakness.

  . Reviewing the operation of all embedded logic units within IOC's plant and equipment to verify that they will operate correctly into the next century.

  . Discussing millennium compliance with suppliers to ensure that supply chains on which IOC is dependent will continue without disruption.

The directors of IOC believe that all material Year 2000 risks to IOC's business have been identified and that actions in progress should resolve them. IOC is currently in the process of developing contingency plans in respect of Year 2000 issues.

Reconciliation of UK GAAP to US GAAP

There are no significant differences between the results of operations or the financial position as presented under UK GAAP and that presented under US GAAP.

4.   NATURE OF TRADING MARKET

IOC Shares have been traded on AIM since March 1996. There is no trading market for IOC Shares in the United States.

According to IOC's share register as at 3 March 1999, there were only two holders of IOC Shares with registered addresses in the United States, holding an aggregate of 201,000 IOC Shares (approximately 0.6 per cent. of IOC's then issued share capital). Certain United States holdings may be held in nominee accounts with registered addresses outside the United States.

The following table sets out, for the quarters indicated, the reported highest and lowest middle market quotations for IOC Shares (in pence), as derived from the AIM section of the London Stock Exchange Daily Official List:

                                    Pence per
                                    IOC Share
                                    ------------
               Quarter              High    Low
               -------              ----    ----
1 January 1999 to 30 March 1999      55 1/2  45 1/2
1 October 1998 to 31 December 1998    52     29 1/2
1 July 1998 to 30 September 1998      85     44 1/2
1 April 1998 to 30 June 1998        138 1/2  65 1/2
1 January 1998 to 31 March 1998     166 1/2 137 1/2
1 October 1997 to 31 December 1997  179 1/2  97 1/2
1 July 1997 to 30 September 1997     95 1/2  59 1/2
1 April 1997 to 30 June 1997        160 1/2 127 1/2

5.MARKET RISK

IOC invests surplus funds in low risk sterling treasury deposits. At 30 September 1998, the amount held on deposit was (Pounds)5,375,000. In addition, IOC has variable rate long term debt. At 30 September 1998, the outstanding balance was (Pounds)540,000. This amount falls due for payment in three equal instalments of (Pounds)180,000 in the years ended 30 September 1999, 2000 and 2001. The interest rate is the higher of 10 per cent. or 3 per cent. over LIBOR. At 30 September 1998, the interest rate applicable to the debt was
10.75 per cent. and the fair value of the debt was (Pounds)540,000.

                                  APPENDIX I
                   CONDITIONS AND FURTHER TERMS OF THE OFFER

                                    PART A

Conditions of the Offer

The Offer will comply with the Securities Act and the applicable rules and regulations of the NASDAQ and AIM markets and any other relevant regulatory bodies and the City Code (except to the extent of any dispensation, waiver or exemption granted by the appropriate body or (as the case may be) the Panel). The Offer will be governed by English law and will be subject to the jurisdiction of the courts of England and to the terms and conditions set out below, in the Offer Document and the related form of acceptance.

The Offer will be subject to the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) not later than 3.00 p.m. (UK time) on the Initial Closing Date (or such later time(s) and/or date(s) as SDL may, subject to the Rules of the City Code, decide) in respect of not less than 90 per cent. of the IOC Shares to which the Offer relates (or such lesser percentage as SDL may decide), provided that this condition will not be satisfied unless SDL and any of its wholly-owned subsidiaries shall have acquired or agreed to acquire (either pursuant to the Offer or otherwise) IOC Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at general meetings of IOC (including for the purpose of this condition, to the extent, if any, required by the Panel, any voting rights attaching to any shares in IOC which may be unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances pursuant to the exercise of any outstanding conversion or subscription rights or otherwise). For the purpose of this condition the expression "IOC Shares to which the Offer relates" shall mean the aggregate of:

  (i) the IOC Shares allotted on or before the date the Offer is made; and

  (ii) the IOC Shares unconditionally allotted after that date but on or before the first closing date of the Offer (or such later date(s) as SDL may decide), but excluding any IOC Shares which, on the date the Offer is made, are held by SDL or its associates (within the meaning of section 430E of the Companies Act 1985), or which, at that date, SDL or its associates have contracted to acquire;

(b) the New SDL Common Stock to be issued pursuant to the Offer having been approved for listing on the NASDAQ National Market System, subject to official notice of the issue of such New SDL Common Stock;

(c) no stop order suspending the effectiveness of the Registration Statement with respect to the New SDL Common Stock having been issued and no proceedings for that purpose having been initiated or threatened by the SEC;

(d) SDL having received a letter from Ernst & Young LLP, dated as of the date on which the Offer becomes or is declared unconditional in all respects, to the effect that it concurs no conditions exist in relation to IOC (other than any arising as a result of anything done by any member of the IOC Group pursuant to a request evidenced in writing by or on behalf of
    SDL) that would preclude SDL accounting for the Offer as a pooling of interests under Accounting Principles Board Opinion No. 16;

(e) it having been established, in terms satisfactory to SDL, that the proposed acquisition of IOC by SDL or any matter arising from that acquisition will not be referred to the Monopolies and Mergers Commission;

(f) no government or governmental, quasi-governmental, supranational, statutory or regulatory body, trade agency, professional association, institution, court or any other person or body in any jurisdiction having instituted, implemented or threatened any action, proceedings, suit, investigation or enquiry or enacted or made, or having proposed to enact or make, any statute, regulation, order or decision that might:

  (i) make the Offer or the acquisition or the proposed acquisition of any or all IOC Shares by SDL void, illegal or unenforceable or directly or indirectly restrict, prohibit, delay or otherwise interfere with the implementation of, or impose additional conditions or obligations with respect to, the Offer or any acquisition of shares in IOC by SDL which in any such case interfere with the Offer or any such acquisition to a materially adverse extent;

  (ii) result, directly or indirectly, in a material delay in the ability of SDL to acquire all or any of the IOC Shares;

  (iii) require the divestiture by any member of IOC Group or any member of SDL or the SDL Group of all or any material part of their respective businesses, assets or properties or impose any material limitation on the ability of any of them to conduct their respective businesses or own their respective assets or properties;

  (iv) impose any limitation on the ability of any member of the SDL Group to acquire or hold, or to exercise effectively, directly or indirectly, all or any rights of ownership of shares in any member of the IOC Group or on the ability of any member of the IOC Group to acquire or hold, or to exercise effectively, directly or indirectly, all or any rights of ownership of shares in any other member of the IOC Group or to exercise management control over IOC or any member of the IOC Group;

  (v) otherwise materially and adversely affect the business, profits or prospects of the IOC Group or of the SDL Group;

  (vi) result in any member of the IOC Group ceasing to be able to carry on business under the name under which it presently does so; or

  (vii) result in any member of the SDL Group having to dispose of any shares or other securities in any member of the IOC Group or the SDL Group;

and all applicable waiting periods during which any such government, body, agency, association, institution, court or person could institute, implement or threaten any such action, proceedings, suit, investigation or enquiry having expired, lapsed or been terminated;

(g) all authorisations, orders, recognitions, grants, consents, confirmations, permissions and approvals necessary or appropriate for or in respect of the Offer and the proposed acquisition of IOC by SDL being obtained in terms and form satisfactory to SDL from the appropriate governments, governmental, quasi-governmental, supranational, statutory and regulatory bodies, trade agencies, professional associations, institutions, courts and persons and bodies and with whom any member of the IOC Group or the SDL Group has entered into contractual arrangements and such authorisations, orders, recognitions, grants, consents, confirmations, permissions and approvals remaining in full force and effect and there being no intimation of any intention to revoke any of them and all necessary filings having been made and all applicable waiting periods under any applicable legislation or regulation in any jurisdiction having expired or been terminated and all necessary statutory and regulatory obligations in any jurisdiction having been complied with;

(h) except as disclosed in writing to SDL on or before 8.00 a.m. (UK time) on 31 March 1999, there being no provision of any arrangement, agreement or other instrument to which any member of the IOC Group or any partnership, joint venture or company in which any member of the IOC Group has a substantial interest ("associated person") is a party or by or to which any such member or associated person or any of its assets may be bound or be subject which, in consequence of the Offer or the proposed acquisition of IOC Shares by SDL, would or may result, to an extent which is material in the context of the IOC Group taken as a whole, in:

  (i) any indebtedness of any such member or associated person being or becoming capable of being repayable prior to its stated maturity date or the ability of such member or associated person to incur any indebtedness being withdrawn or inhibited;

  (ii) the creation of any mortgage, charge or other security interest over the whole or any material part of the business property or assets of any member of the IOC Group or any such security (whenever arising or having arisen) becoming enforceable;

  (iii) any such arrangement, agreement, licence, permit or franchise or instrument being terminated or materially and adversely modified or any material action being taken or onerous obligation arising thereunder;

  (iv) any assets of any such member or associated person being disposed of otherwise than in the ordinary course of business;

  (v) the respective financial or trading position or prospects of any such member or associated person being materially and adversely affected;

  (vi) the interest or business of any such member or associated person in or with any venture, firm or company (or any arrangements relating to such interest or business) being terminated or materially and adversely affected; or

  (vii) the creation of any mortgage, charge or other security over the whole or any part of the business, property or assets of any such member or associated person;

(i) save as disclosed in the annual report and accounts of IOC for the financial year ended 30 September 1998 or announced on or before 8.00 a.m. (UK time) on 31 March 1999 through the London Stock Exchange or as disclosed to SDL in writing on or before 8.00 a.m. (UK time) on 31 March 1999, no member of the IOC Group having since 30 September 1998:

  (i) issued or authorised or proposed the issue of additional shares of any class which were outstanding or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save for the issue of shares pursuant to the exercise of options granted on or before 30 September 1998 under the IOC Share Option Schemes);

  (ii) recommended, declared, paid or made or proposed to declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise, other than any distribution by any wholly owned subsidiary within the IOC Group;

  (iii) authorised or proposed or announced its intention to propose any merger or acquisition, demerger, disposal or transfer of assets (other than in the ordinary course of trading) or shares or change in its share or loan capital;

  (iv) issued any debentures or incurred any indebtedness or contingent liability which is material in the context of the IOC Group taken as a whole;

  (v) purchased, repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or redeemed or reduced any part of its share capital;

  (vi) disposed of or transferred, mortgaged or encumbered any asset or any right, title or interest in any asset which is material in the context of the IOC Group taken as a whole;

  (vii) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop, or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

  (viii) entered into or varied, any arrangement, agreement or commitment (whether in respect of capital expenditure or otherwise) which is of a long term or unusual nature or which involves or could involve an obligation of a nature or magnitude which is material in the context of the IOC Group taken as a whole;

  (ix) entered into any arrangement, agreement or commitment otherwise than in the ordinary course of its business which is material in the context of the IOC Group taken as a whole;

  (x) entered into or varied the terms of any service agreement with any director or senior executive or any connected person of any such person (within the meaning of section 346 of the Companies Act 1985) of IOC;

  (xi) waived or compromised any claim which is material in the context of the relevant member of the IOC Group;

  (xii) in the case of IOC, proposed any voluntary winding-up;

  (xiii) made any alteration to its memorandum and articles of association or other incorporation documents; or

  (xiv) entered into any arrangement, agreement or commitment or passed any resolution in general meeting with respect to any of the transactions or events referred to in this paragraph;

(j) except as disclosed in writing to SDL on or before 8.00 a.m. (UK time) on 31 March 1999, prior to the date when the Offer would otherwise become unconditional:

  (i) there having been no receiver, administrative receiver or other encumbrance appointed over any material portion of the assets of any member of the IOC Group or any other analogous proceedings or steps having taken place under the laws of any relevant jurisdiction and there having been no petition presented for the administration of any member of the IOC Group or any equivalent proceedings or steps taken under the laws of any other jurisdictions;

  (ii) there having been no material adverse change in the business, assets, financial or trading position or prospects of the IOC Group taken as a whole;

  (iii) there having been no material litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the IOC Group is a party (whether as plaintiff, defendant or otherwise) and no such proceedings having been threatened against any member of the IOC Group; and

  (iv) no contingent liability having arisen which might be likely materially and adversely to affect the IOC Group taken as a whole;

(k) except as disclosed in writing to SDL on or before 8.00 a.m. (UK time) on 31 March 1999, SDL not having discovered prior to the date when the Offer would otherwise become unconditional that:

  (i) the financial or business information concerning the IOC as contained in the information publicly disclosed at any time by any member of the IOC Group contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not materially misleading;

  (ii) any past or present member of the IOC Group has not complied with any applicable legislation or regulations of any jurisdiction with regard to the disposal, spillage or leak of waste or disposal or emission of hazardous substances with which non-compliance would be likely to give rise to any material liability (whether actual or contingent) on the part of any member of the IOC Group;

  (iii) there has been a disposal, spillage or leak of waste or hazardous substances on or there has been an emission of waste or hazardous substances from any property now or previously owned, occupied or made use of by any past or present member of the IOC Group which would be likely to give rise to any material liability, (whether actual or contingent), on the part of any member of the IOC Group;

  (iv) there is any material liability (whether actual or contingent) to make good, repair, re-instate or clean-up any property now or previously owned, occupied or made use of by any past or present member of the IOC Group under any environmental legislation, regulation or order of any government, quasi-government, state or local government, supranational, statutory or regulatory body, agency, association, institution, court or any other person or body in any jurisdiction; or

  (v) circumstances exist (whether as a result of the making of the Offer or otherwise):

    (A) which would be likely to lead to any government, quasi-government, state or local government, supranational, statutory or regulatory body, agency, association, institution, court or any other person or body in any jurisdiction instituting; or

    (B) whereby any member of the SDL Group or any present or past member of the IOC Group would be likely to be required to institute an environmental audit or take any other steps which would in any case be likely to result in any actual or contingent material liability to make good, repair, re-instate, or clean up any property now or previously owned, occupied or made use of by any member of the IOC Group.

SDL reserves the right to waive all or any of conditions (c) to (k) inclusive in whole or in part. If SDL is required by the Panel to make an offer or offers for IOC Shares under the provisions of Rule 9 of the City Code, SDL may make such alterations to the conditions, including that in paragraph (a) above, as are necessary to comply with the provisions of that Rule.

SDL also reserves the right, subject to the consent of the Panel, to extend the time allowed under the City Code for satisfaction of condition (a) until such time as conditions (c) to (k) inclusive have been satisfied or, to the extent permitted, waived. SDL shall be under no obligation to waive or treat as satisfied any of conditions (c) to (k) (inclusive)by a date earlier than the latest date specified above for the satisfaction thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled or satisfied and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment or satisfaction.

The Offer will lapse if the proposed acquisition of IOC by SDL, or any matter arising therefrom, is referred to the Monopolies and Mergers Commission before the Initial Closing Date.

                                    PART B

Further terms of the Offer

The following further terms apply in this Part B and Part C of this Appendix I and in the Form of Acceptance, unless the context otherwise requires, and references to:

(a) the "Offer" shall mean the Offer and any revision thereof or extension thereto;

(b) "the Offer becoming unconditional" shall include references to the Offer being declared unconditional;

(c) "the Offer becoming or being declared unconditional" shall be construed as the Offer becoming or being declared unconditional as to acceptances, whether or not any other condition of the Offer remains to be fulfilled;

(d) the "acceptance condition" shall mean the condition as to acceptances set out in paragraph (a) of Part A of this Appendix I;

(e)  "acceptances of the Offer" shall include deemed acceptances of the Offer;
     and

(f)  any reference to any hour of the day shall refer to such time in the UK.

1.Acceptance period

  (a) The Offer will initially be open for acceptance until 3.00 p.m. (UK time) on . 1999. Although no revision is envisaged, if the Offer is revised it will remain open for acceptance for a period of at least 14 days from the date on which written notification of the revision is posted to IOC Shareholders (or such other period as may be permitted by the Panel). Except with the consent of the Panel, no such written notification may be posted after . 1999 or if later, the date falling 14 days prior to the last date on which the Offer is capable of becoming unconditional.

  (b) The Offer, whether revised or not, shall not be capable of becoming unconditional after midnight (UK time) on . 1999 (or any earlier time and/or date beyond which SDL has stated, and has not withdrawn such statement, that the Offer will not be extended) nor of being kept open after that time unless it has previously become unconditional, provided that SDL reserves the right, with the permission of the Panel, to extend the Offer to a later time(s) and/or date(s). Except with the permission of the Panel, SDL may not, for the purpose of determining whether the acceptance condition has been satisfied, take into account acceptances received or purchases of shares made unless all relevant documentation is received by IRG plc no later than 1.00 p.m. (UK time) on . 1999 (or any earlier time and/or date beyond which SDL has stated that the Offer will not be extended and in respect of which it has not withdrawn that statement) or such later time(s) and/or date(s) as SDL, with the permission of the Panel, may determine.

  (c) If the Offer becomes unconditional, it will remain open for acceptance for not less than 14 days from the date on which it would otherwise have expired. If the Offer has become unconditional and it is stated that the Offer will remain open until further notice, then not less than 14 days written notice will be given prior to the closing of the Offer. If a competitive situation arises after SDL has made a "no increase" and/or "no extension" statement in relation to the Offer, SDL may, if it specifically reserves the right to do so at the time such statement is made, withdraw such statement if it announces such withdrawal within four business days after the announcement of the competing offer and notifies IOC Shareholders in writing thereof (or, in the case of IOC Shareholders with registered addresses outside the UK, or whom SDL knows to be a nominee, trustee or custodian holding IOC Shares for such persons, by an announcement in the UK) at the earliest opportunity. SDL may choose not to be bound by the terms of a "no increase" or "no extension" statement if, having reserved the right to do so, it posts an increased or improved offer which is recommended for acceptance by the IOC Board or in other circumstances permitted by the Panel.

  (d) Unless otherwise determined by the Panel, SDL shall be entitled at any particular time to decide that the acceptance condition is then satisfied taking account only of those IOC Shares which have been unconditionally allotted or issued before that time and written notice of the allotment or issue of which, containing all relevant details, has been received before that time by IRG plc on behalf of SDL from IOC or its agents at the address specified in sub-paragraph 3(b) of this Part B. Telex, e-mail or facsimile transmission will not be sufficient.

2. Announcements

  (a) Without prejudice to sub-paragraph 3(b) of this Part B ("Rights of withdrawal"), by 8.30 a.m. (UK time) on the business day (the "Relevant Day") following the day on which the Offer is due to expire or become unconditional or is revised or extended, as the case may be, (or such later time(s) or date(s) as the Panel may agree), SDL will make an appropriate announcement and simultaneously inform the London Stock Exchange of the position. Such announcement will (unless otherwise permitted by the Panel) state (as nearly as practicable) the total number of IOC Shares and rights over IOC Shares:

    (i) for which acceptances of the Offer have been received (and to what extent such acceptances have been received from persons acting in concert with SDL for the purposes of the Offer);

    (ii) acquired or agreed to be acquired by or on behalf of SDL (or by persons acting in concert with SDL for the purposes of the Offer) during the Offer Period; and

    (iii) held by or on behalf of SDL (or by persons acting in concert with SDL for the purposes of the Offer) prior to the Offer Period,

    and will specify the percentage of IOC's ordinary share capital represented by each of these figures.

  (b) Any decision to extend the date by which the acceptance condition has to be fulfilled may be made at any time up to, and will be announced not later than, 8.30 a.m. (UK time) on the Relevant Day (or such later time(s) and/or date(s) as the Panel may agree). The announcement will state the next expiry date (unless the Offer is unconditional, in which case a statement may instead be made that the Offer will remain open until further notice). In computing the number of IOC Shares represented by acceptances and purchases there may be included or excluded for announcement purposes, subject to sub-paragraph 5(a) of this Part B, acceptances and purchases not in all respects in order or subject to verification.

  (c) In this Appendix I, references to the making of an announcement by or the giving of notice by or on behalf of SDL include the release of an announcement to the press by public relations consultants or by Rea Brothers and the delivery by hand or telephone, facsimile, telex or other electronic transmission of an announcement to the London Stock Exchange. An announcement made otherwise than to the London Stock Exchange shall be notified simultaneously to the London Stock Exchange.

3.Rights of withdrawal

  (a) Except as otherwise provided in this paragraph 3, acceptances of the Offer by holders of IOC Shares are irrevocable.

  (b) If SDL, having announced the Offer to be unconditional, fails to comply by 3.30 p.m. (UK time) on the Relevant Day (or such later time(s) and/or date(s) as the Panel may agree) with any of the other relevant requirements specified in sub-paragraph 2(a) of this Part B, an accepting IOC Shareholder may (unless the Panel otherwise agrees) immediately thereafter withdraw his acceptance(s) of the Offer by written notice signed by such IOC Shareholder given by post or by hand to New Issues Department, IRG plc, PO Box 166, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TH or by hand only (during normal business hours) to IRG plc, 23 Ironmonger Lane, London EC2. Subject to sub-paragraph 1(b) of this Part B, this right of withdrawal may be terminated not less than eight days after the Relevant Day by SDL confirming, if such be the case, that the Offer is still unconditional and complying with the other requirements specified in sub-paragraph 2(a) of this Part B. If any such confirmation is given, the first period of 14 days referred to in sub-paragraph 1(c) of this Part B will run from the date of such confirmation and compliance.

  (c) If by 3.00 p.m. (UK time) on . 1999 (or such later time(s) and/or date(s) as the Panel may agree) the Offer has not become unconditional, an accepting IOC Shareholder may withdraw his acceptance(s) at any time thereafter by written notice received by IRG plc on behalf of SDL at the address and in the manner referred to in sub-paragraph 3(b) of this Part B, until the earlier of: (i) the time when the Offer becomes unconditional; and (ii) the final time for lodgement of acceptances of the Offer which can be taken into account in accordance with sub-paragraph 1(b) of this Part B.

  (d) If a "no increase" and or "no extension" statement has been withdrawn in accordance with sub-paragraph 1(c) of this Part B, any IOC Shareholder who accepts the Offer after such statement is made may withdraw that acceptance thereafter in the manner referred to in sub-paragraph 3(b) of this Part B not later than the eighth day after the posting of written notice of such withdrawal to IOC Shareholders.

  (e) To be effective, a written notice of withdrawal must be mailed in good time to IRG plc and must specify the name of the person who accepted the Offer, the number of IOC Shares to be withdrawn and (if certificates have been submitted) the name of the registered holder of the relevant IOC Shares.

  (f) In this paragraph 3, "written notice" (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant accepting IOC Shareholder(s), or his/their agent(s) duly appointed in writing (evidence of whose appointment is produced with the notice in a form reasonably satisfactory to SDL). Telex, e-mail or facsimile transmission or copies will not be sufficient to constitute written notice. No notice which is postmarked in, or otherwise appears to SDL or its agents to have been sent from the United States, Canada, Australia or Japan will be treated as valid.

  (g) All questions as to the validity (including time of receipt) of any notice of withdrawal will be determined by SDL, whose determination (except as required by the Panel) will be final and binding. None of SDL, IOC, Henry Cooke or IRG plc or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or bear any liability for failure to give such notification.

4.Revised Offer

  (a) Although no such revision is envisaged, if the Offer (in its original or any previously revised form) is revised and such revision represents, on the date on which such revision is announced, (on such basis as Rea Brothers may consider appropriate) an improvement (or no diminution) in the value of the Offer as so revised compared with the value of the overall consideration or terms previously offered, the benefit of the revised Offer will, subject as provided in sub-paragraphs 4(b) and 4(c) and paragraph 7 of this Part B, be made available to IOC Shareholders who have accepted the Offer in its original or any previously revised form(s) (each a "Previous Acceptor"). The acceptance by or on behalf of a Previous Acceptor of the Offer in its original or any previously revised form(s) shall, subject as provided in sub-paragraphs 4(b), (c), (d) and (e) of this Part B and subject to any election for alternative forms of consideration made as provided in the remainder of this paragraph 4(a), be treated as an acceptance of the Offer so revised and shall also constitute the separate appointment of SDL and/or any director of SDL and/or Rea Brothers and/or any director of Rea Brothers as his attorney and agent with authority to accept any such revised Offer on behalf of the Previous Acceptor and, if such revised Offer includes alternative forms of consideration, to make an election as to the form of consideration and/or the proportion thereof on behalf of a Previous Acceptor as such attorney and agent in his absolute discretion thinks fit and to execute on behalf of and in the name of such Previous Acceptor all such further documents (if any) as may be required to give effect to such acceptances and/or elections. In making any such election, such attorney and agent shall take into account the nature of any previous acceptances and/or elections made by the Previous Acceptor and such other facts or matters as he may reasonably consider relevant.

  (b) The deemed acceptance referred to and authorities conferred by sub-paragraph 4(a) of this Part B shall not apply or (as the case may be) be exercised if as a result thereof the Previous Acceptor would (on such basis as Rea Brothers may consider appropriate) thereby receive less in aggregate in consideration under the revised Offer than he would have received in aggregate in consideration as a result of acceptance of the Offer in the form in which it was originally accepted by him having regard to any election or previous acceptance originally made by him, unless the Previous Acceptor has previously agreed in writing to receive less aggregate consideration.

  (c) The deemed acceptance referred to and exercise of the powers of attorney and agency so conferred by this paragraph 4 shall be ineffective to the extent that a Previous Acceptor shall lodge, within 14 days of the posting of the document pursuant to which the revision of the Offer is made available to IOC Shareholders (or such later date as SDL may determine), a form in which he validly elects (to the extent possible) to receive the consideration receivable by him under the revised Offer in some other manner.

  (d) Subject to sub-paragraph 4(c) of this Part B, the authorities referred to in this paragraph 4 and any acceptance of a revised Offer and any election pursuant thereto shall be irrevocable unless and until the Previous Acceptor becomes entitled to withdraw his acceptance under paragraph 3 of this Part B and duly does so.

  (e) SDL reserves the right to treat an executed Form of Acceptance relating to the Offer (in its original or any previously revised form(s)) which is received after the announcement or issue of the Offer in any revised form as a valid acceptance of the revised Offer and/or, where applicable, a valid election for or acceptance of any of the alternative forms of consideration and such acceptance shall constitute an authority and request in the terms of paragraph 4(a) of this Part B, mutatis mutandis, on behalf of the relevant IOC Shareholder.

5.Acceptances and purchases

  Except as otherwise agreed by the Panel:

  (a) an acceptance of the Offer shall not be treated as valid for the purposes of the acceptance condition unless the requirements of Note 4 and, if applicable, Note 6 of Rule 10 of the City Code are satisfied in respect of it;

  (b) a purchase of IOC Shares by SDL or its nominee(s) or any person acting in concert with it or its or their nominees will only be treated as valid for the purposes of the acceptance condition if the requirements of Note 5 and, if applicable, Note 6 of Rule 10 of the City Code are satisfied in respect of it; and

  (c) before the Offer may become unconditional, IRG plc must have issued a certificate to SDL and/or to Rea Brothers which states the number of IOC Shares in respect of which acceptances have been received and which comply with paragraph 5(a) of this Part B, and the number of IOC Shares otherwise acquired, whether before or during the Offer Period, which comply with paragraph 5(b) of this Part B. Copies of such certificate will be sent to the Panel and to the financial advisers of IOC as soon as possible after issue.

6.General

  (a) Save with the consent of the Panel, the Offer will lapse unless all the conditions have been satisfied or (if capable of waiver) waived or, where appropriate, have been determined by SDL in its reasonable opinion to be or remain satisfied by, or where appropriate at, midnight (UK time) on . 1999 or on the date which is 21 days after the date on which the Offer becomes unconditional, whichever is the later, or such later date as SDL may, with the consent of the Panel, decide. In such a case the Offer shall cease to be capable of further acceptance and SDL and Rea Brothers and IOC Shareholders shall thereupon cease to be bound by prior acceptances. If the Offer lapses pursuant to the City Code, neither SDL nor any person acting in concert with SDL (for the purposes of the City Code) may make an offer for IOC for a period of one year following such lapse, except with the consent of the Panel.

  (b) The expression "Offer Period" when used in this Offer Document means, in relation to the Offer, the period commencing on 31 March 1999 and ending on whichever of the following times shall be the latest:

    (i)  3.00 p.m. (UK time) on  .  1999; and

    (ii)  the earlier of:

      (A)  the time at which the Offer lapses; and

      (B)  the time at which the Offer becomes unconditional.

  (c) The Offer will lapse if the proposed acquisition of IOC is referred to the Monopolies and Mergers Commission before 3.00 p.m. (UK time) on
        . 1999 or the date when the Offer becomes or is declared unconditional as to acceptances, whichever is the later. If the Offer so lapses, the Offer will cease to be capable of further acceptance and accepting IOC Shareholders and SDL will thereupon cease to be bound by any acceptance submitted before the time when the Offer lapses.

  (d) Except with the consent of the Panel, settlement of the consideration to which any IOC Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which SDL may otherwise be, or claim to be, entitled as against any such shareholder.

  (e) The Offer is made on . 1999 and is capable of acceptance thereafter. The Offer is being made by means of this Offer Document and by means of an advertisement to be placed in the UK Financial Times on . 1999 to all persons to whom this document or Form of Acceptance may not be despatched (or by whom such documents may not be received) who hold or are entitled to have allotted or issued to them IOC Shares. Copies of this Offer Document, the Form of Acceptance and any related documents are available from IRG plc from that time at either of the addresses set out in paragraph 3(b) of this Part B.

  (f) The terms, provisions, instructions and authorities contained in or deemed to be incorporated in the Form of Acceptance constitute part of the terms of the Offer. Words and expressions defined in this Offer Document have the same meanings when used in the Form of Acceptance unless the context otherwise requires.

  (g) The Offer and the Form of Acceptance and all acceptances of the Offer and elections in respect thereof and all contracts made pursuant to the Offer and action taken or deemed to be taken under any of the foregoing shall be governed by and construed in accordance with English law.

    Execution by or on behalf of a IOC Shareholder of a Form of Acceptance will constitute his submission, in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the courts of England and the relevant shareholder's agreement that nothing shall limit the right of SDL or Rea Brothers to bring any action, suit or proceeding arising out of or in connection with the Offer and the Form of Acceptance in any other manner permitted by law or in any court of competent jurisdiction.

  (h) All references in this Offer Document and in the Form of Acceptance to . 1999 shall (except in sub-paragraphs 6(b) and 6(c) of this Part B and except where the context otherwise requires) be deemed, if the expiry date of the Offer be extended, to refer to the expiry date of the Offer as so extended.

  (i) Any omission to despatch the Offer Document and/or the Form of Acceptance or any notice required to be despatched under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made, or should be made, shall not invalidate the Offer in any way or create any implication that the Offer has not been made to any such person. The Offer extends to any such person to whom the Offer Document, the Form of Acceptance and any related documents may not be despatched or who may not receive such documents, and such persons may collect copies of such documents from IRG plc at either of the addresses set out in paragraph 3(b) of this Part B.

  (j) SDL and Rea Brothers reserve the right to notify IOC Shareholders regarding any matter, including the making of the Offer, to all or any IOC Shareholders with a registered address outside the UK or whom IOC knows to be a nominee holding IOC Shares for such persons, by announcement or paid advertisement in a daily newspaper published and circulated in the UK, or any part thereof, in which event such notice shall be deemed to have been sufficiently given, notwithstanding any failure by any such shareholder(s) to receive or see such notice, and all references in the Offer Document to notice or the provision of information in writing by or on behalf of SDL and/or Rea Brothers and/or their respective agents shall be construed accordingly.

  (k) Due completion of a Form of Acceptance will constitute an instruction to SDL, on the Offer becoming unconditional in all respects, to cancel all mandates and other instructions entered in the records of IOC in force relating to holdings of IOC Shares. Such mandates and other instructions will not continue in force in relation to New SDL Common Stock issued to such shareholders.

  (l) Without prejudice to any other provisions of this Part B, SDL and Rea Brothers reserve the right to treat acceptances as valid if received by or on behalf of either of them at any place or places or in any manner which may be otherwise than as set out herein or in the Form of Acceptance.

  (m) If sufficient acceptances are received and/or sufficient IOC Shares are otherwise acquired, SDL intends to apply the provisions of sections 428-430F of the Companies Act 1985 to acquire compulsorily any outstanding IOC Shares and to apply for the cancellation of IOC's listing of IOC Shares on AIM.

  (n) All powers of attorney, appointment of agents and authorities on the terms conferred by or referred to in this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the IOC Shareholder concerned and are irrevocable in accordance with section 4 of the Powers of Attorney Act 1971 except in the circumstances where the grantor of such power of attorney, appointment or authority is entitled to withdraw his acceptance in accordance with paragraph 3 of this Part B and duly does so.

  (o) No acknowledgement of receipt of any Form of Acceptance, transfer by means of CREST, share certificate(s) and other document(s) will be given by or on behalf of SDL. All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from IOC Shareholders (or their designated agent(s)) will be delivered by or sent to or from them (or their designated agent(s)) at their own risk.

  (p)  If the Offer does not become unconditional in all respects or lapses:

    (i) the Form of Acceptance, share certificate(s) and other document(s) of title will be returned by post (or by such other method as may be approved by the Panel)
       within 14 days of the Offer lapsing, at the risk of the person entitled thereto, to the person or agent whose name and address is set out in Box 6 on the Form of Acceptance or, if none is set out, to the first-named holder at his registered address; and

    (ii) IRG plc will, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Offer), give instructions to CRESTCo to transfer all IOC Shares held in escrow balances and in relation to which it is the escrow agent for the purposes of the Offer to the original available balances of IOC Shareholders concerned.

  (q) The IOC Shares which are the subject of the Offer will be acquired free from all liens, charges, restrictions (including restrictions imposed by law), third party rights, and encumbrances and together with all rights now or hereafter attaching thereto, including voting rights and the right to all dividends and other distributions declared, paid or made after the date of the announcement of the Offer.

  (r) Save, in the case of any New SDL Common Stock to be issued to any Affiliate, as agreed under the terms of the Affiliate Agreements:

    (i) the New SDL Common Stock will be issued free from all liens, charges and other encumbrances or other equitable interests and will be freely tradeable by the recipients thereof; and

    (ii) the New SDL Common Stock will rank pari passu in all respects with existing SDL Common Stock, including the right to receive in full all dividends (which are payable in US dollars), if any, and other distributions declared, paid or made on such shares after 31 March 1999 (including the right to receive the benefit of the stock dividend relating to the intended stock split announced by SDL on 25 March 1999).

  (s) In relation to any acceptance of the Offer in respect of a holding of IOC Shares which are in uncertificated form, SDL reserves the right to make such alterations, additions or modifications as may be necessary or desirable to give effect to any purported acceptance of the Offer, whether in order to comply with the facilities or requirements of CREST or otherwise, provided such alterations, additions or modifications are consistent with the requirements of the City Code or are otherwise made with the consent of the Panel.

  (t) All references in this Appendix I to statutory provisions shall include a statute or statutory provision which corrects, consolidates or replaces the same (whether before or after the date hereof).

7.Overseas Shareholders

  (a) The making of the Offer in, or to persons resident in or nationals of or citizens of jurisdictions outside the UK or who are nominees of, or custodians or trustees for, citizens or nationals of other countries ("Overseas Shareholders") may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of any overseas shareholder wishing to accept the Offer to satisfy himself/herself as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or duties due in such jurisdiction. Any such overseas shareholder will be responsible for any such issue, transfer or other taxes or other payments by whomsoever payable and SDL and Rea Brothers (and any person acting on behalf of either of them) shall be fully indemnified and held harmless by such overseas shareholder for any such issue, transfer of other taxes or duties as SDL or Rea Brothers (and any person acting on behalf of either of them) may be required to pay.

  (b) In particular, the Offer is not being made, directly or indirectly, in or into the United States, Canada, Australia or Japan. Furthermore, no steps have been taken to qualify the New SDL Common Stock for distribution in Japan or any province or territory of Canada and no prospectus in relation to the New SDL Common Stock has been, or will be, lodged with or registered by the Australian Securities Commission. SDL will not (unless otherwise determined by SDL in its sole discretion and save as provided for in paragraph 7(c) below) mail or deliver, or authorise the mailing or delivery of, this Offer Document, the Form of Acceptance or any related offering document in or into the United States, Canada, Australia or Japan including to IOC Shareholders with registered addresses in the United States, Canada, Australia or Japan or to persons whom SDL knows to be trustees, nominees or custodians holding IOC Shares for such persons ("Restricted Overseas Person"). Persons receiving such documents (including, without limitation, trustees, nominees or custodians) should not distribute or send them in or into the United States, Canada, Australia or Japan or use such mails or any such means or instrumentality for any purpose directly or indirectly in connection with the Offer and so doing may invalidate any purported acceptance. Persons wishing to accept the Offer should not use such mails or any such means or instrumentality for any purpose directly or indirectly related to acceptance of the Offer. Envelopes containing the Form of Acceptance should not be postmarked in the United States, Canada, Australia or Japan or otherwise despatched from the United States, Canada, Australia or Japan and all acceptors must provide addresses outside the United States, Canada, Australia or Japan for the receipt of the consideration available under the Offer or for the return of the Form of Acceptance, certificate(s) for IOC Shares and/or other document(s) of title. Unless an exemption under the relevant securities laws is available as aforesaid, SDL will not issue New SDL Common Stock or authorise the delivery of any document(s) of title in respect of New SDL Common Stock to: (i) any person who is, or who SDL has reason to believe is, a Restricted Overseas Person; or (ii) to any person who is unable or fails to give the warranty set out in paragraph (b) of Part C below; or (iii) to any person with a registered address in the United States, Canada, Australia or Japan.

  (c) These provisions and any other terms of the Offer relating to overseas shareholders may be waived, varied or modified as regards specific IOC Shareholders or on a general basis by SDL in its absolute discretion. Subject thereto, the provisions of this paragraph 7 supersede any terms of the Offer inconsistent therewith. References in this paragraph 7 to a IOC Shareholder include references to the person or persons executing a Form of Acceptance and, in the event of more than one person executing the Form of Acceptance, the provisions of this paragraph 7 shall apply to them jointly and severally.

                                    PART C

Form of Acceptance

Each IOC Shareholder by whom, or on whose behalf, a Form of Acceptance is executed irrevocably undertakes, represents, warrants and agrees to and with SDL, Rea Brothers and IRG plc, so as to bind such shareholder, such shareholder's personal representatives, heirs, successors and assigns, to the following effect:

  (a) that the execution of a Form of Acceptance (whether or not any boxes therein are completed) shall constitute:

    (i) an acceptance of the Offer in respect of the number of IOC Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance; and

    (ii) an undertaking to execute any further documents and give any further assurances which may be required to enable SDL to obtain the full benefit of this Part C and for SDL and/or any of its directors and/or Rea Brothers and/or any of its directors and/or IRG plc to perfect any of the authorities to be given hereunder, in each case on and subject to the terms and conditions set out in this Offer Document and the Form of Acceptance and, subject only to the rights of withdrawal set out in paragraph 3 of Part B of this Appendix I, each such acceptance shall be irrevocable;

  (b) unless "YES" is put in Box 5 of the Form of Acceptance, such IOC Shareholder has not received or sent copies of this Offer Document, the Form of Acceptance or any related offering documents in, into or from the United States, Canada, Australia or Japan;

  (c) that the IOC Shares in respect of which the Offer is accepted or deemed to be accepted are fully paid up and are sold free from all liens, equitable interests, charges, restrictions (including restrictions imposed by law), third party rights and encumbrances and together with all rights now or attaching thereto after the announcement of the Offer, including voting rights and the right to all dividends and other distributions hereafter declared, paid or made;

  (d) that the execution of the Form of Acceptance constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms and to the accepting IOC Shareholder not having validly withdrawn his acceptance, the irrevocable separate appointments of SDL and/or any of its directors and/or Rea Brothers and/or any of its directors as such IOC Shareholder's attorney and/or agent and an irrevocable instruction to the attorney and/or agent:

    (i) to complete and execute all or any form(s) of transfer and/or other document(s) at the attorney's and/or agent's discretion in relation to the IOC Shares referred to in sub-paragraph (a)(i) of this Part C held in (or subsequently converted into) certificated form in favour of SDL or such other person or persons as SDL may direct; and

    (ii) to deliver such form(s) of transfer and/or other document(s) at the attorney's and/or agent's discretion together with the share certificate(s) and/or other document(s) relating to such IOC Shares for registration within six months of the Offer becoming or being declared unconditional in all respects and to do all such other acts and things as may in the opinion of such attorney and/or agent be necessary or expedient for the purposes of or in connection with the acceptance of the Offer and to vest the IOC Shares in SDL or any subsidiary or nominee(s) of such company;

  (e) that the execution of the Form of Acceptance constitutes the irrevocable appointment of IRG plc as such shareholder's attorney and/or agent and an irrevocable instruction and authority to the attorney and/or agent:

    (i) subject to the Offer becoming unconditional in all respects in accordance with its terms and to the accepting IOC Shareholder not having validly withdrawn his acceptance, to transfer to itself (or to such other person or persons as SDL or its agents may direct) by means of CREST all or any of the Relevant IOC Shares (as defined in sub-paragraph (ii) below) (but not exceeding the number of IOC Shares in respect of which the Offer is accepted or deemed to be accepted); and

    (ii) if the Offer does not become unconditional in all respects, to give instructions to CRESTCo, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Offer), to transfer all Relevant IOC Shares to the original available balance of the accepting IOC Shareholder. "Relevant IOC Shares" means IOC Shares in uncertificated form and in respect of which a transfer or transfers to escrow has or have been effected pursuant to the procedures described in the letter from Rea Brothers contained in this Offer Document and where the transfer(s) to escrow was or were made in respect of IOC Shares held under the same member account ID and participant ID as the member account ID and participant ID relating to the Form of Acceptance concerned (but irrespective of whether or not any Form of Acceptance Reference Number, or a Form of Acceptance Reference Number corresponding to that appearing on the Form of Acceptance concerned, was included in the TTE instruction concerned);

  (f) that the execution of the Form of Acceptance constitutes, subject to the Offer becoming or being declared unconditional in all respects in accordance with its terms and to the accepting IOC Shareholder not having validly withdrawn his acceptance, an irrevocable authority and request:

    (i) to IOC or its agents to procure the registration of the transfer of the IOC Shares pursuant to the Offer and, if applicable, the delivery of the share certificate(s) and/or other document(s) of title in respect thereof to SDL or as it may direct;

    (ii) to SDL or its agents to procure that such IOC Shareholder's name is entered on the share register of SDL in respect of New SDL Common Stock to which such shareholder becomes entitled under the Offer (subject to the provisions of SDL's certificate of incorporation and bylaws); and

    (iii) to SDL or its agents to procure the despatch by post (or by such other method as may be approved by the Panel) of the document(s) of title for any New SDL Common Stock to which an accepting IOC Shareholder becomes entitled pursuant to such IOC Shareholder's acceptance of the Offer, at the risk of such IOC Shareholder, to the person whose name and address is set out in Box 6 of the Form of Acceptance or, if none is set out, to the first-named holder at such holder's registered address provided that this is outside the United States, Canada, Australia and Japan;

  (g) that the execution of the Form of Acceptance constitutes separate authority to SDL and/or its directors and/or Rea Brothers and/or its directors and/or their respective agents and the irrevocable appointment of SDL and/or its directors and/or Rea Brothers and/or its directors as such shareholder's attorney and agent within the terms of paragraph 4 of Part B of this Appendix I in respect of those IOC Shares in respect of which the Offer has been accepted and such acceptance has not been validly withdrawn;

  (h) that, subject to the Offer becoming unconditional in all respects (or if the Offer would become or be declared unconditional in all respects or lapse immediately upon the outcome of the resolution in question or if the Panel otherwise gives its consent) and pending registration:

    (i) SDL shall be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general meeting of IOC or of any class of its shareholders) attaching to any IOC Shares in respect of which the Offer has been accepted and such acceptance has not been validly withdrawn;

    (ii) with regard to any such IOC Shares, the execution of the Form of Acceptance will constitute:

      (A) an authority to IOC from such IOC Shareholder to send any notice, warrant or other document or communication (including any share certificate(s) and/or other document(s) of title issued as a result of conversion of such IOC Shares into certificated form) which may be required to be sent to him (as a member of IOC) to SDL at its registered office or such other address nominated by SDL;

      (B) an authority to SDL or any person appointed by SDL to sign any consent to short notice of a general or separate class meeting on his behalf and/or execute a form of proxy in respect of such IOC Shares appointing and/or to appoint any person determined by SDL to attend general meetings and separate class meetings of IOC or its members or any of them (and any adjournment thereof) and to exercise the votes attaching to such IOC Shares on his behalf, where relevant, such votes to be cast so far as possible to satisfy any outstanding condition of the Offer; and

      (C) (subject as aforesaid) the agreement of such IOC Shareholder not to exercise any of such rights without the consent of SDL and the irrevocable undertaking of such shareholder not to appoint a proxy for or to attend any such general meetings or separate class meetings;

  (i) that he will deliver to IRG plc at either of the addresses given in paragraph 3(b) of Part B of this Appendix I his share certificate(s) and or other document(s) of title in respect of the IOC Shares referred to in sub-paragraph (a)(i) of this Part C held by him in (or subsequently converted into) certificated form or an indemnity acceptable to SDL in lieu thereof, as soon as possible and in any event within six months of the Offer becoming or being declared unconditional in all respects;

  (j) that he will take (or procure to be taken) the action set out in paragraph 14 of the letter from Rea Brothers contained in this Offer Document to transfer all IOC Shares in respect of which the Offer has been accepted or is deemed to have been accepted and not validly withdrawn held by him in (or subsequently converted into) uncertificated form to an escrow balance as soon as possible and in any event so that the transfer to escrow settles within six months of the Offer becoming unconditional in all respects;

  (k) that if, for any reason, any IOC Shares in respect of which a transfer to an escrow balance has been effected in accordance with paragraph 14 of the letter from Rea Brothers contained in this Offer Document are converted to certificated form, he will (without prejudice to paragraph (f) of this Part C) immediately deliver or procure the immediate delivery of the share certificate(s) or other document(s) of title in respect of all such IOC Shares as so converted to IRG plc at either of the addresses referred to in paragraph 3(b) of Part B of this Appendix I or to SDL at its registered office or as SDL or its agents may direct;

  (l) that the execution of the Form of Acceptance constitutes his submission, in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the courts of England and Wales;

  (m)  that on execution the Form of Acceptance shall take effect as a deed;

  (n) that the terms of this Part C and the Offer generally shall be incorporated in and form part of the Form of Acceptance, which shall be read and construed accordingly;

  (o) that, if he accepts the Offer, he shall do all such acts and things as shall be necessary or expedient to vest in SDL or its subsidiaries or nominees or such other persons as it may decide the IOC Shares aforesaid and all such acts and things as may be necessary or expedient to enable IRG plc to perform its functions as escrow agent for the purposes of the Offer;

  (p) that he agrees to ratify each and every act or thing which may be done or effected by SDL and/or any of its directors and/or Rea Brothers and/or any of its directors or their respective agents or IOC or its agents, as the case may be, in the proper exercise of any of his or its powers and/or authorities hereunder; and

  (q) that he undertakes, if any provisions of Part B of this Appendix I or this Part C shall in any way be unenforceable, invalid or not operate so as to afford SDL and/or Rea Brothers and/or their respective agents the full benefit of the authorities expressed be given herein, with all practicable speed to do all such acts and things and execute all such documents as may be required or desirable to enable SDL and/or any of its directors and/or Rea Brothers and/or any of its directors and/or IRG plc to secure the full benefit of the authorities and powers of attorney conferred by or referred to in Part B of this Appendix I or this Part C.

References in this Part C to an IOC Shareholder shall include references to the person or persons executing a Form of Acceptance and in the event of more than one person executing a Form of Acceptance the provisions of this Part C shall apply to them jointly and to each of them.

                                  APPENDIX II

                            SDL FINANCIAL STATEMENTS

                       INDEX TO SDL FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
1. Report of Ernst & Young LLP, Independent Auditors....................... II-2
2. SDL audited annual financial statements................................. II-3

1. REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To The Board of Directors and Stockholders of SDL, Inc.

We have audited the accompanying consolidated balance sheets of SDL, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of SDL's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SDL, Inc. as of December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

San Jose, California
January 29, 1999

2. SDL AUDITED ANNUAL FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

                                                           As of December 31,
                                                             1998       1997
                                                           ---------  --------
ASSETS
Current assets:
  Cash and cash equivalents............................... $  13,370  $  4,593
  Short-term marketable securities........................    12,494    10,400
  Accounts receivable, net................................    22,070    19,960
  Inventories.............................................    19,679    13,938
  Prepaid expenses and other current assets...............     3,306     2,738
                                                           ---------  --------
      Total current assets................................    70,919    51,629
Property and equipment, net...............................    32,931    26,298
Long-term marketable securities...........................     3,552    11,613
Note due from related party...............................       512       536
Other assets..............................................     4,563     4,148
                                                           ---------  --------
      Total assets........................................ $ 112,477  $ 94,224
                                                           =========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................ $   9,385  $  8,469
  Accrued payroll and related expenses....................     2,354     2,945
  Income taxes payable....................................     1,890       828
  Unearned revenue........................................       643       393
  Other accrued liabilities...............................     2,289     2,982
                                                           ---------  --------
Total current liabilities.................................    16,561    15,617
                                                           ---------  --------
Long-term liabilities.....................................     2,669     2,020
                                                           ---------  --------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $0.001 par value:
    Authorized shares -- 1,000,000; none issued...........       --        --
  Common stock, $0.001 par value:
    Authorized shares -- 21,000,000; issued and
     outstanding shares -- 14,285,938 and 13,674,534 in
     1998 and 1997, respectively..........................        15        14
  Additional paid-in capital..............................   120,033   116,268
  Accumulated other comprehensive income..................        (4)      (73)
  Accumulated deficit, $26.3 million relating to the
   repurchase of common stock in 1992 and $5.8 million
   relating to a recapitalization in 1992.................   (26,757)  (39,580)
                                                           ---------  --------
                                                              93,287    76,629
  Less common stockholders' notes receivable..............       (40)      (42)
                                                           ---------  --------
      Total stockholders' equity..........................    93,247    76,587
                                                           ---------  --------
      Total liabilities and stockholders' equity.......... $ 112,477  $ 94,224
                                                           =========  ========

                             See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

                                                     Years Ended December 31,
                                                     --------------------------
                                                       1998     1997     1996
                                                     -------- --------  -------
Revenue:
  Product revenue................................... $ 96,358 $ 76,750  $69,772
  Research revenue..................................    9,780   14,614   12,703
                                                     -------- --------  -------
    Total revenue...................................  106,138   91,364   82,475
Cost of revenue:
  Cost of product revenue...........................   60,898   53,523   45,365
  Cost of research revenue..........................    7,521   11,631    9,591
                                                     -------- --------  -------
    Total cost of revenue...........................   68,419   65,154   54,956
                                                     -------- --------  -------
Gross margin........................................   37,719   26,210   27,519
Operating expenses:
  Research and development..........................   10,690    9,794    6,681
  Selling, general, and administrative..............   13,597   40,609   11,521
  In-process research and development...............      --       753      --
  Amortization of purchased intangibles and
   goodwill.........................................      777      671      645
                                                     -------- --------  -------
    Total operating expense.........................   25,064   51,827   18,847
                                                     -------- --------  -------
Operating income/(loss).............................   12,655  (25,617)   8,672
Interest income and other, net......................    1,211    1,355    1,501
                                                     -------- --------  -------
Income/(loss) before income taxes...................   13,866  (24,262)  10,173
Provision for income taxes..........................    1,043      417    3,052
                                                     -------- --------  -------
Net income/(loss)................................... $ 12,823 $(24,679) $ 7,121
                                                     ======== ========  =======
Net income/(loss) per share-basic................... $   0.92 $  (1.83) $  0.59
                                                     ======== ========  =======
Net income/(loss) per share-diluted................. $   0.87 $  (1.83) $  0.54
                                                     ======== ========  =======
Number of weighted average shares-basic.............   13,887   13,497   12,012
                                                     ======== ========  =======
Number of weighted average shares-diluted...........   14,709   13,497   13,199
                                                     ======== ========  =======

                             See accompanying notes

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share data)

                                                        Accumulated
                            Common Stock    Additional     other                 Stockholders'     Total
                          -----------------  paid-in   comprehensive Accumulated     notes     stockholders'
                            Shares   Amount  capital      income       deficit    receivable      equity
                          ---------- ------ ---------- ------------- ----------- ------------- -------------
Balance at December 31,
 1995...................  10,628,115  $11    $ 62,995       $(6)      $(22,022)      $(478)       $40,500
 Net income.............         --   --          --        --           7,121         --           7,121
 Unrealized loss on
  investments...........         --   --          --        (44)           --          --             (44)
                                                                                                  -------
 Comprehensive income...                                                                            7,077
                                                                                                  -------
 Issuance of stock
  pursuant to employee
  stock plans...........     921,168  --        1,509       --             --          --           1,509
 Proceeds from issuance
  of common stock (less
  offering expenses of
  $362).................   1,755,000    2      44,650       --             --          --          44,652
 Issuance of treasury
  stock.................       1,827  --           33       --             --          --              33
 Payments on
  stockholders' notes
  receivable............         --   --          --        --             --          222            222
 Income tax benefit from
  exercise of employee
  stock options.........         --   --        5,234       --             --          --           5,234
                          ----------  ---    --------       ---       --------       -----        -------
Balance at December 31,
 1996...................  13,306,110   13     114,421       (50)       (14,901)       (256)        99,227
 Net loss...............         --   --          --                   (24,679)        --         (24,679)
 Unrealized loss on
  investments...........         --   --          --        (23)           --          --             (23)
                                                                                                  -------
 Comprehensive loss.....                                                                          (24,702)
                                                                                                  -------
 Issuance of stock
  pursuant to employee
  stock plans...........     368,424    1       1,847       --             --          --           1,848
 Payments on
  stockholders' notes
  receivable............         --   --          --        --             --          214            214
                          ----------  ---    --------       ---       --------       -----        -------
Balance at December 31,
 1997...................  13,674,534   14     116,268       (73)       (39,580)        (42)        76,587
 Net Income.............         --   --          --        --          12,823         --          12,823
 Unrealized gain on
  investments...........         --   --          --         69            --          --              69
                                                                                                  -------
 Comprehensive income...                                                                           12,892
                                                                                                  -------
 Issuance of stock
  pursuant to employee
  stock plans...........     611,404    1       3,547       --             --          --           3,548
 Payments on
  stockholders' notes
  receivable............         --   --          --        --             --            2              2
 Income tax benefit from
  exercise of employee
  stock options.........         --   --          218       --             --          --             218
                          ----------  ---    --------       ---       --------       -----        -------
Balance at December 31,
 1998...................  14,285,938  $15    $120,033       $(4)      $(26,757)      $ (40)       $93,247
                          ==========  ===    ========       ===       ========       =====        =======

                             See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOW

(In thousands)

                                                   Years ended December 31,
                                                   ---------------------------
                                                    1998      1997      1996
                                                   -------  --------  --------
Operating activities
Net income (loss)................................  $12,823  $(24,679) $  7,121
Adjustments to reconcile net income (loss) to net
 cash provided by (used in) operating activities:
 Depreciation and amortization...................    7,583     5,800     4,948
 In-process research and development.............      --        753       --
 Deferred income taxes...........................     (948)      --       (223)
 Changes in operating assets and liabilities:
 Accounts receivable.............................   (2,110)   (8,076)    1,719
 Inventories.....................................   (5,741)     (485)   (4,435)
 Accounts payable................................      916     1,599       520
 Accrued payroll and related expenses............     (591)      730       195
 Income taxes payable............................    1,280     2,392       --
 Unearned revenue................................      250       (62)     (517)
 Other accrued liabilities.......................     (693)      339      (135)
 Other...........................................     (139)      435     2,879
                                                   -------  --------  --------
   Total adjustments.............................     (193)    3,425     4,951
                                                   -------  --------  --------
Net cash provided by (used in) operating
 activities......................................   12,630   (21,254)   12,072
Investing activities
Acquisition of property and equipment, net.......  (13,439)   (9,407)   (9,909)
Purchase of marketable securities................  (75,838)  (57,064) (100,620)
Sales and maturities of marketable securities....   81,874    90,707    53,413
Acquisition of Businesses........................      --     (3,055)   (1,560)
                                                   -------  --------  --------
Net cash provided by (used in) investing
 activities......................................   (7,403)   21,181   (58,676)
Financing activities
Issuance of stock pursuant to employee stock
 plans...........................................    3,548     1,847     1,509
Payments on stockholders' notes receivable.......        2       214       222
Proceeds from issuance of common stock...........      --        --     44,652
Reissuance of treasury stock.....................      --        --         33
                                                   -------  --------  --------
Net cash provided by financing activities........    3,550     2,061    46,416
                                                   -------  --------  --------
Net increase (decrease) in cash and cash
 equivalents.....................................    8,777     1,988      (188)
Cash and cash equivalents at beginning of year...    4,593     2,605     2,793
                                                   -------  --------  --------
Cash and cash equivalents at end of year.........  $13,370  $  4,593  $  2,605
                                                   =======  ========  ========
Supplemental disclosures of cash flow information
 Cash paid for income taxes......................  $   803  $      1  $    170
 Cash received from income taxes refunded........  $   214  $  1,941  $    773

                             See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.Organization and summary of significant accounting policies

Organization

SDL, Inc., a Delaware corporation, designs, manufactures, and markets semiconductor lasers, fiber optic related products, and optoelectronic systems. SDL's revenue is derived from: (i) the sale of standard and customized products to a diverse worldwide customer base utilizing various market applications; and (ii) customer-funded research programs, principally through various government agencies.

Basis of presentation

The consolidated financial statements are prepared under generally accepted accounting principles in the United States and include the accounts of SDL, Inc. and its wholly-owned subsidiary, SDL Optics, Inc. Intercompany accounts and transactions have been eliminated in consolidation. The functional currency of SDL's foreign subsidiary is the US dollar. Subsidiary financial statements are remeasured into US dollars for consolidation. Foreign currency transaction gains and losses are included in interest income and other, net and were immaterial for all periods presented. Beginning with 1997, SDL operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to December 31. Accordingly, fiscal 1997 ended on January 2, 1998 and was a 53 week year with the fourth fiscal quarter having 14 weeks; fiscal 1998 ended on January 1, 1999 and was a 52 week year. For ease of discussion and presentation all years are referred to as ending on December 31.

Certain amounts in prior year financial statements and notes thereto have been reclassified to conform to current year presentation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

SDL considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

Marketable securities

SDL has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are stated at fair market value. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses are included in interest income and other, net. The cost of securities sold is based on the specific identification method.

Inventories

Inventories are stated at the lower of standard cost (which approximates actual costs on a first-in, first-out basis) or market. The market value is based upon estimated net realizable value.

Equipment and leasehold improvements

Property and equipment are stated at cost. Equipment and fixtures are depreciated using the straight-line method over estimated useful lives ranging from three to eight years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives or the remaining lease terms.

Goodwill and purchased intangibles

Goodwill and other purchased intangibles are being amortized using the straight-line method over three to seven years.

Revenue recognition

Revenue recognition is based on the terms of the underlying sales agreements (purchase orders or contracts). Revenue for product sales is recognized upon shipment. Revenue for costs incurred plus specified fee contracts is recognized on the percentage-of-completion method. Revenue for fixed price milestone contracts is recognized upon the completion of the milestone. Customers entering into cost incurred and fixed price contracts with SDL include the US government, prime or subcontractors for which the US government may be the end customer, and other domestic and international end-users.

Concentrations

Dependence upon Government programs and contracts -- In 1998, 1997, and 1996, SDL derived approximately 28 percent, 38 percent, and 43 percent, respectively, of its revenue directly and indirectly from a variety of Federal government sources. The demand for certain of SDL's services and products is directly related to the level of funding of government programs. SDL believes that the success and further development of its business is dependent, in significant part, upon the continued existence and funding of such programs and upon SDL's ability to participate in such programs. For example, substantially all of SDL's research revenue for 1998, 1997, and 1996 was funded by Federal programs. There can be no assurance that such programs will continue to be funded even if government agencies have available financial resources or that SDL will continue to be awarded contracts under such programs.

Dependence on single source and other third party suppliers -- SDL depends on a single or limited number of outside contractors and suppliers for raw materials, packages and standard components, and to assemble printed circuit boards. SDL generally purchases these single or limited source products through standard purchase orders or one-year supply agreements and has no long-term guaranteed supply agreements with such suppliers. While SDL seeks to maintain a sufficient safety stock of such products and also endeavors to maintain ongoing communications with its suppliers to guard against interruptions or cessation of supply, SDL's business and results of operations have in the past been and could in the future be adversely affected by a stoppage or delay of supply, substitution of more expensive or less reliable products, receipt of defective parts or contaminated materials, an increase in the price of such supplies, or SDL's inability to obtain reduced pricing from its suppliers in response to competitive pressures.

Credit risk -- SDL performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. SDL maintains reserves for potential credit losses. Although such losses have been within management's expectations to date, there can be no assurance that such reserves will continue to be adequate.

Principal business and export sales

SDL's operations are conducted in one principal line of business, the design, manufacture, and sale of semiconductor lasers, fiber optic products, and optoelectronic systems. SDL has operations in the United States and international operations in Canada. All sales are denominated in US dollars

All US operations sales to international customers constitute export sales. Export sales to Europe totaled approximately $9.3 million, $5.9 million, and $3.9 million for 1998, 1997, and 1996, respectively. Export sales to the Pacific Rim totaled approximately $8.9 million, $6.9 million, and $6.0 million for 1998, 1997, and 1996, respectively.

Net income/(loss) per share

The following table sets forth the computation of basic and diluted net income
(loss) per share (in thousands, except per share amounts):

                                                      Years ended December 31,
                                                      -------------------------
                                                       1998     1997     1996
                                                      ------- --------  -------
Numerator:
Net income (loss).................................... $12,823 $(24,679) $ 7,121
                                                      ------- --------  -------
Denominator:
Denominator for basic earnings per share -- weighted
 average shares......................................  13,887   13,497   12,012
Incremental common shares attributable to shares
 issuable under employee stock plans (1).............     822      --     1,187
                                                      ------- --------  -------
Denominator for diluted earnings per share --
 adjusted weighted average shares and assumed
 conversions.........................................  14,709   13,497   13,199
                                                      ======= ========  =======
Net income/(loss) per share -- basic................. $  0.92 $  (1.83) $  0.59
Net income/(loss) per share -- diluted............... $  0.87 $  (1.83) $  0.54

--------
(1) Potential common shares relating to shares issuable under employee stock plans are not included in the 1997 calculation due to their anti-dilutive effect on the loss per share.

Options to purchase 62,363 shares of common stock were not included in the computation of the 1998 diluted earnings per share because the options' exercise price was greater than the average market price of common shares.

Comprehensive Income

As of January 1, 1998, SDL adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income." SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on SDL's net income or stockholders' equity. SFAS 130 requires unrealized gains or losses on SDL's available-for-sale securities, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income. Comprehensive income consists of net income and other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

Accumulated other comprehensive income presented in the accompanying consolidated balance sheets consists of the accumulated net unrealized gains and losses on available-for-sale marketable securities, net of the related tax effect for all periods presented. The tax effects for other comprehensive income were immaterial for all periods presented.

Segments of an enterprise

Effective January 1, 1998, SDL adopted the Financial Accounting Standards Board's Statement of Financials Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (Statement 131). Statement 131 superseded FASB Statement No. 14, Financial Reporting for Segments of a Business Enterprise. Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of Statement 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. See note 14.

Statement of position 98-1

In March 1998, the Accounting Standards Executive Committee of the AICPA issued Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The SOP, which has been adopted prospectively as of September 30, 1998, requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. Prior to adoption of SOP 98-1, SDL expensed all internal use software related costs as incurred. The effect of adopting the SOP was to increase net income for the year ended December 31, 1998 by $71,000.

Recent financial accounting pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 1999. Because SDL has never used derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of SDL.

2. Marketable securities

Available-for-sale marketable securities consist of the following (in thousands):

December 31, 1998:

                                                Gross      Gross
                                    Amortized unrealized unrealized Estimated
                                      cost      gains      losses   fair value
                                    --------- ---------- ---------- ----------
Medium term notes..................  $10,091     $ 1        $25      $10,067
Commercial paper...................    4,959      20        --         4,979
Tax-exempt auction rate preferred
 stock.............................    5,950     --         --         5,950
Money market funds.................      564     --         --           564
                                     -------     ---        ---      -------
                                     $21,564     $21        $25      $21,560
                                     =======     ===        ===      =======
Included in cash and cash
 equivalents.......................                                  $ 5,514
Included in short-term marketable
 securities........................                                   12,494
Included in long-term marketable
 securities........................                                    3,552
                                                                     -------
                                                                     $21,560
                                                                     =======

December 31, 1997:

                                               Gross      Gross
                                   Amortized unrealized unrealized Estimated
                                     cost      gains      losses   fair value
                                   --------- ---------- ---------- ----------
Municipal bonds                     $13,686     $ 1        $74      $13,613
Tax-exempt auction rate preferred
 stock                                8,400     --         --         8,400
Money market funds                    1,017     --         --         1,017
                                    -------     ---        ---      -------
                                    $23,103     $ 1        $74      $23,030
                                    =======     ===        ===      =======
Included in cash and cash
 equivalents                                                        $ 1,017
Included in short-term marketable
 securities                                                          10,400
Included in long-term marketable
 securities                                                          11,613
                                                                    -------
                                                                    $23,030
                                                                    =======

The following is a summary of contractual maturities of SDL's marketable securities as of December 31, 1998 (in thousands):

                                  Amortized Estimated
                                    cost    fair value
                                  --------- ----------
Money market funds                 $   564   $   564
Amounts maturing within one year    17,436    17,444
Amounts maturing after one year      3,564     3,552
                                   -------   -------
                                   $21,564   $21,560
                                   =======   =======

Realized losses on the sale of available-for-sale securities were $0.1 million and $0.3 million in 1998 and 1997, respectively.

3.Accounts receivable

Accounts receivable consist of the following:

                                                            As of 31
                                                          December 31,
                                                         ----------------
                                                          1998     1997
                                                         -------  -------
                                                         (In thousands)
Trade receivables                                        $20,488  $17,334
Receivables under long-term contracts:
  Billed                                                   1,865      765
  Unbilled costs and estimated earnings, current portion     722    3,051
                                                         -------  -------
                                                          23,075   21,150
Allowance for doubtful accounts                           (1,005)  (1,190)
                                                         -------  -------
                                                         $22,070  $19,960
                                                         =======  =======

The majority of unbilled costs and estimated earnings on uncompleted cost incurred and fixed price contracts are billable in the subsequent year.

Pursuant to the retainage provisions in certain long-term contracts, a specified portion of receivables do not become due and payable until completion of a final audit by the Defense Contract Audit Agency. Such retainage amounts total approximately $0.5 million in 1998 and 1997 and are included in other assets in the accompanying balance sheets.

4.Inventories

Inventories consist of the following:

                                                                 As of December
                                                                       31,
                                                                 ---------------
                                                                  1998    1997
                                                                 ------- -------
                                                                 (In thousands)
  Raw materials................................................. $ 6,620 $ 6,087
  Work-in-process...............................................  13,059   7,851
                                                                 ------- -------
                                                                 $19,679 $13,938
                                                                 ======= =======

No significant amounts of finished goods or work-in-process related to long-term contracts are maintained.

5.Property and equipment

Property and equipment consist of the following:

                                                               As of December
                                                                     31,
                                                               ----------------
                                                                1998     1997
                                                               -------  -------
                                                               (In thousands)
Machinery and equipment....................................... $48,636  $37,946
Leasehold improvements........................................   8,431    7,697
Furniture and fixtures........................................     898      846
Construction-in-progress......................................   3,897    1,934
                                                               -------  -------
                                                                61,862   48,423
Less accumulated depreciation and amortization................ (28,931) (22,125)
                                                               -------  -------
                                                               $32,931  $26,298
                                                               =======  =======

6.Goodwill and purchased intangibles

Purchased intangibles, which are included in other assets, consist of the following:

                                                               As of December
                                                                     31,
                                                               ----------------
                                                                1998     1997
                                                               -------  -------
                                                               (In thousands)
Goodwill...................................................... $ 1,363  $ 1,363
Other purchased intangibles...................................   1,945    1,945
                                                               -------  -------
                                                                 3,308    3,308
Less accumulated amortization.................................  (2,147)  (1,370)
                                                               -------  -------
                                                               $ 1,161  $ 1,938
                                                               =======  =======

See Note 11, Acquisitions.

7.Note due from related party

On May 1, 1997 SDL loaned an officer $612,000 secured by a deed of trust. The note is due on the tenth anniversary of the date of the note, however; certain amounts may be forgiven. After five years continuous employment with SDL, $200,000 will be forgiven. After ten years continuous employment with SDL, an additional $200,000 will be forgiven. Other terms provide for mandatory prepayment if certain events of default occur. The note shall bear interest at 8 percent only in the event of a default. The amount expected to be forgiven is being amortized to compensation expense over ten years.

8. Income taxes

The provision for income taxes consists of the following:

                                                         Years ended December
                                                                  31,
                                                         ----------------------
                                                          1998    1997   1996
                                                         -------  -------------
                                                            (In thousands)
Current:
  Federal............................................... $   181  $ --  $ 2,617
  State.................................................      26    --      312
  Foreign...............................................   1,784    417     346
                                                         -------  ----- -------
                                                           1,991    417   3,275
Deferred:
  Federal...............................................    (948)   --     (371)
  State.................................................     --     --      148
                                                         -------  ----- -------
                                                            (948)   --     (223)
                                                         -------  ----- -------
                                                         $ 1,043  $ 417 $ 3,052
                                                         =======  ===== =======

The tax benefits resulting from the exercise of nonqualified stock options and the disqualifying disposition of shares acquired under SDL's incentive stock option and employee stock purchase plans were $0.2 million, zero and $5.2 million in 1998, 1997 and 1996, respectively. Such benefits were credited to additional paid-in capital.

Pre-tax income from foreign operations was $4.6 million, $1.1 million and $0.8 million in 1998, 1997 and 1996, respectively.

The difference between the provision for income taxes and the amount computed by applying the Federal statutory income tax rate to income before taxes is explained below:

                                                      Years ended December
                                                               31,
                                                      -----------------------
                                                       1998    1997     1996
                                                      ------  -------  ------
                                                         (In thousands)
Tax at federal statutory rate........................ $4,853  $(8,492) $3,560
State income tax, net of federal tax benefit.........     17      --      299
Non-deductible in-process, research and development
 write-off...........................................    --       264     --
Net operating loss not benefited (utilized).......... (3,809)   9,057     --
Valuation allowance..................................   (216)     --      --
Tax-exempt interest income...........................   (124)    (453)   (455)
Other................................................    322       41    (352)
                                                      ------  -------  ------
Provision for income taxes........................... $1,043  $   417  $3,052
                                                      ======  =======  ======

Significant components of SDL's deferred tax assets are as follows:

                                                             As of December
                                                                   31,
                                                            ------------------
                                                              1998      1997
                                                            --------  --------
                                                             (In thousands)
Deferred tax assets:
  Net operating loss carryforward.......................... $  9,132  $  9,680
  Reserves and other accrued expenses not yet deductible
   for tax.................................................    1,832     2,070
  Inventory................................................    3,088     1,584
  Intangible assets........................................    4,157     3,838
  Tax credit carryforward..................................    1,800       970
  Other....................................................      --         52
                                                            --------  --------
  Total deferred tax assets................................   20,009    18,194
  Valuation allowance......................................  (15,128)  (14,030)
                                                            --------  --------
  Net deferred tax assets..................................    4,881     4,164
Deferred tax liabilities:..................................
  Depreciation.............................................     (743)     (550)
  Other....................................................     (138)     (562)
                                                            --------  --------
  Total deferred tax liabilities...........................     (881)   (1,112)
                                                            --------  --------
Net deferred tax assets.................................... $  4,000  $  3,052
                                                            ========  ========

The valuation allowance increased by approximately $1.1 million and $12.0 million in 1998 and 1997, respectively. Approximately $7.6 million of the valuation allowance is related to the benefits of stock option deductions, which will be credited to paid-in capital when realized.

As of December 31, 1998, SDL had federal and state net operating loss carryforwards of approximately $26.0 million and $4.8 million, respectively, and federal and state tax credit carryforwards of approximately $0.9 million and $1.3 million, respectively. The net operating loss and credit carryforwards will expire at various dates beginning in years 2001 through 2018, if not utilized.

Management has determined, based on SDL's history of prior operating earnings, its expectations for the future, and the extended period over which the benefits of certain deferred tax assets will be realized, that a partial valuation allowance should be provided. The realization of SDL's net deferred tax assets, which relate primarily to temporary differences, net operating loss carryforwards and tax credit carryforwards is dependent on generating sufficient taxable income during the periods in which the temporary differences are expected to reverse. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

9.Stockholders' equity

Common Stock offerings

On 26 June 1996, SDL issued 1,500,000 shares of common stock in a follow-on public stock offering at a per share price of $27.00. In addition, SDL's underwriters exercised their over-allotment option to purchase 255,000 additional shares of SDL's common stock. Net proceeds to SDL approximated $44.7 million.

Shareholder Rights Plan

SDL has adopted a Shareholder Rights Plan (Rights Agreement). Pursuant to the Rights Agreement, rights were distributed at the rate of one right for each share of Common Stock owned by SDL's stockholders of record on November 17, 1997. The rights expire on November 5, 2007 unless extended or earlier redeemed or exchanged by SDL. Under the Rights Agreement, each right entitles the registered holder to purchase one-hundredth of a Series B Preferred share of SDL at a price of $110. The rights will become exercisable only if a person or group acquires beneficial ownership of 15 percent or more of SDL's common stock or commences a tender offer or exchange offer upon consummation of which such person or group would beneficially own 15 percent or more of SDL's common stock.

Stockholders' notes receivable

Certain exercises of stock options occurred in conjunction with the issuance of full-recourse stockholders' notes receivable. The notes bear interest between 5 percent and 8 percent per annum with annual interest payments. The principal on the notes is due beginning in 1999 through 2001.

10.Stock-based compensation plans

Stock Option Plans

The 1992 Stock Option Plan provided for the granting of incentive stock options and nonqualified options to purchase up to 4,558,125 shares of SDL's common stock to officers, directors and key employees at exercise prices of not less than fair value on the date of grant as determined by a committee of the Board of Directors. Options granted were immediately exercisable; however, unexercised options and shares purchased upon the exercise of the options are subject to vesting over a one- to five-year period. Shares not vested at the date of termination of employment may be repurchased by SDL at the original exercise price. No further options will be granted under the 1992 Stock Option Plan.

SDL's 1995 Stock Option Plan was approved by the Board of Directors in January 1995 and by the stockholders in February 1995. The purposes of the 1995 Option Plan are to give SDL's employees and others who perform substantial services to SDL incentive, through ownership of SDL's common stock, to continue in service to SDL, and to help SDL compete effectively with other enterprises for the services of qualified individuals. The 1995 Stock Option Plan permits the grant of incentive stock options to employees, including officers and Directors who are employees, and the award of nonqualified stock options to SDL's employees, officers, Directors, independent contractors, and consultants. The number of shares available for grant was initially 712,500 shares. Beginning on the first day of each fiscal year, the number of shares reserved for grant will be increased by 5 percent of the number of shares of common stock outstanding as of the end of the preceding fiscal year. Options granted under the 1995 Stock Option Plan are subject to vesting over a one to five year period and must generally be exercised by the optionee during the period of employment or service with SDL or within a specified period following termination of employment or service. Options currently expire no later than ten years from the date of grant.

SDL has reserved 3,323,738 shares of common stock for future issuance under its Stock Option Plans as of December 31, 1998.

Information with respect to stock option activity is summarized as follows:

                                                         Outstanding options
                                                       -------------------------
                                                                    Weighted-
                                            Available   Number       average
                                            for grant  of shares  exercise price
                                            ---------  ---------  --------------
Balance at December 31, 1995...............  130,350   2,860,863      $ 3.59
  Options granted.......................... (373,642)    373,642       20.53
  Options canceled.........................  182,274    (182,274)      15.32
  Options exercised........................      --     (821,569)       0.70
  Additional options authorized............  531,375         --          --
  Option authorizations canceled...........  (14,520)        --          --
                                            --------   ---------      ------
Balance at December 31, 1996...............  455,837   2,230,662        6.48
  Options granted.......................... (552,645)    552,645       16.06
  Options canceled.........................  140,268    (140,268)      16.79
  Options exercised........................      --     (249,734)       2.33
  Additional options authorized............  665,305         --          --
                                            --------   ---------      ------
Balance at December 31, 1997...............  708,765   2,393,305        8.51
  Options granted.......................... (646,863)    646,863       22.58
  Options canceled.........................  156,080    (156,080)      19.58
  Options exercised........................      --     (462,059)       4.06
  Additional options authorized............  683,727         --          --
                                            --------   ---------      ------
Balance at December 31, 1998...............  901,709   2,422,029      $12.41
                                            ========   =========      ======

The following table summarizes information about options outstanding at December 31, 1998:

                Options outstanding                 Options exercisable
 ------------------------------------------------- ---------------------
                              Weighted-
                               average   Weighted-             Weighted-
    Range of                  remaining   average               average
    exercise       Number    contractual exercise    Number    exercise
     prices      outstanding    life       price   exercisable   price
    --------     ----------- ----------- --------- ----------- ---------
 $0.34 -- $5.10     822,109   3.7 years   $ 0.84      822,109    $0.84
  5.11 -- 11.00     237,409         6.1    10.02      184,471     9.87
 11.01 -- 16.00     336,695         8.2    13.60      107,346    14.11
 16.01 -- 21.00     470,679         8.4    18.60      120,169    18.44
 21.01 -- 25.00     492,774         9.0    24.01       40,041    22.79
 25.01 -- 30.00      53,313         7.5    27.64       25,925    27.74
 30.01 -- 39.63       9,050        10.0    39.63          --       --
                  ---------                         ---------
 $0.34 -- $39.63  2,422,029         6.7   $12.41    1,300,061    $6.05
                  =========                         =========

Employee stock purchase plan

To provide employees with an opportunity to purchase common stock of SDL through payroll deductions, SDL established the 1995 Employee Stock Purchase Plan (the ESPP) and initially reserved 450,000 shares of common stock for issuance to participants. In May 1998, 400,000 additional shares of common stock were reserved for issuance to participants. Under the ESPP, SDL's employees, subject to certain restrictions, may purchase shares of common stock at the lesser of 85 percent of the fair market value at either the beginning of each two-year offering period or the end of each six-month purchase period within the two-year offering period. Under the ESPP, SDL sold 149,345, 118,690, and 110,658 shares in 1998, 1997 and 1996, respectively.

Stock-based compensation

SDL has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its employee stock-based awards because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), requires use of option valuation models that were not developed for use in valuing stock-based compensation plans. Under APB 25, SDL generally recognizes no compensation expense with respect to such awards.

Pro forma information regarding net income and earnings per share is required by SFAS 123 as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Since SDL's stock-based awards have characteristics significantly different from those of traded options, and since changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards. The fair value of SDL's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

                                 Options                       ESPP
                         -------------------------  ----------------------------
                          1998     1997     1996      1998      1997      1996
                         -------  -------  -------  --------  --------  --------
Expected life........... 4 years  4 years  3 years  6 months  6 months  6 months
Expected volatility.....    0.72     0.66     0.60      0.84      0.82      0.72
Risk free interest
 rate...................    5.15%    6.17%    6.04%     5.06%     5.64%     5.45%

For the purpose of pro forma disclosures, the estimated fair value of the above stock-based awards is amortized over the awards' vesting period. SDL's pro forma information follows (in thousands, except for per share information):

                                                         Years ended December
                                                                 31,
                                                        -----------------------
                                                         1998    1997     1996
                                                        ------ --------  ------
Pro forma net income/(loss)............................ $6,789 $(27,523) $5,947
Pro forma net income/(loss) per share--basic........... $ 0.49 $  (2.04) $ 0.50
Pro forma net income/(loss) per share--diluted......... $ 0.46 $  (2.04) $ 0.45

Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until approximately 1999.

Weighted-average fair value of options granted during 1998, 1997 and 1996 were $13.02, $8.92 and $9.65, respectively. The weighted-average fair value of ESPP rights granted in 1998, 1997 and 1996 were $7.53, $5.64 and $3.97, respectively.

11.Acquisitions

In November 1997, SDL acquired all of the outstanding stock of Mr. Laser, Inc., a company involved in the design and development of compact laser marking systems. The acquisition was accounted for under the purchase method of accounting. The total purchase price was approximately $1,202,000, which includes related transaction costs of $22,000, $187,000 for net acquired liabilities. At the time of acquisition, SDL recorded $753,000 as in-process research and development for development projects that had not yet reached technologic feasibility. To determine the value of in-process research and development, SDL considered, among other factors, the state of development of the compact laser marking system, the costs needed to complete development, and the expected income and risks associated with the inherent difficulties and uncertainties in completing development. Purchase price in excess of amounts allocated to in-process research and development and net acquired liabilities was approximately $453,000 and was allocated to goodwill. Goodwill is being amortized straight-line over a three year life. Mr. Laser's operating results are included in the accompanying consolidated financial statements beginning with November 1997. The results of Mr. Laser prior to the acquisition were not material to SDL's consolidated results of operations.

12.Commitments

SDL leases all of its facilities and certain equipment under operating leases. The operating facilities leases contain renewal options. The future minimum rental payments as of December 31, 1998, under operating leases are as follows (in thousands):

        Fiscal Year                                                       Amount
        -----------                                                       ------
        1999............................................................. $2,218
        2000.............................................................  2,275
        2001.............................................................  2,246
        2002.............................................................    640
        2003.............................................................    167
                                                                          ------
        Total............................................................ $7,546
                                                                          ======

Rental expense was approximately $2.2 million, $1.7 million and $1.4 million, for 1998, 1997 and 1996, respectively.

13.Contingencies

In 1985, Rockwell International Corporation (Rockwell) asserted, and in 1995 filed suit in the Northern California Federal District Court against SDL alleging that a SDL fabrication process infringed certain Rockwell patent rights. Rockwell sought to permanently enjoin SDL from infringing Rockwell's alleged patent rights and sought unspecified actual and treble damages plus costs. SDL answered Rockwell's complaint asserting, among other defenses, that Rockwell's patent is invalid. Rockwell's suit was stayed in 1995 pending resolution of another suit, involving the same patent, brought by Rockwell against the Federal government, and in which SDL had intervened. The suit between the Federal government and Rockwell was resolved in January 1999, by way of a settlement payment from the Federal government to Rockwell. SDL did not participate in the settlement. On March 8, 1999 the Court lifted the stay of action in the Rockwell suit and allowed the parties to engage in limited discovery primarily regarding Rockwell's allegation that SDL infringed the Rockwell patent. No trial date has been set. A further case management conference was scheduled for July 19, 1999. The resolution of this litigation is fact intensive so that the outcome cannot be determined and remains uncertain. If Rockwell prevailed in the litigation, it could be awarded monetary damages against SDL. SDL believes, however, that it has meritorious defenses to the Rockwell's allegations in the litigation.

Shortly after the aforementioned suit between Rockwell and the Federal government was filed, the Federal government had notified SDL that, if the Federal government were liable to Rockwell, then the Federal government might seek indemnification for a portion of its liability from SDL. The Federal government never stated the amount of SDL's alleged indemnity obligation, nor has it ever repeated its assertion that SDL might have some indemnity obligation to the Federal government.

SDL is engaged in various cost-reimbursement type contracts with the Federal government. These contracts utilize allowable costs plus contract fee to determine revenue. Federally-funded contracts are subject to audit of pricing and actual costs incurred, which have resulted and could result in the future, in price adjustments. The government has in the past and could in the future, challenge SDL's accounting methodology for computing indirect rates and allocating indirect costs to government contracts. The government is currently challenging certain indirect cost allocations. While management believes that amounts recorded on its financial statements are adequate to cover all related risks, the government has not concluded its investigation or agreed to a settlement with SDL. Although the outcome of this matter cannot be determined at this time, management does not believe that its outcome will have a material adverse affect on SDL's financial position, results of operations or cash flows. Nevertheless, based on future developments, SDL's estimate of the outcome of these matters could change in the near term.

Trial of the Spectra-Physics vs. SDL, Inc. litigation began before the Santa Clara County, California Superior Court on May 7, 1997. On May 19, 1997, before the trial was concluded, SDL, Spectra-Physics and its subsidiary Opto Power Corporation, and Xerox Corporation made a comprehensive settlement of their disputes.

During the second quarter of fiscal 1997, SDL included approximately $27.5 million in general and administrative expenses for settlement and related legal costs associated with the resolution of the dispute with Spectra-Physics, Inc.

14.Segments of an enterprise and related information

Reportable segments

SDL has three reportable segments: communications, research, and printing and materials processing. The communications business unit develops, designs, manufactures and distributes lasers for applications in the telecom, cable television, satellite and dense wavelength division multiplexing markets. The research business unit conducts research, development or product customization, involving both communications and printing and material processing applications, for Fortune 500 companies, major international customers, smaller domestic and international companies, and multiple Federal government agencies. The operating results of the research business unit include solely the results generated from that business unit. Research revenue on the Consolidated Statement of Operations included research, development, and product customization conducted by all segments of SDL. The printing and materials processing business unit develops, designs, manufacturers and distributes lasers for applications in the surface heat treating, product labeling, digital imaging, digital proofing, and thermal printing solutions markets.

The operating segments reported below are the segments of SDL for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. The accounting policies of the operating segments are the same as those described in the summary of accounting policies.

SDL's reportable segments are business units that offer different products. The reportable segments are each managed separately because they manufacture and distribute distinct products with different applications. SDL does not allocate assets to its individual operating segments.

Information about reported segment income or loss is as follows (in thousands):

Year ended December 31, 1998:

                            Communication             Printing and
                              products    Research material processing  Total
                            ------------- -------- ------------------- --------
Revenue from external
 customers................     $55,391     $7,354        $43,393       $106,138
Amortization..............         645        --             132            777
Segment operating income..     $ 7,744     $  135        $ 4,776       $ 12,655

Year Ended December 31, 1997:

                            Communication             Printing and
                              products    Research material processing  Total
                            ------------- -------- ------------------- -------
Revenue from external
 customers.................    $38,354    $11,020        $41,990       $91,364
Amortization...............        645        --              26           671
In process R&D.............        --         --             753           753
Segment operating
 income/(loss).............    $ 2,657    $   138        $  (912)      $ 1,883

Year Ended December 31, 1996:

                            Communication             Printing and
                              products    Research material processing  Total
                            ------------- -------- ------------------- -------
Revenue from external
 customers.................    $35,557    $11,900        $35,018       $82,475
Amortization...............        645        --             --            645
Segment operating income...    $ 3,804    $   518        $ 4,350       $ 8,672

A reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements is as follows (in thousands):

                                                         Years ended December
                                                                  31,
                                                        ------------------------
Operating income/(loss)                                  1998     1997     1996
-----------------------                                 ------- --------  ------
 Total operating income from operating segments:....... $12,655 $  1,883  $8,672
 Spectra Physics lawsuit and related legal costs.......     --   (27,500)    --
                                                        ------- --------  ------
  Total consolidated operating income/(loss):.......... $12,655 $(25,617) $8,672
                                                        ======= ========  ======

Geographic information

Information regarding geographic areas for the years ended December 31, 1998, 1997 and 1996 is as follows (in thousands):

Year ended December 31, 1998:

                                                                          Long-
                                                                          lived
                                                             Revenue (a) assets
                                                             ----------- -------
United States...............................................  $ 80,665   $33,624
Canada......................................................     6,503     3,016
Germany.....................................................     4,771       --
France......................................................     4,308       --
Japan.......................................................     6,886       --
Other foreign countries.....................................     3,005       --
                                                              --------   -------
  Total.....................................................  $106,138   $36,640
                                                              ========   =======

Year ended December 31, 1997:

                                                                          Long-
                                                                          lived
                                                             Revenue (a) assets
                                                             ----------- -------
United States...............................................   $75,832   $28,249
Canada......................................................     2,175     1,366
Germany.....................................................     2,936       --
France......................................................     3,221       --
Japan.......................................................     4,123       --
Other foreign countries.....................................     3,077       --
                                                               -------   -------
  Total.....................................................   $91,364   $29,615
                                                               =======   =======

Year ended December 31, 1996:

                                                                          Long-
                                                                          lived
                                                             Revenue (a) assets
                                                             ----------- -------
United States...............................................   $69,883   $23,777
Canada......................................................     1,144     1,075
France......................................................     3,329       --
Japan.......................................................     3,740       --
Other foreign countries.....................................     4,379       --
                                                               -------   -------
  Total.....................................................   $82,475   $24,852
                                                               =======   =======

(a) Revenue is attributed to countries based on the location of customers.

Major customers

SDL received approximately 14 percent, 19 percent and 21 percent of its 1998, 1997, and 1996, respectively, revenue from Lockheed-Martin through several government and commercial programs. Sales to Lockheed-Martin are reported in the communication products and printing and material processing segments. Almost all of SDL's revenue from this customer during 1998, 1997 and 1996 was derived from Federally-funded programs. Most of SDL's Federally-funded programs are subject to renewal every one or two years and to termination for convenience by the government agency. The loss of SDL's contracts or failure to win new contracts with Lockheed-Martin, or other major customers, could have an adverse effect on SDL's results of operations.

15.Employee benefit plan

In 1990, SDL established the SDL, Inc. Profit Sharing and Saving Plus Plan (the Plan) that covers substantially all US full-time employees and is qualified under sections 401(a) and 401(k) of the Internal Revenue Code. Participants may defer up to 20 percent of their pre-tax earnings (up to the Internal Revenue Service limit). SDL matches 50 percent of employee contributions up to a maximum of 5 percent of the participant's pre-tax earnings. The participants' as well as SDL's matching contributions are fully vested. SDL's contributions to the Plan were approximately $0.6 million, $0.5 million, and $0.4 million for 1998, 1997, and 1996, respectively.

16.Subsequent events (unaudited)

In February 1999, SDL acquired the fiber laser business of Polaroid for $5.2 million cash. The business acquired includes all the physical assets, intellectual property, including the assignment of 38 patents and the licensing of 22 patents in the fiber laser area, and the ongoing operation of the fiber manufacturing facilities and fiber laser subsystem. The acquisition will be accounted for under the purchase method of accounting and SDL anticipates it will write-off in-process research and development up to $1.5 million in the first quarter of 1999. The results of the fiber laser business are not material to SDL's historical consolidated results of operations.

On March 24, 1999, SDL's board of directors approved a two-for-one stock split to be effected in the form of a stock dividend. In addition, SDL's board of directors approved an increase in the number of authorized shares of capital stock to 71,000,000 consisting of 70,000,000 common shares. In order to effect the stock split, the increase in the number of authorized common shares must receive stockholder approval.

                                  APPENDIX III

                            IOC FINANCIAL STATEMENTS

                       INDEX TO IOC FINANCIAL STATEMENTS

                                                                           Page
                                                                           -----
1.Report of independent auditors.......................................... III-2
2.IOC consolidated financial statements................................... III-3
   (a)consolidated profit and loss accounts............................... III-3
   (b)consolidated balance sheets......................................... III-4
   (c)consolidated cash flow statements................................... III-5
   (d)notes to the financial statements................................... III-6

                                     III-1

1.    REPORT OF INDEPENDENT AUDITORS

"To IOC International plc

We have audited the Financial Statements on pages III-3 to III-18, which have been prepared under the historical cost convention and the accounting policies set out on pages III-6 and III-8.

Respective responsibilities of directors and auditors

The company's directors are responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board, which do not differ in any significant respect from United States Generally Accepted Auditing Standards. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the group as at 30 September 1998 and 30 September 1997, of the group's loss or profit and cash flows for each of the years ended 30 September 1998, 1997 and 1996, in accordance with Generally Accepted Accounting Principles in the United Kingdom.

Reconciliation to US GAAP

Accounting practices used by the group in preparing the accompanying financial statements conform with Generally Accepted Accounting Principles in the United Kingdom, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a reconciliation of net loss or profit and shareholders' equity to United States Generally Accepted Accounting principles is set out in note 24.

/s/
-----------------------------
Arthur Andersen
Chartered Accountants
Cambridge, England

15 December 1998

                                     III-2

2.   IOC CONSOLIDATED FINANCIAL STATEMENTS

(a) CONSOLIDATED PROFIT AND LOSS ACCOUNTS for the years ended 30 September

                                              1998         1997         1996
                                    Notes (Pounds)'000 (Pounds)'000 (Pounds)'000
                                    ----- ------------ ------------ ------------
Turnover..........................     2      4,025        6,590        3,728
Cost of sales.....................           (3,413)      (3,732)      (1,374)
                                             ------       ------       ------
Gross profit......................              612        2,858        2,354
Design and development costs......           (1,191)        (938)        (574)
Other operating costs--
 exceptional......................     3       (498)          52          (67)
--non-exceptional.................     4     (1,919)      (1,927)      (1,177)
                                             ------       ------       ------
Operating (loss)/profit...........           (2,996)          45          536
Investment income.................     5        310          307          251
Interest payable and similar
 charges..........................     6       (266)        (152)        (127)
                                             ------       ------       ------
(Loss)/profit on ordinary
 activities before taxation.......     7     (2,952)         200          660
Taxation..........................     9        (24)         --           --
                                             ------       ------       ------
(Loss)/profit on ordinary
 activities after taxation being
 (loss)/profit for the year.......           (2,976)         200          660
Release of dividends accrued, not
 proposed.........................              --           --           265
Accumulated deficit, beginning of
 year.............................             (222)        (422)      (1,347)
                                             ------       ------       ------
Accumulated deficit, end of year..           (3,198)        (222)        (422)
                                             ------       ------       ------
(Loss)/earnings per share
 (pence)..........................    10
  --basic.........................            (11.4)p        0.8p         3.2p
  --fully diluted.................              n/a          n/a          2.8p
                                             ------       ------       ------

The group has no gains or losses for any year other than the retained
(loss)/profit for each year and therefore no statement of total recognised gains and losses has been included in these financial statements. All operations continued throughout the years presented and no operations were acquired or discontinued.

The accompanying notes are an integral part of these consolidated profit and loss accounts.

                                     III-3

(b) CONSOLIDATED BALANCE SHEETS
  as at 30 September

                                                          1998         1997
                                                Notes (Pounds)'000 (Pounds)'000
                                                ----- ------------ ------------
Fixed assets
Tangible assets...............................    11      4,070        3,756
Current assets
Stocks........................................    12        947          773
Debtors.......................................    13        907        2,415
Cash at bank and in hand and term deposits....            5,599        4,353
                                                         ------       ------
                                                          7,453        7,541
Creditors: Amounts falling due within one
 year.........................................    14     (1,528)      (1,928)
                                                         ------       ------
Net current assets............................            5,925        5,613
                                                         ------       ------
Total assets less current liabilities.........            9,995        9,369
Creditors: Amounts falling due after more than
 one year.....................................    15     (1,193)      (1,492)
                                                         ------       ------
Net assets....................................            8,802        7,877
                                                         ======       ======
Capital and reserves
Called-up share capital.......................    16      3,103        2,489
Share premium account.........................    17      7,832        4,545
Difference arising on merger..................    17      1,065        1,065
Profit and loss account.......................    17     (3,198)        (222)
                                                         ------       ------
Equity shareholders' funds....................    18      8,802        7,877
                                                         ======       ======

The accompanying notes are an integral part of these consolidated balance sheets.

                                     III-4

(c) CONSOLIDATED CASH FLOW STATEMENTS
for the years ended 30 September

                                             1998         1997         1996
                                   Notes (Pounds)'000 (Pounds)'000 (Pounds)'000
                                   ----- ------------ ------------ ------------
Net cash (outflow)/inflow from
 operating activities............    19     (1,359)        (938)         454
                                            ======       ======       ======
Returns on investments and
 servicing of finance
Interest received................              355          339          163
Interest paid....................             (105)         (65)         (79)
Interest element of finance lease
 rentals.........................             (175)         (60)         (31)
                                            ------       ------       ------
Net cash inflow from returns on
 investments and servicing of
 finance.........................               75          214           53
                                            ======       ======       ======
Capital expenditure and financial
 investment
Payments to acquire tangible
 fixed assets....................             (363)      (1,376)      (1,068)
Proceeds from the disposal of
 tangible fixed assets...........              --             8            7
                                            ------       ------       ------
Net cash outflow from investing
 activities......................             (363)      (1,368)      (1,061)
                                            ======       ======       ======
Taxation paid....................              (24)         --           --
                                            ======       ======       ======
Net cash outflow before
 management of liquid resources
 and financing...................           (1,671)      (2,092)        (554)
                                            ------       ------       ------
Management of liquid resources
Cash (placed on)/withdrawn from
 term deposits...................           (1,625)       2,350       (4,900)
                                            ======       ======       ======
Financing
Proceeds from issue of ordinary
 shares (net)....................            3,901           15        6,618
Redemption of preference shares..              --           --          (668)
Movement in net debt for the
 period..........................    20       (984)        (130)        (197)
                                            ------       ------       ------
Net cash inflow/(outflow) from
 financing.......................            2,917         (115)       5,753
                                            ======       ======       ======
(Decrease)/increase in cash......             (379)         143          299
                                            ======       ======       ======

The accompanying notes are an integral part of these consolidated cash flow statements.

                                     III-5

(d)NOTES TO THE FINANCIAL STATEMENTS

1.Accounting policies

A summary of the principal group accounting policies, all of which have been applied consistently throughout the year and the preceding years, is set out below.

(a)Basis of accounting

The consolidated financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards.

(b)Basis of consolidation

The group financial statements consolidate the financial statements of IOC International plc and its subsidiary undertaking, Integrated Optical Components Limited, under merger accounting principles as if the company had always owned its subsidiary. Comparative information has been prepared on the same basis. The excess over the nominal value of the shares issued by the company to acquire Integrated Optical Components Limited and the nominal value of the shares acquired including any share premium is included as a difference arising on merger.

(c)Tangible fixed assets

Tangible fixed assets are shown at cost, net of depreciation and permanent diminution in value.

Depreciation is provided on all tangible fixed assets other than assets in the course of construction, from the date at which the asset is brought into use, at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected life as follows:

  Motor vehicles:                            33 per cent. per annum

  Computer equipment and software:           25 per cent. per annum

  Leasehold improvements and lease premia:   over period of property lease

  Cleanroom and related services:            over period of property lease

  Plant and equipment:                       20 per cent. per annum

  Fixtures and fittings:                     25 per cent. per annum

During the year ended 30 September 1997, with the addition of a further premises, the directors amended the depreciation bases of the cleanroom and related services to the period of the lease in order that the bases more accurately reflect the usage. Previously the rate had been 15 per cent. per annum on a straight-line basis. This change has resulted in an exceptional credit of (Pounds)52,000, reversing earlier years' depreciation charged. Residual value is calculated at the date of acquisition.

(d)Stocks

Stocks are stated at the lower of cost and net realisable value.

                                     III-6

Costs include materials, direct labour and an attributable proportion of manufacturing overhead based on normal levels of activity.

Net realisable value is based on estimated normal selling price, less further costs expected to be incurred to completion and disposal.

Provision is made for obsolete, slow moving and defective items where appropriate.

(e)Taxation

Corporation tax payable is provided on taxable profits at the current rate.

Advance corporation tax payable on dividends paid or proposed in the year is written off, except when recoverability against corporation tax payable is considered to be reasonably assured. Credit is taken for advance corporation tax written off in previous years when it is recovered against corporation tax liabilities.

Deferred taxation (which arises from differences in the timing of the recognition of items, principally depreciation, in the financial statements and by tax legislation) has been calculated on the liability method. Deferred taxation is provided on timing differences which will probably reverse, at the rates of tax likely to be in force at the time of the reversal. Deferred taxation is not provided on timing differences which, in the opinion of the directors, will probably not reverse.

(f)Foreign currency

Transactions denominated in foreign currencies are recorded in sterling at actual exchange rates as of the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

(g)Turnover

Group turnover comprises the value of sales (excluding VAT) of goods and services supplied in the normal course of business.

(g)Leases

The group enters into operating and finance leases.

Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease term and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful economic lives.

The group enters into operating leases as described in note 23. Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.


                                     III-7

(i)Design and development costs

Design and development expenditure is written off in the period in which it is incurred.

(j)Pension costs

The group makes contributions to personal pension plans operated by the individual employees of the company which are charged to the profit and loss account in the periods to which they relate.

2.Segmental information

Turnover by destination by geographical area:

                                            1998         1997         1996
                                        (Pounds)'000 (Pounds)"000 (Pounds)'000
                                        ------------ ------------ ------------
United Kingdom.........................    2,348        6,210        3,654
Europe.................................      297          116          --
United States of America...............    1,341          208           62
Rest of World..........................       39           56           12
                                           -----        -----        -----
                                           4,025        6,590        3,728
                                           =====        =====        =====

All turnover of the group originates in the United Kingdom and all net assets are located in the United Kingdom. All turnover and profit arises from the sale of optoelectronic devices and ancillary components.

3.Other operating expenses--exceptional

                                            1998         1997         1996
                                        (Pounds)'000 (Pounds)'000 (Pounds)'000
                                        ------------ ------------ ------------
Bad debt (see note 22).................      319          --           --
Professional fees on aborted merger
 strategy..............................      179          --           --
Write back of depreciation.............      --           (52)         --
Employee bonus.........................      --           --            67
                                           -----        -----        -----
                                             498          (52)          67
                                           =====        =====        =====

4.Other operating expenses--non exceptional

                                            1998         1997         1996
                                        (Pounds)'000 (Pounds)'000 (Pounds)'000
                                        ------------ ------------ ------------
Distribution costs.....................       34           52           44
Administrative expenses................    1,885        1,875        1,133
                                           -----        -----        -----
                                           1,919        1,927        1,177
                                           =====        =====        =====

5.Investment income

                                            1998         1997         1996
                                        (Pounds)'000 (Pounds)'000 (Pounds)'000
                                        ------------ ------------ ------------
Bank interest receivable...............      310          307          251
                                           =====        =====        =====

                                     III-8

6.Interest payable and similar charges

                                             1998         1997         1996
                                         (Pounds)'000 (Pounds)'000 (Pounds)'000
                                         ------------ ------------ ------------
Hire purchase and finance lease
 interest...............................      175           60          31
Interest on related party loans.........       88           89          90
Other interest..........................        3            3           6
                                            -----        -----         ---
                                              266          152         127
                                            =====        =====         ===

7.(Loss)/profit on ordinary activities before taxation

                                             1998         1997         1996
                                         (Pounds)'000 (Pounds)'000 (Pounds)'000
                                         ------------ ------------ ------------

(Loss)/profit on ordinary activities before taxation is stated after charging:

Depreciation of tangible fixed assets
  --owned...............................      515          305         248
  --held under finance leases and hire
    purchase contracts..................      269           76          44
Auditors' remuneration
  --audit fee...........................       30           24          20
  --other...............................       47            8          15


The auditors received fees of (Pounds)47,000 (1997: (Pounds)nil; 1996:
(Pounds)99,000) for work relating to share offerings that have been charged to the share premium account


Staff costs (note 8)....................    2,110        2,012         941
Operating lease rentals
  --property............................      117          105          52
  --plant and machinery.................       29          177          25
  --other...............................       16           14           7
                                            =====        =====         ===

8.Staff costs

Particulars of employees (including executive directors) are as shown below.

Employee costs during the year amounted to:

                                             1998         1997         1996
                                         (Pounds)'000 (Pounds)'000 (Pounds)'000
                                         ------------ ------------ ------------
Wages and salaries......................    1,866        1,793         830
Social security costs...................      175          153          84
Other pension costs.....................       69           66          27
                                            -----        -----         ---
                                            2,110        2,012         941
                                            =====        =====         ===

The average monthly number of persons employed by the group during each year was as follows:

                                             1998         1997         1996
                                            Number       Number       Number
                                         ------------ ------------ ------------
Production..............................       42           40          14
Design and development..................       10            8          10
Administration..........................       16           14           5
Sales...................................        7            6           4
                                            -----        -----         ---
                                               75           68          33
                                            =====        =====         ===


                                     III-9

Directors' remuneration:

The total amounts of directors' remuneration and other benefits were as follows:

                                             1998         1997         1996
                                         (Pounds)'000 (Pounds)'000 (Pounds)'000
                                         ------------ ------------ ------------
Emoluments.............................      327          379          321
Contributions to money purchase pension
 schemes...............................       11           13            9
Gains on exercise of share options.....      --           605           13
                                             ---          ---          ---
Aggregate emoluments...................      338          997          343
                                             ===          ===          ===
Compensation for loss of office........       56          --           --
                                             ===          ===          ===

Compensation for loss of office is comprised of (Pounds)29,600 paid to S.J. Meyrick and (Pounds)26,000 paid to A.C. O'Donnell upon their resignations. All other benefits received are included in the aggregate emoluments.

Directors' emoluments

                                     Salary  Benefits  Total    Total    Total
                                    -------- -------- -------- -------- --------
                                      1998     1998     1998     1997     1996
                                    (Pounds) (Pounds) (Pounds) (Pounds) (Pounds)
                                    -------- -------- -------- -------- --------
Executive
M.A. Powell........................  61,600    5,524   67,124   63,876   68,872
T.G. Collins.......................  72,533    5,183   77,716   76,278   10,238
C.A. Bradley.......................  27,049      365   27,414      --       --
A.P. Appleyard.....................  11,856      --    11,856      --       --
S.J. Meyrick.......................  24,000      283   24,283   57,862   61,818
A.C. O'Donnell.....................  29,924    4,219   34,143   54,372   58,946
J.D. Dodson........................     --       --       --    50,404   59,777

Non-executive
D.P. Taylor........................  54,000      --    54,000   54,000   47,800
D. Cheesman........................  15,000      --    15,000   15,000   13,500
N.S. Kapany........................  15,000      --    15,000    7,500      --
                                    -------   ------  -------  -------  -------
                                    310,962   15,574  326,536  379,292  320,951
                                    =======   ======  =======  =======  =======

Fees to non-executive directors represent amounts paid to Burlington Associates Limited under an agreement to provide the services of D.P. Taylor and Tritech Investment Managers Limited under an agreement to provide the services of D. Cheesman.

Directors' pension entitlements

Directors are members of money purchase pension schemes as shown below. Contributions paid by the company in respect of such directors were as follows:

                                                        1998     1997     1996
                                                      (Pounds) (Pounds) (Pounds)
                                                      -------- -------- --------
M.A. Powell..........................................   3,380    2,929   2,250
T.G. Collins.........................................   3,467    3,126     568
C.A. Bradley.........................................   1,008      --      --
A.P. Appleyard.......................................     250      --      --
S.J. Meyrick.........................................     --     2,545   2,000
A.C. O'Donnell.......................................   3,033    2,440   2,000
J.D. Dodson..........................................     --     2,427   2,000
                                                       ------   ------   -----
                                                       11,138   13,467   8,818
                                                       ======   ======   =====

                                    III-10

Directors' share options

Details of directors' holdings of options to acquire ordinary shares in the company are as follows:

                            At                            At               Gains on Gains on Gains on
                         1 October                   30 September Exercise exercise exercise exercise
                           1997    Granted Exercised     1998      price     1998     1997     1996
                          Number   Number   Number      Number    (pence)  (Pounds) (Pounds) (Pounds)
                         --------- ------- --------- ------------ -------- -------- -------- --------
M.A. Powell.............   702,800     --     --        702,800    5.714*     --        --       --
                            60,000     --     --         60,000       80      --        --       --
T.G. Collins............    60,000     --     --         60,000      120      --        --       --
                               --  250,000    --        250,000       70      --        --       --
C.A. Bradley............       --  250,000    --        250,000       70      --        --       --
A.P. Appleyard..........       --  250,000    --        250,000       79      --        --       --
S. J. Meyrick...........       --      --     --            --       --       --        --    13,000
D.P. Taylor.............   302,785     --     --        302,785    5.714*     --    605,166      --
                         --------- -------   ----     ---------             -----   -------   ------
                         1,125,585 750,000    --      1,875,585               --    605,166   13,000
                         ========= =======   ====     =========             =====   =======   ======

--------
* Certain options as marked are exercisable in the wholly owned subsidiary undertaking, Integrated Optical Components Limited. The shares in the subsidiary are then exchanged on a one ordinary share for thirty five ordinary share basis in IOC International plc. The exercise price above is the effective price in IOC International plc.

The dates the options are exercisable and any performance criteria are disclosed in note 16.

9.Tax on ordinary activities

                                            1998         1997         1996
                                        (Pounds)'000 (Pounds)'000 (Pounds)'000
                                        ------------ ------------ ------------
The tax charge for each year
 represented:
Adjustments in respect of previous
 years.................................      24          --           --
                                            ===          ===          ===

At 30 September 1998, the group had tax losses of approximately
(Pounds)3,000,000 (1997 and 1996: (Pounds)630,000) available to carry forward to offset against future profits, subject to agreement with the Inland Revenue.

10.(Loss)/earnings per share

Earnings per share has been calculated on the (loss)/profit for the year after taxation, divided by the weighted average number of equity shares ranking for dividend.

                                   1998              1997            1996
                            ------------------  --------------- ---------------
Profits available to
 equity shareholders......  (Pounds)(2,976,000) (Pounds)200,000 (Pounds)660,000
Weighted average number of
 shares in issue in year..          26,206,598       24,814,720      20,348,108
                            ==================  =============== ===============

Fully diluted earnings per share has not been disclosed for the year ended 30 September 1998 and the year ended 30 September 1997 in accordance with Statement of Standard Accounting Practice No. 3. For the year ended 30 September 1998, the basic earnings per share was negative and for the year ended 30 September 1997, the dilution was not material. Fully diluted earnings per share for the year ended 30 September 1996 is based on 24,332,843 ordinary shares, allowing for the exercise of outstanding share purchase options and an adjusted profit

                                    III-11
of (Pounds)689,000 after adding interest deemed to be earned from investing the proceeds of such share options in 2.5 per cent. Consolidated Stock.

11.Tangible fixed assets

The movement in the year for the group was as follows:

                          Assets in     Fixtures      Plant       Premises     Computer
                          course of       and          and          and       equipment      Motor
                         construction   fittings    equipment    cleanroom   and software   vehicles      Total
                         (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                         ------------ ------------ ------------ ------------ ------------ ------------ ------------
Cost
Beginning of year.......      310         155         2,822        1,258         290           35         4,870
Additions...............      --           46         1,162           71          80          --          1,359
Disposals...............     (261)        --           (187)         --          --           --           (448)
                             ----         ---         -----        -----         ---          ---         -----
End of year.............       49         201         3,797        1,329         370           35         5,781
                             ====         ===         =====        =====         ===          ===         =====
Depreciation
Beginning of year.......      --           49           847           84         123           11         1,114
Charge..................      --           37           572           95          69           11           784
Disposals...............      --          --           (187)         --          --           --           (187)
                             ----         ---         -----        -----         ---          ---         -----
End of year.............      --           86         1,232          179         192           22         1,711
                             ====         ===         =====        =====         ===          ===         =====
Net book value
Beginning of year.......      310         106         1,975        1,174         167           24         3,756
                             ====         ===         =====        =====         ===          ===         =====
End of year.............       49         115         2,565        1,150         178           13         4,070
                             ====         ===         =====        =====         ===          ===         =====

The net book value of tangible fixed assets includes an amount of (Pounds)1,946,000 (1997: (Pounds)1,480,000) in respect of assets held under hire purchase of finance lease contracts.

12.Stocks

                                                           1998         1997
                                                       (Pounds)'000 (Pounds)'000
                                                       ------------ ------------
Raw materials.........................................     723          585
Work in progress......................................     193          151
Finished goods and goods for resale...................      31           37
                                                           ---          ---
                                                           947          773
                                                           ===          ===

There is no material difference between the balance sheet value of stocks and their replacement value.

13.Debtors

                                                           1998         1997
                                                       (Pounds)'000 (Pounds)'000
                                                       ------------ ------------
Trade debtors.........................................     572           999
Amounts owed by subsidiary undertaking................     --            --
Other debtors.........................................     154         1,210
Prepayments and accrued income........................     181           206
                                                           ---         -----
                                                           907         2,415
                                                           ===         =====

All amounts are recoverable within one year.

                                    III-12

14.Creditors: amounts falling due within one year

                                                         1998         1997
                                                     (Pounds)'000 (Pounds)'000
                                                     ------------ ------------
Obligations under finance leases and hire purchase
 contracts..........................................      646          415
Amounts due to related parties......................      180          361
Trade creditors.....................................      370          738
Social security and other taxes.....................      136          223
Accruals and deferred income........................      196          191
                                                        -----        -----
                                                        1,528        1,928
                                                        =====        =====

The amounts due to related parties include amounts owing to certain shareholders of the company; 3i Group plc, British Technology Group Ltd and Innolion SA, as described in note 15.

15.Creditors: amounts falling due after more than one year

                                                         1998         1997
                                                     (Pounds)'000 (Pounds)'000
                                                     ------------ ------------
Obligations under finance leases and hire purchase
 contracts..........................................      833          951
Amounts due to related parties......................      360          541
                                                        -----        -----
                                                        1,193        1,492
                                                        =====        =====

Obligations disclosed under finance leases and hire purchase contracts are secured on the appropriate assets together with a charge over cash at bank totalling (Pounds)425,000 (1997: (Pounds)550,000) and book debts.

Liabilities disclosed under "Amounts due to related parties" relate to long term loans secured by a fixed and floating charge from certain shareholders of the company; 3i Group plc, British Technology Group Limited and Innolion SA. These loans are repayable in equal annual instalments ceasing on 30 September 2001. The interest rate is the higher of 3 per cent. above LIBOR or 10 per cent.

Obligations under finance leases and hire purchase contracts:

                                                           1998         1997
                                                       (Pounds)'000 (Pounds)'000
                                                       ------------ ------------
Amounts payable:
--within one year.....................................      646          415
--within two to five years............................      833          951
                                                          -----        -----
                                                          1,479        1,366
                                                          =====        =====

16.Called-up share capital

                                                          1998         1997
                                                      (Pounds)'000 (Pounds)'000
                                                      ------------ ------------
Authorised
50,000,000 (1997: 37,500,000) ordinary shares of 10p
 each...............................................     5,000        3,750
                                                         -----        -----
Allotted, issued and fully paid
31,027,155 (1997: 24,891,440) ordinary shares of 10p
 each...............................................     3,103        2,489
                                                         =====        =====

On 9 April 1998, 140,000 ordinary shares of 10p each were issued pursuant to share options being exercised.

On 16 July 1998, the authorised share capital of the company was increased from (Pounds)3,750,000 to (Pounds)5,000,000 by the creation of 12,500,000 ordinary shares of 10p each. At the same time, 5,995,715 ordinary shares of 10p each were allotted at a price of 70p per share to certain existing shareholders.

                                    III-13

On 12 October 1998, 105,000 ordinary shares of 10p each were issued pursuant to share options being exercised.

Share options

Options have been granted to subscribe for ordinary shares as follows:

                            At                             At      Exercise            Period
                         1 October         Exercised/ 30 September   price         exerciseable/
                           1997    Granted   Lapsed       1998     per share         last date
                          Number   Number    Number      Number     (pence)         exerciseable
                         --------- ------- ---------- ------------ --------- --------------------------
1991 options............   105,000     Nil      Nil      105,000     2.857*  13 October 1998
1992 options............   140,000     Nil  140,000          Nil     2.857*  13 October 1998
1994 options............ 2,382,485     Nil      Nil    2,382,485     5.714*  30 July 2000
1996 options............   300,000     Nil      Nil      300,000        80   (i) One third of options
                                                                                 from 3 March 1996 to
                                                                                 23 February 2003
                                                                             (ii) One third of options
                                                                                  from 3 March 1997 to
                                                                                  23 February 2003
                                                                             (iii) One third of options
                                                                                   from 3 March 1998 to
                                                                                   23 February 2003
1996 options............    60,000     Nil      Nil       60,000       120   (i) One third of options
                                                                                 from 5 August 1997 to
                                                                                 5 August 2003
                                                                             (ii) One third of options
                                                                                  from 5 August 1998 to
                                                                                  5 August 2003
                                                                             (iii) One third of options
                                                                                   from 5 August 1999
                                                                                   to
                                                                                   5 August 2003
1996 options............   250,000     Nil      Nil      250,000        80   5 September 1998 to
                                                                             5 March 2001
1997 options............    30,000     Nil      Nil       30,000       140   (i) One third of options
                                                                                 from 1 May 1998 to
                                                                                 1 May 2004
                                                                             (ii) One third of options
                                                                                  from 1 May 1999 to
                                                                                  1 May 2004
                                                                             (iii) One third of options
                                                                                   from 1 May 2000 to
                                                                                   1 May 2004
1997 options**..........   238,000     Nil   44,102      193,898      80.5   3 September 2000 to
                                                                             3 September 2004
1998 options**..........       Nil 500,000      Nil      500,000        70   16 July 2001 to
                                                                             16 July 2005
1998 options**..........       Nil 250,000      Nil      250,000        79   20 July 2001 to
                                                                             20 July 2005

-------
 * Certain options as marked are exercisable in the wholly owned subsidiary undertaking Integrated Optical Components Limited. The shares in the subsidiary are then exchanged on a one ordinary share for thirty five ordinary shares basis in IOC International plc. The exercise price above is the effective price in IOC International plc.
** Options as marked are subject to performance criteria based on a specified level of increase in the earnings per share over a three year period.

                                    III-14

The 500,000 and 250,000 1998 executive share options were granted on 16 July 1998 and 20 July 1998 respectively.

44,102 options in the 1997 employee share scheme lapsed during the year owing to staff leaving the company.

17.Reserves

Of total reserves shown in the balance sheet, the following amounts are regarded as distributable or otherwise:

                                                           1998         1997
                                                       (Pounds)'000 (Pounds)'000
                                                       ------------ ------------
Distributable:
--profit and loss account.............................    (3,198)       (222)
                                                          ------       -----
                                                          (3,198)       (222)
Non-distributable:
--share premium.......................................     7,832       4,545
--difference arising on merger........................     1,065       1,065
                                                          ------       -----
                                                           5,699       5,388
                                                          ======       =====

The movement on reserves during 1998 was as follows:

                            Difference     Share      Profit and
                            arising on    premium        loss
                              merger      account      account       Total
                           (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                           ------------ ------------ ------------ ------------
Beginning of year.........    1,065        4,545          (222)       5,388
Adjustment on issue of
 share options............       --          (10)           --          (10)
Issue of shares on
 placement................       --        3,597            --        3,597
Costs of share issue......       --         (300)           --         (300)
Loss for the financial
 year.....................       --           --        (2,976)      (2,976)
                              -----        -----        ------       ------
                              1,065        7,832        (3,198)       5,699
                              =====        =====        ======       ======

18.Reconciliation of movements in shareholders' funds

                                                           1998         1997
                                                       (Pounds)'000 (Pounds)'000
                                                       ------------ ------------
(Loss)/profit for the financial year..................    (2,976)        200
New share capital subscribed--net.....................     3,901          15
                                                          ------       -----
Net addition to shareholders' funds...................       925         215
Opening shareholders' funds...........................     7,877       7,662
                                                          ------       -----
Closing shareholders' funds...........................     8,802       7,877
                                                          ======       =====

                                    III-15

19.Reconciliation of operating (loss)/profit to net cash (outflow)/inflow from operating activities

                                            1998         1997         1996
                                        ------------ ------------ ------------
                                        (Pounds)'000 (Pounds)'000 (Pounds)'000
                                        ------------ ------------ ------------
Operating (loss)/profit................    (2,996)          45         536
Depreciation charges...................       784          381         292
(Profit)/loss on disposal of fixed
 assets................................       --            (5)          4
Increase in stocks.....................      (174)        (207)       (380)
Decrease/(increase) in debtors.........     1,463       (1,110)       (761)
(Decrease)/increase in creditors.......      (436)         (42)        763
                                           ------       ------        ----
Net cash (outflow)/inflow from
 operating activities..................    (1,359)        (938)        454
                                           ======       ======        ====

20.Analysis of net funds

                               As at                                  As at
                             1 October                 Other non-  30 September
                                1997      Cash flow   cash changes     1998
                            (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                            ------------ ------------ ------------ ------------
Cash at bank and in hand...      603          (379)        --           224
                               =====        ======       =====        =====
Debt due within one year:
  --finance leases and hire
   purchase................      415          (622)        853          646
  --loans from related
   parties.................      361          (362)        181          180
Debt due after one year:
  --finance leases and hire
   purchase................      951           --         (118)         833
  --loans from related
   parties.................      541           --         (181)         360
                               -----        ------       -----        -----
                               2,268          (984)        735        2,019
                               =====        ======       =====        =====
Term deposits..............    3,750         1,625         --         5,375
                               =====        ======       =====        =====
Net funds..................    2,085                                  3,580
                               =====                                  =====
                               As at                                  As at
                             1 October                 Other non-  30 September
                                1996      Cash flow   cash changes     1997
                            (Pounds)000  (Pounds)000  (Pounds)000  (Pounds)000
                            ------------ ------------ ------------ ------------
Cash at bank and in hand...      460           143         --           603
                               =====        ======       =====        =====
Debt due within one year:
  --finance leases and hire
   purchase................       47           (47)        415          415
  --loans from related par-
   ties....................      192           (11)        180          361
  --bank loans.............       36           (36)        --           --
Debt due after one year:
  --finance leases and hire
   purchase................      158           (36)        829          951
  --loans from related par-
   ties....................      721           --         (180)         541
                               -----        ------       -----        -----
                               1,154          (130)      1,244        2,268
                               =====        ======       =====        =====
Term deposits..............    6,100        (2,350)        --         3,750
                               =====        ======       =====        =====
Net funds..................    5,406                                  2,085
                               =====                                  =====

During the year ended 30 September 1998, the group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of (Pounds)735,000 (1997: (Pounds)1,244,000).


                                     III-16

21.Reconciliation of net cash flow to movement in net funds

                                    1998                      1997                      1996
                          ------------------------- ------------------------- -------------------------
                          (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                          ------------ ------------ ------------ ------------ ------------ ------------
(Decrease)/increase in
 cash in the year.......      (379)                       143                      299
Cash outflow from
 decrease in debt and
 lease financing........       984                        130                      197
Cash inflow/(outflow)
 from decrease in liquid
 resources..............     1,625                     (2,350)                   4,900
                             -----                     ------                    -----
Change in net funds
 resulting from cash
 flows..................                  2,230                     (2,077)                   5,396
Net finance leases......                   (735)                    (1,244)                    (279)
                                          -----                     ------                    -----
Movement in net funds in
 the year...............                  1,495                     (3,321)                   5,117
Net funds at beginning
 of year................                  2,085                      5,406                      289
                                          -----                     ------                    -----
Net funds at end of
 year...................                  3,580                      2,085                    5,406
                                          =====                     ======                    =====

22.Contingent liabilities

In the first half of 1998, supplies of modulators to a major customer were withdrawn due to an apparent design problem. It was expected that the replacement modulators would be shipped during the second half of the year. The order has now been cancelled by the customer. Whilst there has been no formal legal claim against the company, the customer has requested the return of monies paid to IOC for earlier deliveries ((Pounds)761,000). The board of directors has rejected this request and is confident that if a formal legal claim is received it can be successfully defended. The directors have provided as a bad debt the remaining monies outstanding from this customer. (See note
3).

23.Guarantees and other financial commitments

(a) Capital commitments

Capital commitments are as follows:

                                                           1998         1997
                                                       (Pounds)'000 (Pounds)'000
                                                       ------------ ------------
Contracted but not provided for.......................     143          313
                                                           ===          ===

(b) Lease commitments

The group has entered into non-cancellable operating leases in respect of plant and equipment, the payments for which extend over a period of up to three years. In addition, the group leases certain land and buildings on short-term leases. The rents payable under these leases are subject to renegotiation at various intervals as specified in the lease.

The minimum annual rentals under the foregoing leases are as follows:

                               1998         1998         1997         1997
                             Land and    Plant and     Land and    Plant and
                            buildings    equipment    buildings    equipment
                           (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                           ------------ ------------ ------------ ------------
Operating leases which
 expire:
--within one year.........     --            22          --             4
--within two to five
 years....................     --             1          --            49
--over five years.........     117          --           117          --
                               ===          ===          ===          ===


                                    III-17

24. Summary of principal differences between United Kingdom Generally Accepted Accounting Principles ("UK GAAP") and United States Generally Accepted Accounting Principles ("US GAAP")

The IOC Group's consolidated financial statements have been prepared under UK GAAP, which differs in certain significant respects from US GAAP. The principal differences between the Group's accounting policies under UK GAAP and US GAAP are set out below.

(a) Reconciliation of net (loss)/profit and net assets between UK GAAP and US GAAP.

There are no significant differences between the net (loss)/profit and shareholders' equity as reported under UK GAAP and as reported under US GAAP.

(b) (Loss)/earnings per share

                               1998         1997        1996
                            ----------   ----------  ----------
Net (loss)/profit, US
 GAAP, (Pounds),000.......      (2,976)         200         660
Stock and common stock
 equivalents, number
  --basic.................  26,206,598   24,814,720  20,348,108
  --diluted...............  26,206,598   27,968,298  23,330,240
(Loss)/earnings per share,
 pence
  --basic.................       (11.4)p        0.8p        3.2p
  --diluted...............       (11.4)p        0.7p        2.8p

(c) Consolidated statement of cash flows

The consolidated statement of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP by SFAS 95-- "Statements of Cash Flows". These standards differ, however, with regard to classification of items within the statements and as regards the definition of cash and cash equivalents.

Under UK GAAP, cash and cash equivalents would not include bank overdrafts and borrowings with initial maturities of less than three months which cannot be withdrawn without notice and without incurring a penalty. Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, equity dividends paid, capital expenditure and financial investment, management of liquid resources and financing activities. US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP would be included as operating activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Management of liquid resources would be included as cash and cash equivalents as the medium term deposits involved have a maturity of less than three months and are convertible into known amounts of cash.

Summary statements of cash flow presented under US GAAP are given below:

                                             1998         1997         1996
                                         (Pounds),000 (Pounds),000 (Pounds),000
                                         ------------ ------------ ------------
Cash (outflow)/inflow from operating
 activities............................     (1,308)        (724)         507
Cash outflow on investing activities...       (363)      (1,368)      (1,061)
Cash inflow from financing activities..      2,717           60        2,753
                                            ------       ------       ------
Increase/(decrease) in cash and cash
 equivalents...........................      1,046       (2,032)       2,199
Opening cash and cash equivalents......      1,528        3,560        1,361
                                            ------       ------       ------
Closing cash and cash equivalents......      2,574        1,528        3,560
                                            ======       ======       ======

                                    III-18

                                  APPENDIX IV

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The following unaudited pro forma combined condensed financial statements assume a business combination between SDL and IOC accounted for on a pooling of interests basis (the "SDL/IOC Merger") and are based on the respective historical financial statements and the notes thereto, which are included in and incorporated by reference in this Offer Document. The pro forma combined condensed balance sheet combines SDL's December 31, 1998 consolidated balance sheet with IOC's 30 September 1998 consolidated balance sheet. The pro forma statements of operations combine SDL's historical results for each of the three years ended December 31, 1998, 1997 and 1996, with the corresponding results for IOC for the twelve months ended 30 September 1998, 1997 and 1996, respectively. Amounts included for IOC are based on US GAAP pounds sterling information translated at the average exchange rates for the year of operations and at the 30 September rate for balance sheet amounts.

The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the SDL/IOC Merger had been consummated in an earlier period, nor is it necessarily indicative of the future operating results or financial position.

These pro forma financial statements are based on, and should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of SDL and IOC included and incorporated by reference in this Offer Document.

        Unaudited pro forma combined condensed statements of operations for the year ended December 31, 1998
                     (In thousands, except per share data)

                                                                         Pro
                                                                        forma
                                                       SDL      IOC    combined
                                                     -------- -------  --------
Revenue............................................. $106,138 $ 6,654  $112,792
Cost of revenues....................................   68,419   5,642    74,061
                                                     -------- -------  --------
Gross margin........................................   37,719   1,012    38,731
Operating expenses:
  Research and development..........................   10,690   1,969    12,659
  Selling, general and administrative...............   13,597   3,996    17,593
  Amortization of purchased intangibles.............      777     --        777
                                                     -------- -------  --------
Total operating expense.............................   25,064   5,965    31,029
Operating income/(loss).............................   12,655  (4,953)    7,702
Interest income and other, net......................    1,211      73     1,284
                                                     -------- -------  --------
Income/(loss) before income taxes...................   13,866  (4,880)    8,986
Provision for income taxes..........................    1,043      40     1,083
                                                     -------- -------  --------
Net income/(loss)................................... $ 12,823 $(4,920) $  7,903
                                                     ======== =======  ========
Net income/(loss) per share:
  Basic............................................. $   0.92 $(10.42) $   0.55
  Diluted........................................... $   0.87 $(10.42) $   0.52
Weighted average shares outstanding:
  Basic.............................................   13,887     472    14,359
  Diluted...........................................   14,709     472    15,181


                            See accompanying notes.

        Unaudited pro forma combined condensed statements of operations for the year ended December 31, 1997
                     (In thousands, except per share data)

                                                                      Pro forma
                                                      SDL       IOC   combined
                                                    --------  ------- ---------
Revenue............................................ $ 91,364  $10,755 $102,119
Cost of revenues...................................   65,154    6,091   71,245
                                                    --------  ------- --------
Gross margin.......................................   26,210    4,664   30,874
Operating expenses:
  Research and development.........................    9,794    1,531   11,325
  Selling, general and administrative..............   40,609    3,060   43,669
  In process research and development..............      753      --       753
  Amortization of purchased intangibles............      671      --       671
                                                    --------  ------- --------
Total operating expense............................   51,827    4,591   56,418
Operating income/(loss)............................  (25,617)      73  (25,544)
Interest income and other, net.....................    1,355      253    1,608
                                                    --------  ------- --------
Income/(loss) before income taxes..................  (24,262)     326  (23,936)
Provision for income taxes.........................      417      --       417
                                                    --------  ------- --------
Net income/(loss).................................. $(24,679) $   326 $(24,353)
                                                    ========  ======= ========
Net income/(loss) per share:
  Basic............................................ $  (1.83) $  0.73 $  (1.75)
  Diluted.......................................... $  (1.83) $  0.65 $  (1.75)
Weighted average shares outstanding:
  Basic............................................   13,497      447   13,944
  Diluted..........................................   13,497      503   13,944


                             See accompanying notes

        Unaudited pro forma combined condensed statements of operations for the year ended December 31, 1996
                     (In thousands, except per share data)

                                                                       Pro forma
                                                          SDL    IOC   combined
                                                        ------- ------ ---------
Revenue................................................ $82,475 $5,749  $88,224
Cost of revenues.......................................  54,956  2,119   57,075
                                                        ------- ------  -------
Gross margin...........................................  27,519  3,630   31,149
Operating expenses:
  Research and development.............................   6,681    885    7,566
  Selling, general and administrative..................  11,521  1,918   13,439
  Amortization of purchased intangibles................     645    --       645
                                                        ------- ------  -------
Total operating expense................................  18,847  2,803   21,650
Operating income.......................................   8,672    827    9,499
Interest income and other, net.........................   1,501    191    1,692
                                                        ------- ------  -------
Income/(loss) before income taxes......................  10,173  1,018   11,191
Provision for income taxes.............................   3,052    --     3,052
                                                        ------- ------  -------
Net income............................................. $ 7,121 $1,018  $ 8,139
                                                        ======= ======  =======
Net income per share:
  Basic................................................ $  0.59 $ 2.78  $  0.66
  Diluted.............................................. $  0.54 $ 2.42  $  0.60
Weighted average shares outstanding:
  Basic................................................  12,012    366   12,378
  Diluted..............................................  13,199    420   13,619


                             See accompanying notes

              Unaudited pro forma combined condensed balance sheet
                               December 31, 1998
                                 (In thousands)

                                                           Pro forma  Pro forma
                                         SDL       IOC    adjustments combined
                                       --------  -------  ----------- ---------
Assets:
Current assets:
  Cash and cash equivalents........... $ 13,370  $ 4,375              $ 17,745
  Short-term investments..............   12,494    5,141                17,635
  Accounts receivable, net............   22,070      972                23,042
  Inventories.........................   19,679    1,609                21,288
  Prepaid expenses and other current
   assets.............................    3,306      569                 3,875
                                       --------  -------    ------    --------
    Total current assets..............   70,919   12,666       --       83,585
Property and equipment, net...........   32,931    6,917                39,848
Long-term investments.................    3,552      --                  3,552
Note due from related party...........      512      --                    512
Other assets..........................    4,563      --                  4,563
                                       --------  -------    ------    --------
    Total assets...................... $112,477  $19,583       --     $132,060
                                       ========  =======    ======    ========
Liabilities and Shareholder's Equity
Current liabilities:
  Accounts payable.................... $  9,385  $   629              $ 10,014
  Accrued payroll and related
   expenses...........................    2,354      --                  2,354
  Income taxes payable................    1,890      --                  1,890
  Accrued liabilities and other.......    2,932    1,968                 4,900
                                       --------  -------    ------    --------
    Total current liabilities.........   16,561    2,597       --       19,158
Other long-term liabilities...........    2,669    2,027                 4,696
Stockholder's equity:
  Common stock........................       15    5,274    (5,274)         15
  Additional paid-in capital..........  120,033   15,120     5,274     140,427
  Accumulated other comprehensive
   income.............................       (4)     --                     (4)
  Accumulated deficit.................  (26,757)  (5,435)              (32,192)
                                       --------  -------    ------    --------
                                         93,287   14,959       --      108,246
  Less common stockholder's note
   receivable.........................      (40)     --                    (40)
                                       --------  -------    ------    --------
    Total stockholder's equity........   93,247   14,959       --      108,206
                                       --------  -------    ------    --------
    Total liabilities and
     shareholder's equity............. $112,477  $19,583       --     $132,060
                                       ========  =======    ======    ========

                             See accompanying notes

Notes to unaudited pro forma combined condensed financial statements

1. The accompanying unaudited pro forma combined condensed financial statements do not include any transaction costs and expenses which are expected to be incurred in connection with consummating the combination and integrating the operations of SDL and IOC. These costs and expenses relate directly to completing the transaction, such as professional, legal and financial advisers' fees and registration costs. It is anticipated that these costs and expenses will result in charges to the earnings of the Enlarged Group in the period the transaction becomes unconditional in all respects. SDL currently anticipates these costs, including amounts relating to IOC, will approximate $1.75 million.

2. The pro forma combined condensed financial statements reflect the issuance of up to 632,088 shares and options to purchase New SDL Common Stock for all of the outstanding shares and options of IOC in connection with the Offer based on the exchange ratio of 0.01815 shares or options to purchase New SDL Common Stock for each outstanding IOC Share or option to purchase IOC Shares. It is anticipated that all outstanding options over IOC Shares will be exchanged for stock options of SDL with substantially equivalent terms and conditions.

3. There were no material transactions between SDL and IOC during any period presented. Adjustments to conform the accounting policies of the two companies are not material for any period presented. The pro forma balance sheet at December 31, 1998 includes a reclassification adjustment to conform the presentation of IOC Shares to the presentation used by SDL to reflect par value per share of $0.001.

4. Amounts included for IOC in the pro forma combined condensed statements of operations are based on pounds sterling amounts prepared on a US GAAP basis, translated at the average exchange rate for the year of operations. The pro forma combined condensed balance sheet of IOC included in the pro forma balance sheet was translated at the 30 September 1998 exchange rate. The amount of any translation adjustments were not material. Net income/(loss) per share and number of IOC Shares reflect SDL equivalent amounts of 0.01815 share of SDL Common Stock for each IOC Share.

                                  APPENDIX V

                    CERTAIN MARKET AND DIVIDEND INFORMATION

1. Market and price data

The following table sets out the closing middle market quotations for an IOC Share (as derived from the AIM section of the London Stock Exchange Daily Official List) and the last sale price for a share of SDL Common Stock on the NASDAQ National Market System, in each case for the first dealing day that both AIM and NASDAQ were open for business in each month from November 1998 to April 1999, for 30 March 1999 (the last dealing day before the announcement of the Offer) and for . April 1999 (the latest practicable date prior to the posting of this Offer Document):


                                       IOC                                             SDL
                                   Share price                                     Share price
     Date                          (in pence)                                      (in dollars)
---------------                    -----------                                     ------------
2 November 1998                        44 1/2                                         $24.00
1 December 1998                         35                                             23.50
4 January 1999                         45 1/2                                          39.75
1 February 1999                        50 1/2                                          49.27
1 March 1999                           50 1/2                                          54.94
30 March 1999                          55 1/2                                          82.25
1 April 1999                           86 1/2                                          85.25
 . April 1999                            .                                                 .

2. Dividend policy

No cash dividends have ever been paid on SDL's Common Stock. SDL's current policy is to retain earnings for use in its business. Any payment of cash dividends in the future will depend upon the financial condition, capital requirements and earnings of SDL, as well as other factors as the Board of Directors of SDL may deem relevant.

                                  APPENDIX VI

                            ADDITIONAL INFORMATION

1. Responsibility

(a) The directors of SDL (whose names are set out in paragraph 2(a) below) accept responsibility for the information contained in this Offer Document, except for the information in this Offer Document concerning IOC, its subsidiary and their respective businesses, the directors of IOC and their connected persons and persons acting in concert with, and associates of, IOC. Subject as aforesaid, to the best of the knowledge and belief of the Directors of SDL (who have taken all reasonable care to ensure that such is the case), the information contained in this Offer Document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b) The directors of IOC (whose names are set out in paragraph 2(b) below) accept responsibility for the information contained in this Offer Document concerning IOC, IOC Limited and their respective businesses, themselves and their connected persons and persons acting in concert with, and associates of, IOC. To the best of the knowledge and belief of the directors of IOC (who have taken all reasonable care to ensure that such is the case), the information contained in this Offer Document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(c) The statements set out in paragraphs (a) and (b) above are included solely to comply with the requirements of Rule 19.2 of the City Code and shall not be deemed to establish or expand any liability under the Securities Act or any state securities legislation in the United States.

2. Directors

(a)  The directors of SDL are as follows:

 Donald R. Scifres........ (Chairman of the Board and Chief Executive Officer)
 Keith B. Geeslin......... (Director)
 Anthony B. Holbrook...... (Director)
 John P. Melton........... (Director)
 Mark B. Myers............ (Director)
 Frederic N. Schwettmann.. (Director)

The executive offices of SDL are located at 80 Rose Orchard Way, San Jose, CA 95134, USA.

(b)  The directors of IOC are as follows:

 D.P. Taylor............... (Non-executive Chairman)
 M.A. Powell............... (Managing Director)
 T.G. Collins.............. (Production Director)
 M.K. Burwood.............. (Finance Director)
 A.P. Appleyard............ (Technical Director)
 C.A. Bradley.............. (Non-executive Director)
 D. Cheesman............... (Non-executive Director)
 N.S. Kapany............... (Non-executive Director)

The registered office of IOC, which is also the business address of its directors, is 3 Waterside Business Park, Eastways, Witham, Essex CM8 3YQ United Kingdom .

3. Disclosures of interests and dealings

(a) At the close of business on . April 1999 (the latest practicable date prior to the posting of this Offer Document), the interests of the directors of IOC and their connected persons (within the meaning of section 346 of the Companies Act 1985), all of which (save as noted below) are beneficial, in IOC Shares which have been notified to IOC pursuant to sections 324 or 328 of the Companies Act 1985, or are required to be entered in the register of IOC directors' interests maintained under the provisions of section 325 of the Companies Act 1985, were as follows:

                                                                      Number of
   Name                                                               IOC Shares
   ----                                                               ----------
   D.P. Taylor.......................................................    7,500
   M.A. Powell.......................................................  990,000
   T.G. Collins......................................................   30,000
   A.P. Appleyard....................................................      NIL
   M.K. Burwood......................................................      NIL
   C.A. Bradley......................................................      NIL
   D. Cheesman.......................................................      NIL
   N.S. Kapany.......................................................  200,000

  Affiliate Agreements
  In order that the acquisition of IOC may be treated as a pooling of interests under US GAAP, the directors of IOC have agreed with SDL in respect of a total of 1,227,500 IOC Shares (representing approximately 3.94 per cent. of IOC's issued share capital as at 30 March 1999), unless certain conditions set out in those agreements are satisfied, not to deal in their IOC Shares (other than to accept the Offer) or their New SDL Common Stock until SDL has published financial statements incorporating at least 30 days of post acquisition combined operations of SDL and IOC. Financial statements reflecting the combined operations of SDL and IOC are required to be included in SDL's quarterly report on Form 10-Q, filed with the SEC, for the quarter in which the Offer becomes or is declared unconditional in all respects.

(b) As of the close of business on . April 1999 (the latest practicable date prior to the posting of this Offer Document), the following options and awards over IOC Shares had been granted under the IOC Share Option Schemes to certain current directors of IOC and remain outstanding:

                             Date of           Exercise
   Name                       grant    Number   price       Period exercisable
   ----                     ---------- ------- --------  ------------------------
   D.P. Taylor............. 28.03.1994 302,785  5.714p*          Until 30.07.2000
                                       =======
   M.A. Powell............. 28.03.1994 702,800  5.714p*          Until 30.07.2000
                            27.02.1996  60,000     80p                20,000 from
                                                         27.02.1996 to 27.02.2003
                                                                      20,000 from
                                                         27.02.1997 to 27.02.2003
                                                                      20,000 from
                                                         27.02.1998 to 27.02.2003
                                       -------
                                       762,800
                                       =======
   T.G. Collins............ 05.08.1996  60,000    120p                20,000 from
                                                         05.08.1997 to 05.08.2003
                                                                      20,000 from
                                                         05.08.1998 to 05.08.2003
                                                                      20,000 from
                                                         05.08.1999 to 05.08.2003
                            16.07.1998 250,000     70p   16.07.2001 to 16.07.2005
                                       -------
                                       310,000
                                       =======

                             Date of           Exercise
   Name                       grant    Number   price      Period exercisable
   ----                     ---------- ------- -------- ------------------------
   A.P. Appleyard.......... 20.07.1998 250,000     79p  20.07.2001 to 20.07.2005
                                       =======
   M.K. Burwood............ 03.09.1997   7,298   81.5p  09.09.2000 to 03.09.2004
                                       =======

  --------
  * This shows the effective price in IOC Shares. By an agreement dated 21 February 1996 between M.A. Powell and others (1) and IOC (2), IOC agreed to exchange shares in IOC Limited issued pursuant to certain options granted between 1991 and 1994 for IOC Shares on the basis of 35 IOC Shares for each share in IOC Limited.

  On 30 March 1999, M.K. Burwood unconditionally and irrevocably waived his options to 120,000 IOC Shares granted to him under the IOC 1998 Executive Share Option Scheme.

  C.A. Bradley's 250,000 share options, granted to her under the IOC 1998 Executive Share Option Scheme, lapsed on the cessation of her employment with IOC on 31 December 1998.

  By letter stated 29 March 1999 as amended by letters dated 2 April 1999, SDL has undertaken that, after completion of the acquisition of IOC and upon approval by the SDL board of directors, the following options over SDL Common Stock will be granted to directors of IOC under the 1995 SDL Stock Option Plan:

   Name                                                                   Number
   ----                                                                   ------
   D.P. Taylor...........................................................  4,000
   M.A. Powell........................................................... 10,000
   T.G. Collins..........................................................  7,500
   A.P. Appleyard........................................................  7,500
   M.K. Burwood..........................................................  7,500

  The exercise price of the above options will be not less than the fair market value of the SDL Common Stock on the date on which the options are granted. All options will have a four year vesting schedule, save for D.P. Taylor's option which will have a two year vesting schedule.

  At the close of business on . April 1999 (the latest practicable date prior to the posting of this Offer Document), the following options over IOC Shares had been granted and remain outstanding to Henry Cooke, financial advisers to IOC.

                             Date of           Exercise
   Name                       grant    Number   price      Period exercisable
   ----                     ---------  ------- -------- ------------------------
   Henry Cooke............. 27.02.1996 250,000    80p   05.09.1998 to 05.03.2001

(c) There have been no dealings by directors of IOC or their connected persons in IOC Shares during the disclosure period, save as follows:

                                                                   Number
                                                    Nature of      of IOC
   Name                                 Date       transaction     Shares  Price
   ----                               -------- ------------------- ------- -----
   N.S. Kapany....................... 28.09.98 Off market purchase 200,000 $0.50

(d) Henry Cooke is a company under the same control as Henry Cooke, Lumsden plc. As at . April 1999 (the latest practicable date prior to the posting of this Offer Document), discretionary clients of Henry Cooke, Lumsden plc were interested in . IOC Shares.

  Henry Cooke, Lumsden plc has dealt for value in IOC Shares (all of which were managed by Henry Cooke, Lumsden plc on a discretionary basis) during the disclosure period as follows:

                                             Number
                                               of                      Type of
   Period                                    Shares   Price range    Transaction
   ------                                    ------ ---------------- -----------
   01.04.1998 to 30.04.1998................. 50,000 100 1/2p -- 116p  Purchase
   01.04.1998 to 30.04.1998.................  1,500              93p  Sale
   01.05.1998 to 31.05.1998................. 19,500        75 -- 80p  Sale
   01.06.1998 to 30.06.1998................. 20,000              68p  Purchase
   01.06.1998 to 30.06.1998.................  8,000       63p -- 69p  Sale
   01.10.1998 to 31.10.1998................. 37,753       27p -- 35p  Sale
   01.11.1998 to 30.11.1998................. 16,000       42p -- 47p  Sale
   01.12.1998 to 31.12.1998................. 11,800       28p -- 33p  Sale
   01.01.1999 to 31.01.1999................. 27,100       38p -- 70p  Sale
   01.02.1999 to 28.02.1999................. 36,500       47p -- 55p  Sale
   01.03.1999 to 31.03.1999................. 43,143       43p -- 55p  Sale
   01.04.1999 to . .........................      .                .  .

(e) Rea Brothers Investment Management (Guernsey) Limited, a company under the same control as Rea Brothers, has dealt for value in shares of SDL Common Stock on a discretionary basis during the disclosure period as follows:

                                                   Number
                                                     of     Price     Type of
   Date of transaction                             shares (dollars) transactions
   -------------------                             ------ --------- ------------
   10.11.98....................................... 2,000   $23.75       Sale

(f) The UK directors of IOC and certain other IOC Shareholders have given irrevocable undertakings to accept the Offer in respect of holdings amounting in total to 19,766,175 IOC Shares, representing approximately
    63.49 per cent. of IOC's issued share capital as at 30 March 1999.

                                                                     Percentage
                                                          Number of  of issued
   Name                                                   IOC Shares IOC Shares
   ----                                                   ---------- ----------
   D.P. Taylor...........................................      7,500    0.02
   M.A. Powell...........................................    990,000    3.18
   T.G. Collins..........................................     30,000    0.10
   Funds managed by Mercury Asset Management Ltd.........  2,732,500    8.78
   Funds managed by Invesco Asset Management Ltd.........  4,177,000   13.42
   3i Group plc..........................................  4,275,845   13.73
   The Fleming Mercantile Investment Trust plc...........  3,496,000   11.23
   Funds managed by Newton Investment Management Ltd.....  4,057,330   13.03
                                                          ----------   -----
                                                          19,766,175   63.49
                                                          ==========   =====

  Irrevocable undertakings to accept the Offer given by the UK directors of IOC extend to any IOC Shares arising from the exercise of options held under the IOC Share Option Schemes. All of the irrevocable undertakings will continue to be binding even if a higher competing offer is made for IOC, except as follows: the irrevocable undertakings from Mercury Asset Management Ltd and Invesco Asset Management Ltd cease to be binding if a competing offer is made for IOC on improved terms; the irrevocable undertaking from 3i Group plc applies to a recommended offer and lapses on 30 June 1999 and will cease to be binding if a competing offer is made for IOC on improved terms, and the irrevocable undertaking from The Fleming Mercantile Investment Trust plc ceases to be binding in the event that a competing offer is made at a price exceeding (Pounds)1.00 per IOC Share. In addition, Newton Investment Management Ltd has indicated to SDL its intention to exchange the IOC Shares under its management for shares of New SDL Common Stock on the same terms as the Offer, notwithstanding that a competing offer may be made or that the Offer may be varied, lapsed or withdrawn.

  N.S. Kapany, a director of IOC, is the beneficial holder of 200,000 IOC Shares but has not given an irrevocable undertaking to accept the Offer as he is a US citizen and the Offer may not be made in or into the United States. SDL intends, in due course, to apply the provisions of sections 428 to 430F of the Companies Act 1985, in order to compulsorily purchase N.S. Kapany's IOC Shares.

  Those directors of IOC who hold options under the IOC Share Option Schemes have also irrevocably undertaken, in respect of their options, to either:
  (i) exercise their options (if possible under the terms of the applicable IOC Share Option Scheme) within seven days of the Offer becoming or being declared unconditional in all respects and then to accept the Offer in respect of the IOC Shares acquired on exercise of the options; or (ii) accept a proposal to be made by SDL pursuant to the Offer to exchange their options for options to acquire SDL Common Stock on substantially identical terms to the terms of their existing options.

  In addition to the above, the following former directors of IOC have entered into irrevocable undertakings to exercise options held under IOC Share Option Schemes and to accept the Offer in respect of the IOC Shares allotted to them pursuant to such exercise:

                                                               No. of  Exercise
   Name                                                        shares   price
   ----                                                        ------- --------
   A. C. O'Donnell............................................ 632,800  5.714p*
                                                                60,000     80p

   S.J. Meyrick............................................... 321,300  5.714p*
                                                                60,000     80p

   J.D. Dodson................................................ 422,800  5.714p*
                                                                60,000     80p

--------
  * This shows the effective price in IOC Shares. See explanatory note at foot of the first table (showing current directors' outstanding options) in sub-paragraph 3(b) above.

  Henry Cooke has irrevocably undertaken as follows as regards its option to subscribe for IOC Shares referred to in paragraph 3(b) of this Appendix VI:

  (i) if it exercises such option, to accept the Offer in respect of the IOC Shares acquired pursuant to the exercise of such option by not later than the seventh day after the Offer is declared or becomes unconditional in all respects;

  (ii) to the extent that it has not previously exercised the option, to accept a proposal to be made by SDL pursuant to the Offer to exchange its options for options to acquire SDL Common Stock on substantially identical terms to the terms of its existing options.

(g) The following dealings for value in IOC Shares by persons who have given the irrevocable undertakings referred to in sub-paragraph 3(f) above have taken place during the disclosure period.

                                     Date of   Number of             Type of
                Name               transaction  shares    Price    transaction
                ----               ----------- --------- ------- ---------------
   Funds managed by Mercury Asset
    Management Ltd...............   17.07.98   1,400,000     70p        Purchase
   The Fleming Mercantile
    Investment Trust plc.........   30.03.98      25,000    140p        Purchase
                                    20.04.98      45,000    130p        Purchase
                                    22.04.98      50,000    118p        Purchase
                                    27.04.98     320,000     80p        Purchase
                                    01.06.98      50,000     72p        Purchase
                                    17.07.98     669,000     70p        Purchase
   Funds managed by Invesco Asset
    Management Ltd...............   23.06.98     700,000     70p        Purchase
                                    23.06.98     125,000     70p        Purchase
                                    23.06.98     250,000     70p        Purchase
                                    23.06.98      25,000     70p        Purchase
                                    23.06.98      35,000     70p        Purchase
                                    23.06.98     265,000     70p        Purchase
                                    19.10.98      55,000     26p        Purchase
                                    19.10.98      52,000     26p        Purchase
                                    19.10.98     200,000     26p        Purchase
                                    29.10.98      25,000     26p        Purchase
   S.J. Meyrick..................   09.04.98     140,000 2.857p* Option exercise
                                    15.05.98      20,000     75p            Sale
                                    25.06.98      40,000     77p            Sale
                                    19.10.98      80,000     26p            Sale
   J.D. Dodson...................   12.10.98     105,000 2.857p* Option exercise
                                    04.01.99      50,000     43p            Sale
   A.C. O'Donnell................   28.09.98     200,000 $  0.50 Off market sale

* This shows the effective price in IOC Shares. See explanatory note at foot of the first table (showing current directors' outstanding options) in sub-paragraph 3(b) above.


  The dealings by Henry Cooke and the directors of IOC are set out in paragraphs 3(c) and 3(d) above.

(h) As at . April 1999 (the latest practicable date prior to the posting of this Offer Document), SDL had a beneficial interest in 10,550 IOC Shares. These shares were purchased on 29 March 1999 at a price of 57p per share. as part of SDL's overall plan to acquire the entire issued share capital of IOC. Immediately following the acqusition of IOC, SDL will transfer all or a portion of the IOC shares owned by it to a direct or indirect subsidiary.

(i) As at . April 1999 (the latest practicable date prior to the posting of this Offer Document), the beneficial interests of the directors of SDL and their connected persons in SDL Common Stock were as follows:

                                                                   No. of shares
                                                                   -------------
   D.R. Scifres...................................................    649,663
   K.B. Geeslin...................................................      4,711
   A.B. Holbrook..................................................        Nil
   J.P. Melton....................................................    110,982
   M.B. Myers.....................................................        Nil
   F.N. Schwettmann...............................................        Nil

(j) As at the close of business on . April 1999 (the latest practicable date prior to the posting of this Offer Document), the following options and awards over shares of SDL Common Stock had been granted to directors of SDL and remain outstanding:

                             Date of           Exercise
   Name                       grant    Number   price      Period exercisable
   ----                     ---------- ------- -------- ------------------------
   D.R. Scifres............ 17.07.1992 264,448 $ 0.3431         Until 17.07.2002
                            17.07.1992  70,431 $ 0.3431         Until 17.07.2002
                            15.03.1995  54,825 $10.6667         Until 15.03.2005
                            30.04.1997   6,250 $13.0000         Until 30.04.2007
                            30.04.1997   6,250 $13.0000 30.04.1999 to 30.04.2007
                            30.04.1997   6,250 $13.0000 30.04.2000 to 30.04.2007
                            30.04.1997   6,250 $13.0000 30.04.2001 to 30.04.2007
                                       -------
                                       414,704
                                       =======
   K.B. Geeslin............ 13.05.1995     500 $30.0000 13.05.1999 to 13.05.2006
                            12.05.1997     500 $15.7500 12.05.1999 to 12.05.2007
                            12.05.1997     500 $15.7500 12.05.2000 to 12.05.2007
                            14.05.1998     500 $20.7800 14.05.1999 to 14.05.2008
                            14.05.1998     500 $20.7800 14.05.2000 to 14.05.2008
                            14.05.1998     500 $20.7800 14.05.2001 to 14.05.2008
                                       -------
                                         3,000
                                       =======
   A.B. Holbrook........... 22.12.1995   9,000 $15.0000         Until 22.12.2005
                            13.05.1996   1,000 $30.0000         Until 13.05.2006
                            13.05.1996     500 $30.0000 13.05.1999 to 13.05.2006
                            12.05.1997     500 $15.7500         Until 12.05.2007
                            12.05.1997     500 $15.7500 12.05.1999 to 12.05.2007
                            12.05.1997     500 $15.7500 12.05.2000 to 12.05.2007
                            14.05.1998     500 $20.7500 14.05.1999 to 14.05.2008
                            14.05.1998     500 $20.7500 14.05.2000 to 14.05.2008
                            14.05.1998     500 $20.7500 14.05.2001 to 14.05.2008
                                       -------
                                        13,500
                                       =======

   J.P. Melton............. 15.03.1995   5,100 $10.6667         Until 15.03.2005
                            08.02.1996   1,875 $18.8333 08.02.2000 to 08.02.2006
                            30.04.1997   3,750 $13.0000 30.04.1999 to 30.04.2007
                            30.04.1997   3,750 $13.0000 30.04.2000 to 30.04.2007
                            30.04.1997   3,750 $13.0000 30.04.2001 to 30.04.2007
                            20.04.1998     100 $24.7500 30.04.1999 to 20.04.2008
                                       -------
                                        18,325
                                       =======
   M.B. Myers.............. 19.02.1993  10,200 $ 1.4706         Until 19.02.2003
                            16.06.1995   1,500 $19.3333         Until 16.06.2005
                            13.05.1996   1,000 $30.0000         Until 13.05.2006
                            13.05.1996     500 $30.0000 13.05.1999 to 13.05.2006
                            12.05.1997     500 $15.7500         Until 12.05.2007
                            12.05.1997     500 $15.7500 12.05.1999 to 12.05.2007
                            12.05.1997     500 $15.7500 12.05.2000 to 12.05.2007
                            14.05.1998     500 $20.7500 14.05.1999 to 14.05.2008
                            14.05.1998     500 $20.7500 14.05.2000 to 14.05.2008
                            14.05.1998     500 $20.7500 14.05.2001 to 14.05.2008
                                       -------
                                        16,200
                                       =======

                              Date of          Exercise
   Name                        grant    Number  price      Period exercisable
   ----                      ---------- ------ -------- ------------------------
   F.N. Schwettmann......... 27.10.1994 10,200 $ 5.0981         Until 27.10.2004
                             16.06.1995  1,500 $19.3333         Until 16.06.2005
                             13.05.1996  1,000 $30.0000         Until 13.05.2006
                             13.05.1996    500 $30.0000 13.05.1999 to 13.05.2006
                             12.05.1997    500 $15.7500         Until 12.05.2007
                             12.05.1997    500 $15.7500 12.05.1999 to 12.05.2007
                             12.05.1997    500 $15.7500 12.05.2000 to 12.05.2007
                             14.05.1998    500 $20.7500 14.05.1999 to 14.05.2008
                             14.05.1998    500 $20.7500 14.05.2000 to 14.05.2008
                             14.05.1998    500 $20.7500 14.05.2001 to 14.05.2008
                                        ------
                                        16,200
                                        ======


(k) There have been no dealings for value by the directors of SDL or their connected persons in SDL Common Stock during the disclosure period, save as follows:

                                      Date of    Number              Type of
   Name                             transaction of shares Price    transaction
   ----                             ----------- --------- ------ ---------------
   D.R. Scifres....................  12.11.98    37,000   $ 0.34 Option exercise
                                     12.11.98    37,000   $25.42            Sale
                                     16.02.99    20,000   $ 0.34 Option exercise
                                     16.02.99    20,000   $57.00            Sale
                                     23.02.99     8,000   $ 0.34 Option exercise
                                     23.02.99     8,000   $59.08            Sale
                                     24.02.99    32,000   $ 0.34 Option exercise
                                     24.02.99    32,000   $57.00            Sale

   K.B. Geeslin....................  16.02.99     1,000   $57.36            Sale
                                     17.02.99     1,000   $ 6.08 Option exercise
                                     17.02.99     1,000   $54.95            Sale
                                     18.02.99     2,000   $ 6.08 Option exercise
                                     18.02.99     2,000   $54.95            Sale
                                     19.02.99     7,200   $ 6.08 Option exercise
                                     19.02.99     7,200   $53.95            Sale
                                     19.02.99     1,500   $19.33 Option exercise
                                     19.02.99     1,500   $53.95            Sale
                                     19.02.99     1,000   $30.00 Option exercise
                                     19.02.99       500   $53.95            Sale
                                     19.02.99       500   $15.75 Option exercise
                                     19.02.99       500   $53.95            Sale
                                     10.03.99     1,000   $ 0.00 Gift (disposal)

   J.P. Melton.....................  10.04.98       675   $12.89            ESPP
                                     30.04.98     3,908   $ 0.34 Option exercise
                                     30.04.98     3,908   $25.13            Sale
                                     01.05.98     5,000   $ 0.34 Option exercise
                                     01.05.98     5,000   $25.00            Sale
                                     16.11.98     2,000   $ 0.00 Gift (disposal)
                                     16.11.98    10,000   $ 0.34 Option exercise
                                     16.11.98    10,000   $25.13            Sale
                                     09.02.99    15,300   $10.67 Option exercise
                                     09.02.99     5,625   $18.83 Option exercise
                                     09.02.99     3,750   $13.00 Option exercise
                                     09.02.99    24,675   $59.25        Purchase
                                     24.02.99    24,675   $58.93            Sale

(l) At the close of business on . April 1999 (being the latest practicable date prior to the posting of this document), Rea Brothers Investment Management Limited ("RBIML"), a company under the same control as Rea Brothers, managed 33,000 IOC Shares on a discretionary basis.

  The following dealing for value in IOC Shares by RBIML have taken place, on a discretionary basis, during the disclosure period:

                                                        Number
                                                          of           Type of
   Date of transaction                                  shares Price transaction
   -------------------                                  ------ ----- -----------
   13.01.99............................................ 25,000  44p   Purchase

(m) There have been no dealings for value in SDL Common Stock by persons who have given the irrevocable undertakings referred to in sub-paragraph 3(f) above during the disclosure period.

(n) Save as disclosed above:

  (i) neither SDL nor any subsidiary of SDL owns any IOC Shares;

  (ii) no director of SDL or IOC is interested (as defined in Parts VI and X of the Companies Act 1985), directly or indirectly, in relevant securities (as defined below);

  (iii) no person acting in concert with SDL owns or controls any relevant securities;

  (iv) no person who has irrevocably committed himself to accept the Offer owns or controls any relevant securities;

  (v) IOC owns no relevant securities;

  (vi) no subsidiary of IOC, nor any pension fund of IOC or of any of its subsidiaries, nor any bank, stockbroker, financial or other professional adviser (excluding exempt market-makers) to IOC or to any subsidiary of IOC or to any associated company of IOC or any persons controlling, controlled by, or under the same control as any such bank, stockbroker, financial or other professional adviser, owns or controls or is interested, directly or indirectly in any relevant securities;

  (vii) no person mentioned in sub-paragraphs 3(g), (h), (k) and (l) above has dealt for value in relevant securities during the disclosure period.

(o) For purposes of the above:

  (i) "relevant securities" include:

    (A) IOC Shares;

    (B) securities convertible into (A), rights to subscribe for (A) and options (including traded options) in respect of, or derivatives referenced to, (A);

    (C) SDL Common Stock;

    (D) securities of SDL which carry substantially the same rights as those to be issued under the Offer; and

    (E) securities convertible into (C) or (D), rights to subscribe for (C) or (D) and options (including traded options) in respect of, or derivatives referenced to, (C) or (D);

  (ii) "bank" means any bank whose relationship to any relevant party is not solely the provision of normal commercial banking services; and

  (iii) "disclosure period" means the period commencing on 30 March 1998 and ending on . April 1999, being respectively the date 12 months preceding the announcement of the Offer and the latest practicable date prior to the posting of this Offer Document.

4.Service contracts of IOC directors

Save as disclosed below, there are no contracts of service between any director of IOC and IOC or any of its subsidiaries having more than twelve months to run and no such contract has been entered into or amended or replaced within the six months preceding the date of this Offer Document.

(a) By a letter dated 30 December 1998 from IOC to Burlington Associates Limited and D.P. Taylor, the consultancy agreement between IOC, Burlington Associates Limited and D.P. Taylor dated 23 February 1996 was varied with effect from 1 January 1999 by the insertion of an entitlement to a fee of
    0.5 per cent. of the value of certain special projects undertaken in relation to IOC and by increasing the annual aggregate fees payable to Burlington Associates Limited from (Pounds)15,000 to (Pounds)18,000 per annum plus VAT. On 31 March 1999, Burlington Associates Limited unconditionally and irrevocably waived its right to receive the 0.5 per cent. special project fee that it would otherwise be entitled to on completion of the acquisition of IOC by SDL pursuant to the Offer. In addition, upon the Offer becoming or being declared unconditional in all respects, the consultancy agreement continues for a fixed period of two years thereafter until termination by either party giving to the other not less than six months previous written notice.

(b) T.G. Collins entered into a service agreement with IOC on 6 July 1998. His employment is for a fixed term of two years from the date of the agreement and is capable of being terminated by either party on six months' notice thereafter. On 29 March 1999, T.G. Collins released IOC from the terms of a letter dated 3 September 1998, under which T.G. Collins was entitled to take a training sabbatical.

5.Material contracts

(a) SDL has not entered into any material contracts outside the ordinary course of business since 31 March 1997.

(b) IOC has not entered into any material contracts outside the ordinary course of business since 31 March 1997, except for the letter referred to in paragraph 9(b) below.

6.The compulsory acquisition

If, on or before the expiration of four months from the date of posting of this Offer Document, SDL has as a result of acceptances of the Offer, or, subject to certain conditions, acquired or contracted to acquire, at least 90 per cent. in value of the IOC Shares to which the Offer relates then: (i) SDL will be entitled, and intends, to acquire compulsorily the remainder of the outstanding IOC Shares in accordance with sections 428-430F of the Companies Act 1985; and (ii) in such circumstances a holder of IOC Shares may require SDL to purchase his IOC Shares in accordance with the procedures and time limits described in section 430A of the Companies Act 1985. A copy of sections 428-430F of the Companies Act 1985 is set out in Appendix VIII to this Offer Document.

7. Legal matters

Certain legal matters with respect to the validity of the SDL Common Stock registered hereby are being passed upon by Morrison & Foerster LLP, Palo Alto, California.

8. Experts

The consolidated financial statements of SDL, Inc. at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, appearing in this Offer Document have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of IOC as of 30 September 1997 and 1998 and for the years ended 30 September 1996, 1997 and 1998 included in this Offer Document have been audited by Arthur Andersen, Chartered Accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

9. General

(a) Rea Brothers and Henry Cooke have given and not withdrawn their written consent to the issue of this Offer Document with the reference to their name, and Ernst & Young LLP, Independent Auditors, and Arthur Andersen, Chartered Accountants, have given and have not withdrawn their consent to the inclusion of their opinions, each in the form and context in which they are included.

(b) On 23 February 1999, SDL, IOC and certain directors of IOC entered into a letter of understanding concerning the Offer under which, inter alia, IOC gave certain covenants to SDL in relation to the Offer. Subject to such agreement and save as disclosed in this Offer Document, no agreement, arrangement or understanding (including any compensation arrangement) exists between SDL or any party acting in concert with SDL for the purposes of the Offer and any of the directors or recent directors, shareholders or recent shareholders of IOC having any connection with or dependence on the Offer.

(c) There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the IOC Shares to be acquired by SDL pursuant to the Offer will be transferred to any other person, except that SDL reserves the right to transfer any IOC Shares to any of its subsidiaries.

(d) Save as disclosed in paragraph 3(o) of this Appendix VI above, neither SDL nor any person acting in concert with SDL nor IOC nor any associate of IOC has any arrangement (including any indemnity or option arrangement), agreement or understanding (formal or informal) of whatever nature relating to relevant securities (as defined in sub-paragraph 3(o) above), which may be an inducement to deal or refrain from dealing.

  In this sub-paragraph (d):

  (i) references to an "associate" are to:

    (A) subsidiaries and associated companies of SDL and IOC respectively and companies of which any such subsidiaries or associated companies are associated companies;

    (B) banks, financial and other professional advisers (including stockbrokers) to SDL and IOC respectively or a company covered in
         (A) above, including persons controlling, controlled by or under the same control as such banks, financial or other professional advisers;

    (C) the directors (together with their close relatives and related trusts) of SDL and IOC respectively or a company covered in (A) above; and

    (D) the pension funds of SDL and IOC respectively or a company covered in (A) above;

  (ii) references to a "bank" do not apply to a bank whose sole relationship with SDL and IOC respectively or a company covered in (A) above is the provision of normal commercial banking services or such activities in connection with the Offer as handling acceptances and other registration work; and

  (iii) ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated status and "control" means a holding, or aggregate holdings, of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether the holding or aggregate holding gives de facto control.

(e) No proposal exists in connection with the Offer that any payment or other benefit shall be made or given to any director of IOC as compensation for loss of office or as consideration for or in connection with his retirement from office.

(f) The total emoluments receivable by the Directors of SDL will not be varied as a result of the proposed acquisition of IOC or by any other associated transactions.

(g) So far as the Directors of SDL are aware, and save as disclosed in this Offer Document, there have been no material changes in the financial position of SDL since December 31, 1998 (the date to which its last published audited accounts were prepared); and

(h) So far as the directors of IOC are aware, and save as disclosed in this Offer Document, there have been no material changes in the financial or trading position of IOC since 30 September 1998 (the date to which its last published audited accounts were prepared).

(i) The financial information on IOC contained within this Offer Document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 ("the Act"). Statutory accounts for each of the years ended September 30, 1998, 1997 and 1996 have been delivered to the Registrar of Companies for England and Wales. The companies auditors have made reports under section 235 the Act on each of these statutory accounts that were not qualified within the meaning of section 262 and did not contain any statements made under section 237(2) or (3) of the Act.

10.Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (English public holidays excepted) at the offices of Bird & Bird, 90 Fetter Lane, London EC4A 1JP while the Offer remains open for acceptance:

(a) the Restated Certificate of Incorporation and Amended and Restated Bylaws of SDL;

(b)  the Memorandum and Articles of Association of IOC;

(c) the published audited consolidated accounts of IOC for the two financial years ended 30 September 1998;

(d)  the Form 10-K and 10-K/A of SDL for the year ended January 1, 1999;

(e)  the undertakings to accept the Offer referred to sub-paragraph (3)(f) of
     this Appendix VI   of this Offer Document;

(f) the service contracts referred to in paragraph 4 of this Appendix VI of this Offer Document;

(g) the material contract relating to IOC referred to in paragraph 5 of this Appendix VI of this Offer Document;

(h) the letters of consent referred to in sub-paragraph 9(a) of this Appendix VI of this Offer Document;

(i) the affiliate agreements referred to in sub-paragraph 3(a) of this Appendix VI of this Offer Document;

(j)  this Offer Document and the Form of Acceptance; and

(k)  the rules of, or agreements relating to, the IOC Share Option Schemes.

                                 APPENDIX VII

       DESCRIPTION OF SDL CAPITAL STOCK AND CHANGES IN CERTAIN RIGHTS OF
                               IOC SHAREHOLDERS


SDL is authorised to issue up to 20,000,000 shares of SDL Common Stock, $0.001 par value per share, and 1,000,000 shares of Preferred Stock, $0.001 par value per share. On 25 March 1999, SDL announced its intention to declare a two-for-one stock split to be effected in the form of a stock dividend following stockholder approval of an increase in SDL capital stock at the SDL annual meeting of stockholders to be held on May 13, 1999.

SDL Common Stock

The holders of SDL Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of SDL Common Stock have cumulative voting rights in the election of directors. Subject to preferences that may be granted to any then outstanding Preferred Stock, holders of SDL Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of SDL, holders of SDL Common Stock are entitled to share ratably in all assets of SDL remaining after payment of liabilities and the liquidation of any then outstanding Preferred Stock. Holders of SDL Common Stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the SDL Common Stock. All outstanding shares of SDL Common Stock are, and all shares of SDL Common Stock to be outstanding upon completion of the offering will be validly issued, fully paid and non-assessable. See "Information regarding SDL--Risk factors--Our Stock Price has Been and May Continue to be Volatile."

Preferred Stock

The board of directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by stockholders. No shares of Preferred Stock of SDL are outstanding. Of the 1,000,000 shares of Preferred Stock authorised, SDL has denominated 261,628 shares of the Preferred Stock as Series A Preferred Stock, par value $.001 per share. SDL has authorised the issuance of shares of Series B Preferred Stock and 300,000 shares of the Preferred Stock as Series B Preferred Stock, par value $0.001 per share ("Series B Preferred Stock") upon exercise of certain preferred stock purchase rights associated with each share of SDL Common Stock outstanding. See "Stockholder rights agreement" below. The issuance of Preferred Stock could adversely affect the voting power of holders of SDL Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of SDL. SDL has no present plan to issue any shares of Preferred Stock.

Delaware Law and certain charter provisions

Certain provisions of Delaware law and SDL's Restated Certificate of Incorporation (the Certificate) could make more difficult the acquisition of SDL by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of SDL to negotiate first with SDL.

Delaware Statute

SDL is subject to the provisions of Delaware General Corporation Law section 203 (the Delaware Statute). In general, the Delaware Statute prohibits certain business combinations between a publicly-held Delaware corporation, such as SDL, and any "interested stockholder" for a period

                                     VII-1
of three years after the date on which the latter became an interested stockholder unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15 per cent. or more of the corporation's outstanding voting stock.

Classified board of directors

The Certificate provides that, so long as the board of directors consists of more than two directors, the board of directors will be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of SDL's board of directors will be elected each year. In addition, the Certificate provides for cumulative voting in the election of directors, allowing the election of a director at each election by holders representing a large minority of shares.

Advance notice for raising business or making nominations at meetings

The Certificate establishes an advance notice procedure for bringing business before an annual meeting of stockholders and for nominating (other than by or at the direction of the Board of Directors) candidates for election as directors at an annual meeting or a special meeting called for the purpose of electing directors. To be timely, notice of nominations or other business to be brought before an annual meeting must be received by the Secretary of SDL not earlier than 90 nor later than 60 days prior to the first anniversary of the preceding year's annual meeting or, if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary, such notice must be received not earlier than 90 days prior to such annual meeting and not later than the later of: (i) the 60th day prior to the annual meeting; or (ii) the 10th day following the date on which notice of the date of the annual meeting was mailed or public disclosure thereof was made, whichever occurs first.

Other charter provisions

The Certificate provides that in determining whether to take or refrain from taking corporate action on any matter, the Board of Directors may take into account the interests of customers, employees and other constituencies of SDL and its subsidiaries, including the effect upon communities in which SDL and its subsidiaries do business, and may consider long-term as well as short-term interests of SDL and its stockholders, in addition to any other considerations which the Board of Directors may lawfully take into account.

Stockholder rights agreement

On November 6, 1997, the Board of Directors adopted and approved a stockholder rights agreement, as amended on February 11, 1999 (the "SDL Rights Agreement") and declared a dividend of one right (each a "Right") for each share of SDL Common Stock outstanding on November 17, 1997. The Rights have certain anti-takeover effects and are intended to discourage coercive or unfair takeover tactics and to encourage any potential acquirer to negotiate a price fair to all SDL stockholders. The Rights may cause substantial dilution to an acquiring party that attempts to acquire SDL on terms not approved by the Board of Directors, but they will not interfere with any negotiated merger or other business combination. In the event that any person or group (except for a certain existing stockholder of SDL so long as such stockholder is not required to report its ownership on Schedule 13(D)) acquires beneficial ownership of fifteen (15) per cent. or more of the outstanding shares of SDL Common Stock as defined in the SDL Rights Agreement, each holder of a Right, other than a Right beneficially

                                     VII-2
owned by the acquiring person, will thereafter have the right to receive upon exercise that number of shares of SDL Common Stock having a market value of two times the exercise price of the Right. In addition, if at any time following such acquisition of fifteen (15) per cent. or more of the outstanding SDL Common Stock, SDL is acquired in a merger or other business combination or transaction, or fifty (50) per cent. or more of its consolidated assets or earning power are sold, each holder of a Right will receive, upon exercise of that Right, that number of shares of common stock of the acquiring company which, at the time of such transaction, will have a market value of two times the exercise price of the Right.

Differences between SDL Common Stock and IOC Shares

There are a number of differences between the rights attaching to SDL Common Stock and those attaching to IOC Shares. Certain rights attaching to IOC Shares are identified below. Differences may arise from the differences between the legislation governing IOC and SDL as well as between the constitutional documents of the two companies. The following is not a complete description of the differences between the rights associated with IOC Shares compared to SDL Common Stock.

Further, it does not address the differing rights of holders of SDL Preferred Stock should any be issued.

For a complete understanding of such differences, shareholders are referred to the laws and applicable regulations of England and the State of Delaware, United States, the rules of AIM, the NASDAQ, and the constitutional documents of both IOC and SDL.

IOC Share rights

IOC is incorporated in England and operated in accordance with the Companies Act 1985. Rules and regulations governing trading of IOC Shares differ from those relating to SDL.

Pursuant to IOC's Articles of Association, and subject to the restrictions of English law, dividends may be declared by the board of IOC or by IOC, on the recommendation of the IOC board, by ordinary resolution in an amount not to exceed that recommended by the IOC board.

The holders of not less than one tenth of the paid up voting capital of IOC have the right to requisition general meetings of shareholders.

The IOC Articles of Association allow the IOC board, in its absolute discretion, and without giving any reason for so doing, to refuse to register certain transfers of IOC Shares, being shares which are not fully paid up, or being shares, whether fully paid up or not, which are in favour of more than four joint transferees.


                                     VII-3

                                 APPENDIX VIII

                 CERTAIN PROVISIONS OF THE COMPANIES ACT 1985

Set out below is an extract from the Companies Act:

                                  "PART XIIIA

                                TAKEOVER OFFERS

428.Takeover offers

(1) In this Part of this Act "takeover offer" means an offer to acquire all the shares, or all the shares of any class or classes, in a company (other than shares which at the date of the offer are already held by the offeror), being an offer on terms which are the same in relation to all the shares to which the offer relates or, where those shares include shares of different classes, in relation to all the shares of each class.

(2) In subsection (1) "shares" means shares which have been allotted on the date of the offer but a takeover offer may include among the shares to which it relates all or any shares that are subsequently allotted before a date specified in or determined in accordance with the terms of the offer.

(3) The terms offered in relation to any shares shall for the purposes of this section be treated as being the same in relation to all the shares or, as the case may be, all the shares of a class to which the offer relates notwithstanding any variation permitted by subsection (4).

(4) A variation is permitted by this subsection where:

  a. the law of a country or territory outside the United Kingdom precludes an offer of consideration in the form or any of the forms specified in the terms in question or precludes it except after compliance by the offeror with conditions with which he is unable to comply or which he regards as unduly onerous; and

  b. the variation is such that the persons to whom an offer of consideration in that form is precluded are able to receive consideration otherwise than in that form but of substantially equivalent value.

(5) The reference in subsection (1) to shares already held by the offeror includes a reference to shares which he has contracted to acquire but that shall not be construed as including shares which are the subject of a contract binding the holder to accept the offer when it is made, being a contract entered into by the holder either for no consideration and under seal or for no consideration other than a promise by the offeror to make the offer.

(6) In the application of subsection (5) to Scotland, the words "and under seal" shall be omitted.

(7) Where the terms of an offer make provision for their revision and for acceptances on the previous terms to be treated as acceptances on the revised terms, the revision shall not be regarded for the purposes of this Part of this Act as the making of a fresh offer and references in this Part of this Act to the date of the offer shall accordingly be construed as references to the date on which the original offer was made.

                                    VIII-1

(8) In this Part of this Act "the offeror" means, subject to section 430D, the person making a takeover offer and "the company" means the company whose shares are the subject of the offer.

429.Right of offeror to buy out minority shareholders

(1) If, in a case in which a takeover offer does not relate to shares of different classes, the offeror has by virtue of acceptance of the offer acquired or contracted to acquire not less than nine-tenths in value of the shares to which the offer relates he may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or contracted to acquire that he desires to acquire those shares.

(2) If, in a case in which a takeover offer relates to shares of different classes, the offeror has by virtue of acceptances of the offer acquired or contracted to acquire not less than nine-tenths in value of the shares of any class to which the offer relates, he may give notice to the holder of any shares of that class which the offeror has not acquired or contracted to acquire that he desires to acquire those shares.

(3) No notice shall be given under subsection (1) or (2) unless the offeror has acquired or contracted to acquire the shares necessary to satisfy the minimum specified in that subsection before the end of the period of four months beginning with the date of the offer; and no such notice shall be given after the end of the period of two months beginning with the date on which he has acquired or contracted to acquire shares which satisfy that minimum.

(4) Any notice under this section shall be given in the prescribed manner; and when the offeror gives the first notice in relation to an offer he shall send a copy of it to the company together with a statutory declaration by him in the prescribed form stating that the conditions for the giving of the notice are satisfied.

(5) Where the offeror is a company (whether or not a company within the meaning of this Act) the statutory declaration shall be signed by a director.

(6) Any person who fails to send a copy of a notice or statutory declaration as required by subsection (4) or makes such a declaration for the purposes of that subsection knowing it to be false or without having reasonable grounds for believing it to be true shall be liable to imprisonment or a fine, or both, and for continued failure to send the copy or declaration, to a daily default fine.

(7) If any person is charged with an offence for failing to send a copy of a notice as required by subsection (4) it is a defense for him to prove that he took reasonable steps for securing compliance with that subsection.

(8) When during the period within which a takeover offer can be accepted the offeror acquires or contracts to acquire any of the shares to which the offer relates but otherwise than by virtue of acceptances of the offer, then, if:

  (a) The value of the consideration for which they are acquired or contracted to be acquired ("the acquisition consideration") does not at that time exceed the value of the consideration specified in the terms of the offer; or

  (b) those terms are subsequently revised so that when the revision is announced the value of the acquisition consideration, at the time mentioned in paragraph (a) above, no longer exceeds the value of the consideration specified in those terms.

                                    VIII-2
   the offeror shall be treated for the purposes of this section as having acquired or contracted to acquire those shares by virtue of acceptances of the offer; but in any other case those shares shall be treated as excluded from those to which the offer relates.

430. Effect of notice under section 429

(1) The following provisions shall, subject to section 430C, have effect where a notice is given in respect of any shares under section 429.

(2) The offeror shall be entitled and bound to acquire those shares on the terms of the offer.

(3) Where the terms of an offer are such as to give the holder of any shares a choice of consideration the notice shall give particulars of the choice and state:

   (a) that the holder of the shares may within six weeks from the date of the notice indicate his choice by a written communication sent to the offeror at an address specified in the notice; and

   (b) which consideration specified in the offer is to be taken as applying in default of his indicating a choice as aforesaid;

   and the terms of the offer mentioned in subsection (2) shall be determined accordingly.

(4) Subsection (3) applies whether or not any time-limit or the other conditions applicable to the choice under the terms of the offer can still be complied with; and if the consideration chosen by the holders of the shares:

   (a) is not cash and the offeror is no longer able to provide it; or

   (b) was to have been provided by a third party who is no longer bound or able to provide it,

   the consideration shall be taken to consist of an amount of cash payable by the offeror which at the date of the notice is equivalent to the chosen consideration.

(5) At the end of six weeks from the date of the notice the offeror shall forthwith:

   (a) send a copy of the notice to the company; and

   (b) pay or transfer to the company the consideration for the shares to which the notice relates.

(6) If the shares to which the notice relates are registered, the copy of the notice sent to the company under subsection (5)(a) shall be accompanied by an instrument of transfer executed on behalf of the shareholder by a person appointed by the offeror; and on receipt of that instrument the company shall register the offeror as the holder of those shares.

(7) If the shares to which the notice relates are transferable by the delivery of warrants or other instruments, the copy of the notice sent to the company under subsection (5)(a) shall be accompanied by a statement to that effect; and the company shall on receipt of the statement issue the offeror with warrants or other instruments in respect of the shares and those already in issue in respect of the shares shall become void.

(8) Where the consideration referred to in paragraph (b) of subsection (5) consists of shares or securities to be allotted by the offeror the reference in that paragraph to the transfer of the consideration shall be construed as a reference to the allotment of the shares or securities to the company.

(9) Any sum received by a company under paragraph (b) of subsection (5), and any other consideration received under that paragraph shall be held by the company on trust for the

                                    VIII-3
    person entitled to the shares in respect of which the sum or other consideration was received.

(10) Any sum received by a company under paragraph (b) of subsection (5), and any dividend or other sum accruing from any other consideration received by a company under that paragraph, shall be paid into a separate bank account, being an account the balance on which bears interest at an appropriate rate and can be withdrawn by such notice (if any) as is appropriate.

(11) Where after reasonable enquiry made at such intervals as are reasonable the person entitled to any consideration held on trust by virtue of subsection (9) cannot be found and twelve years have elapsed since the consideration was received or the company is wound up the consideration (together with any interest, dividend or other benefit that has accrued from it) shall be paid into court.

(12) In relation to a company registered in Scotland, subsections (13) and
     (14) shall apply in place of subsection (11).

(13) Where after reasonable enquiry made at such intervals as are reasonable the person entitled to any consideration held on trust by virtue of subsection (9) cannot be found and twelve years have elapsed since the consideration was received or the company is wound up:

   (a) the trust shall terminate;

   (b) the company or, as the case may be, the liquidator shall sell any consideration other than cash and any benefit other than cash that has accrued from the consideration; and

   a sum representing:

     (i) the consideration so far as it is cash;

     (ii) the proceeds of any sale under paragraph (b) above; and

     (iii) any interest, dividend or other benefit that has accrued from the consideration,

   shall be deposited in the name of the Accountant of Court in a bank account such as is referred to in subsection (10) and the receipt for the deposit shall be transmitted to the Accountant of Court.

(14) Section 58 of the Bankruptcy (Scotland) Act 1985 (so far as consistent with this Act) shall apply with any necessary modifications to sums deposited under subsection (13) as that section applies to sums deposited under section 57(1) of that Act.

(15) The expenses of any such enquiry as is mentioned in subsection (11) or
     (13) may be defrayed out of the money or other property held on trust for the person or persons to whom the enquiry relates.

430A.Right of minority shareholder to be bought out by offeror

(1) If a takeover offer relates to all the shares in a company and at any time before the end of the period within which the offer can be accepted:


                                    VIII-4

  (a) the offeror has by virtue of acceptances of the offer acquired or contracted to acquire some (but not all) of the shares to which the offer relates; and

  (b) those shares, with or without any other shares in the company which he has acquired or contracted to acquire, amount to not less than nine-tenths in value of all the shares in the company, the holder of any shares to which the offer relates who has not accepted the offer may by a written communication addressed to the offeror require him to acquire those shares.

(2) If a takeover offer relates to shares of any class or classes and at any time before the end of the period within which the offer can be accepted:

  (a) the offeror has by virtue of acceptances of the offer acquired or contracted to acquire some (but not all) of the shares of any class to which the offer relates; and

  (b) those shares, with or without any other shares of that class which he has acquired or contracted to acquire, amount to not less than nine-tenths in value of all the shares of that class,

  the holder of any shares of that class who has not accepted the offer may by a written communication addressed to the offeror require him to acquire those shares.

(3) Within one month of the time specified in subsection (1) or, as the case may be, subsection (2) the offeror shall give any shareholder who has not accepted the offer notice in the prescribed manner of the rights that are exercisable by him under that subsection; and if the notice is given before the end of the period mentioned in that subsection it shall state that the offer is still open for acceptance.

(4) A notice under subsection (3) may specify a period for the exercise of the rights conferred by this section and in that event the rights shall not be exercisable after the end of that period; but no such period shall end less than three months after the end of the period within which the offer can be accepted.

(5) Subsection (3) does not apply if the offeror has given the shareholder a notice in respect of the shares in question under section 429.

(6) If the offeror fails to comply with subsection (3) he and, if the offeror is a company, every officer of the company who is in default or to whose neglect the failure is attributable, shall be liable to a fine and for continued contravention, to a daily default fine.

(7) If an offeror other than a company is charged with an offence for failing to comply with subsection (3) it is a defense for him to prove that he took all reasonable steps for securing compliance with that subsection.

430B.  Effect of requirement under section 430A

(1) The following provision shall, subject to section 430C, have effect where a shareholder exercises his rights in respect of any shares under section 430A.

(2) The offeror shall be entitled and bound to acquire those shares on the terms of the offer or on such other terms as may be agreed.

(3) Where the terms of an offer are such as to give the holder of shares a choice of consideration the holder of the shares may indicate his choice when requiring the offeror to acquire them and the notice given to the holder under section 430A(3):

                                    VIII-5

  (a) shall give particulars of the choice and of the rights conferred by this subsection; and

  (b) may state which consideration specified in the offer is to be taken as applying in default of his indicating a choice;

  and the terms of the offer mentioned in subsection (2) shall be determined accordingly.

(4) Subsection (3) applies whether or not any time-limit or other conditions applicable to the choice under the terms of the offer can still be complied with; and if the consideration chosen by the holder of the shares:

  (a) is not cash and the offeror is no longer able to provide it; or

  (b) was to have been provided by a third party who is no longer bound or able to provide it,

the consideration shall be taken to consist of an amount of cash payable by the offeror which at the date when the holder of the shares requires the offeror to acquire them is equivalent to the chosen consideration.

430C.  Applications to the court

(1) Where a notice is given under section 429 to the holder of any shares the court may, on an application made by him within six weeks from the date on which the notice was given:

  (a) order that the offeror shall not be entitled and bound to acquire the shares; or

  (b) specify terms of acquisition different from those of the offer.

(2) If an application to the court under subsection (1) is pending at the end of the period mentioned in subsection (5) of section 430 that subsection shall not have effect until the application has been disposed of.

(3) Where the holder of any shares exercises his rights under section 430A the court may, on an application made by him or the offeror, order that the terms on which the offeror is entitled and bound to acquire the shares shall be such as the court thinks fit.

(4) No order for costs or expenses shall be made against a shareholder making an application under subsection (1) or (3) unless the court considers:

  (a) that the application was unnecessary, improper or vexatious; or

  (b) that there has been unreasonable delay in making the application or unreasonable conduct on his part in conducting the proceedings on the application.

(5) Where a takeover offer has not been accepted to the extent necessary for entitling the offeror to give notices under subsection (1) or (2) of section 429 the court may, on the application of the offeror, make an order authorizing him to give notices under that subsection if satisfied:

  (a) that the offeror has after reasonable enquiry been unable to trace one or more of the persons holding shares to which the offer relates;

  (b) that the shares which the offeror has acquired or contracted to acquire by virtue of acceptances of the offer, together with the shares held by the person or persons

                                    VIII-6
     mentioned in paragraph (a), amount to not less than the minimum specified in that subsection; and

  (c) that the consideration offered is fair and reasonable;

  but the court shall not make an order under this subsection unless it considers that it is just and equitable to do so having regard, in particular, to the number of shareholders who have been traced but who have not accepted the offer.

430D.Joint offers

(1) A takeover offer may be made by two or more persons jointly and in that event this Part of this Act has effect with the following modifications.

(2) The conditions for the exercise of the rights conferred by sections 429 and 430A shall be satisfied by the joint offerors acquiring or contracting to acquire the necessary shares jointly (as respects acquisitions by virtue of acceptances of the offer) and either jointly or separately (in other cases); and, subject to the following provisions, the rights and obligations of the offeror under those sections and sections 430 and 430B shall be respectively joint rights and joint and several obligations of the joint offerors.

(3) It shall be a sufficient compliance with any provision of those sections requiring or authorizing a notice or other document to be given or sent by or to the joint offerors that it is given or sent by or to any of them; but the statutory declaration required by section 429(4) shall be made by all of them and, in the case of a joint offeror being a company, signed by a director of that company.

(4) In sections 428, 430(8) and 430E references to the offeror shall be construed as references to the joint offerors or any of them.

(5) In section 430(6) and (7) references to the offeror shall be construed as references to the joint offerors or such of them as they may determine.

(6) In sections 430(4)(a) and 430B(4)(a) references to the offeror being no longer able to provide the relevant consideration shall be construed as references to none of the joint offerors being able to do so.

(7) In section 430C references to the offeror shall be construed as references to the joint offerors except that any application under subsection (3) or
    (5) may be made by any of them and the reference in subsection (5)(a) to the offeror having been unable to trace one or more of the persons holding shares shall be construed as a reference to none of the offerors having been able to do so.

430E.Associates

(1) The requirement in section 428(1) that a takeover offer must extend to all the shares, or all the shares of any class or classes, in a company shall be regarded as satisfied notwithstanding that the offer does not extend to shares which associates of the offeror hold or have contracted to acquire; but, subject to subsection (2), shares which any such associate holds or has contracted to acquire, whether at the time when the offer is made or subsequently, shall be disregarded for the purposes of any reference in this Part of this Act to the shares to which a takeover offer relates.

(2) Where during the period within which a takeover offer can be accepted any associate of the offeror acquires or contracts to acquire any of the shares to which the offer relates, then, if the condition specified in subsection (8)(a) or (b) of section 429 is satisfied as respects those

                                    VIII-7
   shares they shall be treated for the purposes of that section as shares to which the offer relates.

(3) In section 430A(1)(b) and (2)(b) the reference to shares which the offeror has acquired or contracted to acquire shall include a reference to shares which any associate of his has acquired or contracted to acquire.

(4) In this section "associate", in relation to an offeror, means:

  (a) a nominee of the offeror;

  (b) a holding company, subsidiary or fellow subsidiary of the offeror or a nominee of such a holding company, subsidiary or fellow subsidiary;

  (c) a body corporate in which the offeror is substantially interested; or

  (d) any person who is, or is a nominee of, a party to an agreement with the offeror for the acquisition of, or of an interest in, the shares which are the subject of the takeover offer, being an agreement which includes provisions imposing obligations or restrictions such as are mentioned in section 204(2)(a).

(5) For the purposes of subsection (4)(b) a company is a fellow subsidiary of another body corporate if both are subsidiaries of the same body corporate but neither is a subsidiary of the other.

(6) For the purposes of subsection (4)(c) an offeror has a substantial interest in a body corporate if:

  (a) that body or its directors are accustomed to act in accordance with his directions or instructions; or

  (b) he is entitled to exercise or control the exercise of one-third or more of the voting power at general meetings of that body.

(7) Subsections (5) and (6) of section 204 shall apply to subsection (4)(d) above as they apply to that section and subsections (3) and (4) of section 203 shall apply for the purposes of subsection (6) above as they apply for the purposes of subsection (2)(b) of that section.

(8) Where the offeror is an individual his associates shall also include his spouse and any minor child or step-child of his.

430F.Convertible securities

(1) For the purposes of this Part of this Act securities of a company shall be treated as shares in the company if they are convertible into or entitle the holder to subscribe for such shares; and references to the holder of shares or a shareholder shall be construed accordingly.

(2)Subsection (1) shall not be construed as requiring any securities to be treated:

  (a) as shares of the same class as those into which they are convertible or for which the holder is entitled to subscribe; or

  (b) as shares of the same class as other securities by reason only that the shares into which they are convertible or for which the holder is entitled to subscribe are of the same class."

                                    VIII-8

                                  APPENDIX IX

                                  Definitions

The following definitions apply throughout this document, unless the context requires otherwise:

"Affiliate Agreements"       agreements between SDL and the directors of IOC
                             to, inter alia, restrict the ability of the directors of IOC to deal in IOC Shares or SDL
                             Common Stock

"AIM"                        the Alternative Investment Market of the London
                             Stock Exchange

"Australia"                  the Commonwealth of Australia, its territories
                             and its possessions

"City Code"                  The City Code on Takeovers and Mergers

"CREST" the system operated by CRESTCo in accordance with the Uncertificated Securities Regulations 1995 (SI 1995 No. 95/3272)

"CRESTCo"                    CRESTCo Limited

"Enlarged Group" or          the SDL Group following the acquisition of IOC
"Enlarged SDL Group"         pursuant to the Offer

"Exchange Act"               the Securities Exchange Act of 1934, as amended,
                             and the rules thereunder

"Form of Acceptance"         the form of acceptance relating to the Offer

"Henry Cooke"                Henry Cooke Corporate Finance Ltd

"Initial Closing Date"       3.00 p.m. (UK time) on  .  1999, being the 21st
                             day after the date of the posting of this Offer
                             Document, unless SDL, in its discretion and subject to the Rules of the City Code, shall have extended the Offer, in which case the term
                             "Initial Closing Date" shall mean the latest time and date at which the Offer, as so extended by SDL, will expire or, if earlier, the time at which the conditions of the Offer set out in Part
                             A of Appendix I of this Offer Document are satisfied or, to the extent permitted, waived

"Initial Offer Period"       the period from the date of this Offer Document
                             to and including the Initial Closing Date

"IOC"                        IOC International plc

"IOC Closing Price"          the middle market closing price for an IOC Share
                             as derived from the AIM section of the London
                             Stock Exchange Daily Official List

"IOC Group"
                             IOC and its subsidiary undertaking (as such term is defined in the Companies Act 1985)

"IOC Limited"                Integrated Optical Components Limited, the
                             wholly-owned subsidiary of IOC

"IOC Shares"                 the existing issued and fully paid ordinary
                             shares of 10p each in the capital of IOC and any further such shares which are unconditionally allotted or issued while the Offer remains open for acceptance (or prior to such earlier date, not being earlier than the Initial Closing Date, as SDL may, subject to the approval of the Panel, decide)

"IOC Shareholders"           holders of IOC Shares

"IOC Share Option Schemes"   the 1997 IOC Employee Share Scheme, the 1998 IOC
                             Executive Share Option Scheme, the share option agreement between IOC Limited and M.A. Powell and others dated 28 March 1994 (as amended), the individual agreements between IOC and each of M.A. Powell, A.C. O'Donnell, S.J. Meyrick, J.D.
                             Dodson and R.P. Harley dated 27 February 1996, the agreement between IOC and Henry Cooke dated
                             27 February 1996 (as amended), the agreement between IOC and T.G. Collins dated 5 August 1996 and the agreement between IOC and N. Healey dated
                             1 May 1997

"London Stock Exchange"      London Stock Exchange Limited

"NASDAQ" the computerised quotation system sponsored by the National Association of Securities Dealers

"New SDL Common Stock"       SDL Common Stock to be issued pursuant to the
                             Offer

"Noon Buying Rate"           the noon buying rate of US dollars for cable
                             transfer in New York City relative to pounds sterling as certified by the New York Federal
                             Reserve Bank for customs purposes

"Offer" the proposed offer to be made by Rea Brothers, on behalf of SDL, on the terms and subject to the conditions to be set out in this Offer Document to acquire the IOC Shares and, where the context admits, any subsequent revision, variation, extension or renewal thereof

"Offer Period"               this term is defined in Appendix I, section 6(b)

"Offer Document"             this document

"Overseas Shareholders"      holders of IOC Shares resident in or nationals or
                             citizens of, jurisdictions outside the United
                             Kingdom and the United States or who are nominees of, or custodians, trustees or guardians for, citizens or nationals of other countries

"Panel"                      the Panel on Takeovers and Mergers

"Rea Brothers"               Rea Brothers Limited

"Registration Statement"
                             the registration statement on Form S--4 relating to the Offer filed by SDL under the Securities Act

"SDL" or "the Company"       SDL, Inc.

"SDL Group"                  SDL and its subsidiaries

"SDL Stockholders"           holders of SDL Common Stock

"SDL Common Stock"           $.001 par value Common Stock of SDL

"SEC"                        the US Securities and Exchange Commission

"Securities Act"             US Securities Act of 1933, as amended, and the
                             rules thereunder

"Treaty" US-UK double tax convention relating to income and capital gains

"UK GAAP"                    generally accepted accounting principles as
                             applied in the UK

"UK" or "United Kingdom"     the United Kingdom of Great Britain and Northern
                             Ireland

"US GAAP"                    generally accepted accounting principles as
                             applied in the US

"US Business Day"            any day other than Saturday, Sunday or a Federal
                             holiday in the US, and consists of the time period from 12.01 a.m. to 12.00 midnight, New
                             York City time

"US Person"                  a US person as defined in Regulation S of the
                             Securities Act

"US Securities Law"          the Securities Act, the Exchange Act and the
                             rules and regulations promulgated thereunder

"United States" or "US"      the United States of America, its territories and
                             possessions, any state of the United States of America and the District of Columbia

"$"                          United States dollars

"(Pounds)" or "GBP"          United Kingdom pounds sterling

                                    PART II

                    Information Not Required in Prospectus

Item 20. Indemnification of Directors and Officers

Under section 145 of the General Corporation Law of the State of Delaware, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Bylaws also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

The Registrant's Certificate of Incorporation provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

The Registrant has entered into agreements with its directors and certain of its executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

The Registrant has obtained a policy of directors' and officers' liability insurance that insures the Registrant's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Item 21. Exhibits and Financial Statement Schedules

Item 21(a). Exhibits

 Number  Document
 ------  --------
   4.2   Specimen Common Stock certificate. (1)
 4.3.1   Rights Agreement, dated November 6, 1997, between SDL and ChaseMellon
         Shareholder Services, L.L.C. a New Jersey limited liability company, together with; Exhibit A, Form of Rights Certificate; Exhibit B, of
         Summary of Rights to Purchase Preferred Stock; and Exhibit C Form of
         Certificate of Designation of the Series B Preferred Stock. (2)

                                   Part II-1

 Number Document
 ------ --------
 4.3.2  First Amended and Restated Rights Agreement, dated February 11, 1999, between SDL and Chase Mellon Shareholders Services, L.L.C., a New
        Jersey limited liability company. (3)
   5.1  Opinion of Morrison & Foerster LLP as to the validity of the issuance of the shares of SDL Common Stock to be issued in the Offer.
  23.1  Consent of Ernst & Young LLP, Independent Auditors, with respect to
        SDL.
  23.2  Consent of Arthur Andersen, Independent Auditors, with respect to IOC.
  23.3  Consent of Morrison & Foerster LLP (included in Exhibit 5.1).
  24.1  Power of attorney of certain signatories (included on the Signature
        Page).
  99.1  Press Announcement.
  99.2  Form of Acceptance.

Notes regarding exhibits incorporated by reference:

(1) Incorporated by reference to identically numbered Exhibit to SDL's Registration Statement on Form S-1 (File No. 33-87752), which became effective on March 15, 1995.

(2) Incorporated by reference to Exhibit 1 to SDL's Registration Statement on Form 8-A (File No. 000-25688), filed with the SEC on November 7, 1997.

(3) Incorporated by reference to Exhibit 1 to SDL's Registration Statement on Form 8-A/A filed with the SEC on March 19, 1999.

Item 21(b). Financial Statement Schedules.

Schedule II--Valuation and Qualifying Accounts.

                                   SDL, Inc.

                       Valuation and Qualifying Accounts
                                (in thousands)

                                             Additions
                                  Balance at  charged                 Balance
                                  beginning     to                    at end
Description                       of period  expenses  Deductions(1) of period
-----------                       ---------- --------- ------------- ---------
Allowance for doubtful accounts
 receivable
Year ended December 31, 1998.....   $1,190     $401        $(586)     $1,005
Year ended December 31, 1997.....   $  780     $442        $ (32)     $1,190
Year ended December 31, 1996.....   $  485     $355        $ (60)     $  780

--------
(1) Uncollectible accounts written off

Item 22. Undertakings.

(a)(1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   Part II-2

(a)(2) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(a)(3) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (a)(2) immediately preceding; or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (((S))230.415 of this chapter), will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(a)(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of SDL pursuant to the foregoing provisions, or otherwise, SDL has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by SDL of expenses incurred or paid by a director, officer or controlling person of SDL in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, SDL will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   Part II-3

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Jose, California on March 31, 1999.

                                          SDL, Inc.

                                                   /s/ Donald R. Scifres
                                          By: _________________________________
                                                     Donald R. Scifres
                                              Chairman of the Board and Chief
                                                     Executive Officer

  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Donald R. Scifres and Michael L. Foster and each of them, as Attorney-in-fact, to sign on his behalf individually and in each capacity stated below, and to file, any amendments, including post-effective amendments, to this registration statement.

              Signature                          Title                   Date
              ---------                          -----                   ----

      /s/ Donald R. Scifres            Chairman of the Board and    March 31, 1999
______________________________________  Chief Executive Officer
          Donald R. Scifres             (Principal Executive
                                        Officer)

      /s/ Michael L. Foster            Chief Financial Officer      March 31, 1999
______________________________________  and Treasurer (Principal
          Michael L. Foster             Financial and Accounting
                                        Officer)

       /s/ Keith B. Geeslin            Director                     March 31, 1999
______________________________________
           Keith B. Geeslin

     /s/ Anthony B. Holbrook           Director                     March 31, 1999
______________________________________
         Anthony B. Holbrook

        /s/ John P. Melton             Director                     March 31, 1999
______________________________________
            John P. Melton

        /s/ Mark B. Myers              Director                     March 31, 1999
______________________________________
            Mark B. Myers

   /s/ Frederic N. Schwettmann         Director                     March 31, 1999
______________________________________
       Frederic N. Schwettmann

                                   Part II-4

                                 Exhibit Index

 Number                                 Document
 ------                                 --------
   4.2  Specimen Common Stock certificate. (1)
 4.3.1  Rights Agreement, dated as of November 6, 1997, between SDL and Chase
        Mellon Shareholder Services, L.L.C. a New Jersey limited liability company, together with; Exhibit A, Form of Rights Certificate; Exhibit
        B, of Summary of Rights to Purchase Preferred Stock; and Exhibit C Form
        of Certificate of Designation of the Series B Preferred Stock. (2)
 4.3.2  First Amended and Restated Rights Agreement, dated as of February 11,
        1999, between SDL and Chase Mellon Shareholders Services, L.L.C., a New
        Jersey limited liability company. (3)
   5.1  Opinion of Morrison & Foerster LLP as to the validity of the issuance of the shares of SDL Common Stock to be issued in the Offer.
  23.1  Consent of Ernst & Young LLP, Independent Auditors, with respect to
        SDL.
  23.2  Consent of Arthur Andersen, Independent Auditors, with respect to IOC.
  23.3  Consent of Morrison & Foerster LLP (included in Exhibit 5.1).
  24.1  Power of attorney of certain signatories (included on the Signature
        Page).
  99.1  Press Announcement.

  99.2  Form of Acceptance.

--------
(1) Incorporated by reference to identically numbered Exhibit to SDL's Registration Statement on Form S-1 (File No. 33-87752), which became effective on March 15, 1995.
(2) Incorporated by reference to Exhibit 1 to SDL's Registration Statement on Form 8-A (File No. 000-25688), filed with the SEC on November 7, 1997.
(3) Incorporated by reference to Exhibit 1 to SDL's Registration Statement on Form 8-A/A filed with the SEC on March 19, 1999.